13

07024932

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frutarom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2007 E
THOMSON
FINANCIAL

FILE NO. 82- 04357 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/2/07

TO BE THE PREFERRED PARTNER
FOR TASTY AND HEALTHY SUCCESS

ARIS
12-31-06



FRUTAROM
FOUNDED 1933

TABLE OF CONTENTS

Dear Shareholder,

We are pleased to report Frutarom's results and achievements in 2006, a year in which we continued implementing our strategy for rapid growth, combining profitable organic growth in core activities with acquisitions, while continuing to realize our ambitious goals. This year we attained one of our goals: Frutarom is now counted among the top ten flavor companies in the world.

For the seventh consecutive year, Frutarom achieved growth in sales and profits. Sales grew by 17.8% to US$ 287.2 million and gross profit rose by 12% to US$ 105.9 million. Operating profit rose by 10% to US$ 37.1 million. Net profit rose by 10.6% to US$ 29.7 million, while achieving a net profit of 10.3%. The trend of improvement was expressed in profit per share, which increased from US$ 0.49 to US$ 0.52 per share.

The excellent results we present for 2006 were achieved in a challenging business environment, which for some time has been characterized by rising prices for many of the raw materials used in Frutarom's production. Frutarom continues seeking to improve profit margins by raising the selling prices of both the Flavors Division's and Fine Ingredients Division's products in order to ensure further improvement to margins in the future.

The trend of consolidation in our industry, which reduces the number of players in the field, continued in 2006. Frutarom is one of the more active companies in the market in acquisitions. Our management devotes considerable resources to identifying and realizing additional acquisitions that will fit our rapid growth strategy and ensure that we continue to create value for you, our shareholders.

At the beginning of 2006, Frutarom acquired 70% of the share equity of the Nesse group. Nesse develops, produces, markets and sells innovative, unique solutions that incorporate savory flavors and unique functional ingredients. This acquisition bolstered the technological capabilities and product range that Frutarom offers its customers in the savory field, and contributed to solidifying Frutarom's position as a leading global flavors supplier.

In October 2006, Frutarom acquired 100% of the shares of the Acatris Health group. Acatris manages its multinational activity from centers in Holland, Belgium and the United States. Acatris Health develops, produces and markets active ingredients with scientifically proven health attributes. The acquisition of Acatris boosts Frutarom's position as a leading supplier of unique natural ingredients and extracts, with proven health values.

The two acquisitions made in 2006 further the realization of Frutarom's vision:

"To be the Preferred Partner for Taste and Healthy Success."

Frutarom continues striving to achieve rapid, profitable organic growth in core activities at rates that surpass those of the industry. We continue to concentrate both on our large multinational customers and on mid sized and local customers, providing all with the same excellent, quality service in accordance with their individual and special needs. We will persist in strengthening Frutarom's presence in developed markets such as West Europe and the United States, and in augmenting and intensifying our activity in Asia and the emerging markets through further penetration of additional markets that have higher growth rates than the global average. Frutarom continues to offer its customers a varied and expansive product range consisting mainly of natural products, along with new, innovative products, created with advanced technologies, such as functional and organic food ingredients.

The trends and fast expansion of the food market in recent years are developing in the direction of natural, tasty and healthy. We are witness to the increasing demand in consumer demand (in both the food and cosmetic markets) for natural products that have health and dietary values (reduced calories, fat, salt, cholesterol, etc.), for organic products and for products with attributes proven to prevent disease and strengthen the immune system (functional food). We also see growing consumer demand for products with 'clean labels.' Frutarom identified these trends some time ago and took strategic actions to position the Company at a unique crossroads, integrating our varied capabilities by combining the complementary activities of our two Divisions with the acquisitions made in recent years. Together, these initiatives enable us to provide our customers with advanced, unique solutions that blend excellent taste and health.

We regard our research and development, technology and innovation as core competencies, a significant advantage, and one of our internal growth engines. Our research centers continue to invest resources in developing new and innovative added-value products that yield high profit margins, and to partner with leading research institutes, academic institutions and start-ups worldwide. Our research and development efforts will constitute the basis for our continued growth in coming years and allow us to persevere in providing high added value to our customers. As part of realizing our strategy, we are in the advanced stages of building a new innovation center in Switzerland that will be among the most innovative and unique in the field and enable us to create, together with our customers, the most advanced solutions in the field of taste and health.

To further strengthen Frutarom, we have continued expanding and deepening the managerial infrastructure and team that will allow us to sustain our accelerated growth and achieve our ambitious goals. Frutarom's augmented management is working to realize the synergy and many cross selling opportunities within and between the Divisions and our customers and products, whether existing or added through future acquisitions.

To conclude on a personal note, our continued success could not have been achieved without the dedication and work of all of Frutarom's employees throughout the world and their ongoing quest for creativity and excellence. For this, we would like to acknowledge and thank them. The initiative and excellence of Frutarom's employees, under the guidance of our experienced global management team, constitute a strong foundation for our continued growth and future success. We are confident that, with the continued contribution of our employees and management and the ongoing support of our board members and our shareholders, we will continue to develop and grow our Company. We will continue to supply innovative, quality products to our many loyal customers, spread throughout the world, provide them with excellent service, and successfully meet the ambitious goals and challenges ahead of us.

Sincerely,

Dr. John J. Farber
Chairman
The Board of Directors

Ori Yehudai
President & CEO

March 20, 2007



SECTION A -

DESCRIPTION OF THE COMPANY'S BUSINESS

FRUTAROM

FOUNDED 1933

FORWARD-LOOKING STATEMENTS

This report includes statements that are "forward-looking statements." Forward-looking statements, as defined in the Securities Law – 1968, include forecast estimates or other information relating to future events or circumstances whose occurrence is not certain and which are not solely in the Company's control. These forward-looking statements can be identified, among others, by the use of terms such as, "believes," "estimates," "intends," "expects," "plans," "will" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

By their nature, forward-looking statements involve risk and uncertainty. Forward-looking statements are not guarantees of future performance and the actual results of the Company's operations, financial conditions and its development, including the realization of its strategy and goals, may be materially different from those described or discussed in this report.

Important factors that could cause the actual results of the Company's activity, financial status and development, including realization of its strategy and goals, to differ materially from those described in this report, include, among others: competition in the markets in which the Company operates; changes in demand for the Company's products; changes in the Company's ability to introduce, produce and market new products; future changes in accounting policies; the ability of the Company to successfully identify and acquire complementary products and companies; the ability of the Company to merge activities and/or companies that have been and/or will be acquired by it; the impact of certain laws, regulations and standards, especially in the areas of the environment, intellectual property, tax, health and safety; currency fluctuations; the Company's ability to obtain regulatory approvals for its products; the Company's ability to maintain access to raw materials; and the recruitment and continued employment of key employees.

Subject to the requirements of the Tel Aviv Stock Exchange and/or the London Stock Exchange and/or as required by applicable law, the Company does not intend to update any industry information or forward-looking statements set out in this report.

TABLE OF CONTENTS

Chapter 1 – THE COMPANY'S BUSINESS AND ITS DEVELOPMENT

the following terms will have the meaning ascribed to them:

"US$" -	United States dollar
"Financial reports" -	The financial reports of the company as at December 31, 2006 attached as chapter 3 to this report
"The Company" or "Frutarom" -	Frutarom Industries Ltd., including all its subsidiaries
"The Regulation" -	Income Tax Regulation (New Version)
"Share" -	Ordinary share par value NIS 1.00 of the Company
"GDR" -	Global Depositary Receipt
"Flachsmann" -	Emil Flachsmann AG
"IFF" -	International Flavors & Fragrances Inc.
"Nesse" -	GewurzMühle Nesse GmbH and GewurzMühle Nesse Gebr. Krause GmbH
"Acatris" -	Acatris Inc., Acatris Specialities Holding B.V., and Acatris Belgium NV

All the data in this report are in US dollars unless stated otherwise.

1. The Group's Activity and Description of the Development of its Business

General

1.1. Frutarom Industries Ltd. (the "Company" or "Frutcrom") was associated in Israel in 1995 as a private company with limited shares under the name Frutarom NewCo (1995) Ltd. In 1996 the Company changed its name to Frutarom Industries Ltd.

1.2. Frutarom Ltd., a wholly owned subsidiary through which the Company coordinates and holds its business and production activity, was established in 1933 as Frutarom Palestine Ltd. Frutarom's operations initially consisted of the cultivation of aromatic plants and flowers for the extraction and distillation of flavor and fine ingredients materials and essential oils.

1.3. In 1952, Frutarom's assets were purchased by Electrochemical Industries Ltd. ("EIL").

1.4. In May 1996, as part of the Company's spin off from EIL, the Company's shares were listed for trade on the Tel Aviv Stock Exchange.

1.5. Today, the Frutarom Group is a global leading company in the field of flavors and unique fine ingredients mainly for the food, beverage and pharmaceutical industries. Each year the Company produces, markets and sells over 15,000 products to more than 5,000 customers in over 120 countries, and has production facilities in Europe, North America, Israel and Asia.

1.6. In February 2005, the Company raised capital from international and Israeli institutional investors by issuing shares and registering GDRs for trade on the London Stock Exchange Main List. The net proceeds from the capital raising are intended for use in financing future strategic acquisitions as part of Frutarom's rapid growth strategy, combining rapid internal growth of core activities at above average industry growth, with strategic acquisitions of activities and knowhow in Frutarom's main fields of activity and in strategic geographic locations, as well as to refinance the cost of acquiring IFF's European Food Systems business, which was completed during the second half of 2004.

For additional information on the Company's growth strategy refer to section 39 of this report. For additional information on the acquisition of IFF's Food Systems business in Europe, refer to section 1.15 of this report.

1.7. The main shareholder in the Company is the ICC Group, which, through ICC Industries Inc.[1], holds 1,964,761

---

[1] Dr. John Farber, the chairman of the board of directors of the Company, is the controlling shareholder of ICC Industries Inc.

shares, comprising 3.41% of the Company's share equity and voting rights, and through ICC Handels AG[2] holds 19,227,347 shares, comprising 33.34% of the Company's share equity and voting rights.

[2] A company wholly owned by ICC Industries Inc.

The Group Structure[1]


Frutarom Industries Ltd.
Frutarom Ltd.
Frutarom Trust Ltd.[2]
International Frutarom Corp.
Frutarom USA Inc.
Frutarom Inc.
Frutarom (UK) Ltd.
Turkish Holding Ltd.[3]
Frutarom Switzerland Ltd.
Frutarom Russia Ltd.
Frutarom Ukraine Ltd.
Frutarom Kazakhstan Ltd.
Frutarom Flavors (kunshan) Co. Ltd.
Far Aromatic Gida Urunleri Sanavi Va Ticaret Sirketi Ltd.
Frutarom do Brazil Ltda.
Frutarom Trade and Marketina (1990) Ltd.
Galilee Essences Ltd.
Frutarom Mexico S.A.
Frutarom Nordic A/S
Frutarom Germany GmbH
GewurzMuhle Nesse GmbH
GewurzMühle Nesse Gebr. Krause GmbH
Flachsmann Properties Ltd*
Flachsmann Canada Ltd*
Frutarom Belarus Ltd.
Frutarom (Marketing) S.R.L.
Frutarom France S.A.R.L.
Frutarom Belgium N.V.[4]
Frutarom Netherlands B.V.
Frutarom Specialities Belgium N.V.
Frutarom U.S.A. Holdings Inc.*

1 The holding in each of the companys in the Group is 100%, excluding GewurzMuhle Nesse Gebr. Krause GmbH and GewurzMuhle Nesse GmbH, where the holding is 70%.

2 Frutarom Trust Ltd. holds shares in the Company in trust for the Group's employees.

3 Dormant company, in the process of being removed from the register.

4 International Frutarom Corp. holds one share in Frutarom Belgium N.V.

* Dormant company.

1.8. In the second half of the 1980s, when Frutarom came under new management, it was decided to adopt a business strategy whose aims included materially growing the Company's international activities and establishing Frutarom as a major multinational company in its field by substantially expanding the Company's activity in the flavors sector, which is the Company's most profitable field of activity.

1.9. At the beginning of the 1990s, Frutarom's management decided to expand the Company's global activity through acquisitions of companies and activities in the Company's fields of activity. Accordingly, at the beginning of the 1990s the Company acquired small flavors companies in the United States and United Kingdom. These acquisitions contributed to expanding Frutarom's geographic presence, product portfolio and customer base.

1.10. In 1993 the Company made its first strategic acquisition by acquiring the Meer Corporation in the United States, a company that produced, marketed and sold natural botanical extracts, gums and natural stabilizers. This acquisition provided Frutarom with a significant foothold in the American market and substantially expanded its natural product portfolio.

1.11. During 1997 and 1998, Frutarom made a strategic decision to penetrate and expand its activity in emerging markets by establishing subsidiaries in selected target countries. Accordingly, Frutarom established subsidiaries in Russia, Ukraine, Kazakhstan, Belarus and Romania. The Company also established subsidiaries in Brazil, Mexico, Turkey and China. Activity in each of these countries has grown significantly and become an important part of Frutarom's current and future activity. Frutarom intends to continue establishing additional subsidiaries and expanding its activities in emerging markets.

1.12. Between 1999 and 2006, Frutarom continued executing its rapid growth strategy by acquiring companies and activities that are complementary and synergetic with its core activities, while at the same time continuing its focus and achievement of organic growth at rates significantly higher than the industry average growth rate. During this period Frutarom made several strategic acquisitions of companies and activities that are complementary and synergetic with its own core activities by acquiring Baltimore Spice Israel Ltd. in 1999; CPL Aromas Ltd.'s flavors and fine ingredients activity in 2001 (refer to section 1.13); the Swiss company, Emil Flachsmann AG, in 2003 (refer to section 1.14); the European Food Systems activity of International Flavors & Fragrances during the second half of 2004 (refer to section 1.15); the German Nesse in January 2006 (refer to section 1.16); and Acatris in October 2006 (refer to section 1.17).

1.13. **Acquisition of activity from CPL Aromas Ltd.** – In 2001 Frutarom, through Frutarom (UK) Ltd., acquired the activities and assets of CPL Aromas Ltd.'s flavors and fine ingredients divisions. In consideration, Frutarom paid approximately US$ 16 million. This acquisition established Frutarom's position in the English market, and expanded its presence in additional international markets (for instance: Western Europe, the United States and Asia) and its product portfolio, including new products in the field of Food Systems.

1.14. **Acquisition of Emil Flachsmann AG** – In June 2003, Frutarom, through Frutarom (UK) Ltd., completed the acquisition of 100% of the issued share equity of Emil Flachsmann AG ("Flachsmann") for a total consideration of approximately US$ 18 million.

Flachsmann was established in Switzerland in 1935 and develops, manufactures, markets and sells natural flavors, botanical extracts and natural functional food ingredients for the food and beverage, pharma/nutraceutical, and flavor and fragrance industries.

The acquisition in June 2003 of the Flachsmann activity shares synergism with Frutarom's activity and has significantly bolstered Frutarom's flavors and fine ingredients business as well as Frutarom's unique natural product offering. The acquisition contributed to expanding Frutarom's research and development knowhow and capabilities and production capacity, and markedly contributed to expanding Frutarom's customer base and sales and marketing infrastructure.

In addition, the acquisition also significantly contributed to strengthening Frutarom's market position in Western Europe, such as in Switzerland, Germany and Denmark, and strengthened its market penetration in markets such as Korea and Japan. In the Fine Ingredients Division, the Flachsmann acquisition contributed mainly to expanding Frutarom's natural product portfolio, including pharma-grade botanical extracts for flavors, functional food and pharmaceutical/nutraceutical applications.

Following the Flachsmann acquisition, Frutarom implemented a reorganization program in the Flachsmann activity in order to reduce costs and to merge Frutarom's and Flachsmann's marketing activities by leveraging the considerable synergy existing between them. The Flachsmann activities in Canada and Europe were merged with Frutarom's, while reducing manpower and closing certain Flachsmann activities. Frutarom finalized the first phase of the integration of Flachsmann and has now begun the second phase of utilizing the cross-selling opportunities that the Flachsmann acquisition provides.

The Flachsmann acquisition continues to be an important strategic step in Frutarom's business development.

1.15. **Acquisition of IFF's European Food System Activity** – During the second half of 2004 Frutarom, through its subsidiaries in Switzerland, Germany and France, completed the acquisition of IFF's European Food System business. The acquisition price was Eur 33.5 million (approximately US$ 41.3 million).

The acquired business develops, produces and markets Food Systems (for details of the Food Systems business refer to section 8.11 of this report), and has two production sites in Switzerland and Germany, as well as marketing, sales and research and development activities in Switzerland, Germany and France.

The activity acquired included the Food Systems activity of IFF Switzerland and IFF Germany, which were acquired on August 17, 2004 for the purchase price of Eur 30 million (US$ 37 million).

On October 29, 2004, the Company completed the acquisition of IFF France's Food Systems activity for the purchase price of Eur 3.5 million (US$ 4.3 million).

According to the purchase agreement, the purchase price paid by the Company is subject to an adjustment mechanism based on the net book value of the inventory, fixed assets and liabilities assumed by the Company on August 17, 2004 (relative to Switzerland and Germany) and on October 29, 2004 (relative to France) compared with their net book value on December 31, 2003. After the adjustments, the purchase price for the acquisition of IFF Food System activity in Switzerland and Germany was Eur 25.1 million (US$ 31.5 million) and in France, Eur 2.2 million (US$ 2.8 million).

In addition, the acquisition agreement provides for an earn-out mechanism according to which the purchase price may increase or decrease by up to Eur 3.5 million depending on the results of the acquired business in 2005 and 2006. According to its results in 2005, the purchase price was reduced by an additional Eur 1.75 million and in view of the acquired activity's results in 2006 is expected to be reduced a further Eur 1.75 million.

The acquisition of IFF's European Food Systems activity significantly expanded Frutarom's food and beverage customer base, geographic reach in Europe, including entry into countries where Frutarom previously had little or no presence, and its product portfolio, including sales of products that integrate flavors, natural functional food ingredients and Food Systems. Similarly, the acquisition granted Frutarom new possibilities and opportunities for cross–selling that it is now working to realize.

Upon completing the acquisition of the food systems activity in France, Frutarom implemented a reorganization plan that included the transfer of the production activity conducted by IFF in France to Frutarom's food systems production sites in Switzerland and Germany, with the aim of reducing costs and improving production efficiency. Frutarom also leverage the synergies by integrating the sales and marketing and R &D teams in Europe; and the operational activities with the food systems (ripples) business in UK.

1.16. **Acquisition of Nesse –** On January 2006, Frutarom signed an agreement to acquire 70% of the issued and paid up share equity of GewurzMuhle Nesse GmbH and GewurzMuhle Nesse Gebr. Krause GmbH. Companies owned bt the Krause family, the sellers. The acquisition was performed through Frutarom Germany GmbH, a wholly owned subsidiary of Frutarom.

Nesse has been active since 1880 and today is an international group achieving high internal growth that employs about 110 people. Nesse operates two production sites in Germany and has sales and marketing representatives in 20 additional countries, mainly Eastern and Western Europe. Nesse develops, produces, markets and sells innovative, unique savory solutions that include savory flavors and specialty functional ingredients. Neese's extensive customer base includes hundreds of food manufacturers, principally in Eastern and Western Europe.

The consideration paid by Frutarom upon signature of the agreement for the acquisition of 70% of Nesse's issued and paid up shares was Eur 18.41 million. In addition, the sellers are entitled to a one time future payment on March 31, 2008, which will be based on continued improvement, to the extent achieved, in Nesse's operating profit in the years 2005-2007.

As part of the acquisition agreement, for a period of two years as of the end of 2007 Frutarom has a call option to purchase and the sellers have a put option to sell the remaining 30% of Nesse's issued and paid up shares. The exercise price will be based on 30% of the average annual operating profit achieved by Nesse during the eight quarters preceding the exercise of the option, multiplied by 6.5.

This strategic acquisition was another significant milestone in implementing Frutarom's rapid growth strategy. The acquisition significantly strengthened Frutarom's technological capabilities and offering to customers in the savory field and contributes to strengthening and positioning Frutarom in both Western and Eastern Europe as a leading flavors supplier. The Nesse acquisition expanded Frutarom's geographic spread to additional countries in which Frutarom was less active, such as Poland, Czech Republic, Latvia, and others.

Nesse's savory activity is synergetic with Frutarom's activities in the more than 120 countries in which Frutarom operates, especially in Western and Eastern Europe. Frutarom intends to take advantage of its large, dedicated global sales and marketing infrastructure to realize the substantial cross-selling opportunities created by the acquisition, by expanding both the customer base and the product portfolio.

On May 23, 2006, the Company issued an immediate report that included an estimation of the value of Nesse's assets and liabilities.

1.17. **Acquisition of Acatris –** In October 2006, Frutarom completed the acquisition of 100% of the issued and paid share equity of the American company, Acatris Inc.; of the Dutch company, Acatris Specialities Holding B.V.

Acatris manages multinational activity from its centers in Holland and Belgium, through which it produces and markets active ingredients and unique, natural botanical extracts with scientifically proven health attributes that are supported by clinical research and protected by patents, and owns the Lifeline products line that includes, among others, the products Fenulife, Soylife and Linumlife. The Acatris group sells its products to over 450 customers, some leaders in their fields, mainly in Western Europe and the USA in the nutraceutical, food, functional food and cosmeceutical markets.

The acquisition of Acatris was strategic and is an additional important step in implementing Frutarom's strategy for rapid growth. This acquisition substantially strengthens the unique, natural product portfolio offered by Frutarom to its customers, particularly in the rapidly growing nutraceutical and functional food markets, and Frutarom's position as a leading global manufacturer in these markets.

The activity of Frutarom and Acatris are highly synergistic, especially in the field of unique natural products. Frutarom is working to realize this synergy and immediately after the acquisition began to integrate

Acatris's activity with the global organization of Frutarom's Fine Ingredients Division, particularly with the activity of Frutarom Switzerland (formerly Flachsmann) in the field of unique natural botanical extracts.

1.18. As part of the process of integrating Acatris into Frutarom's activity, the names of the companies were changed, as follows: the American company, Acatris Inc., to Frutarom Inc.; Acatris Belgium NV to Frutarom Belgium NV; and the Dutch company, Acatris Specialities Holding B.V., to Frutarom Netherlands B.V.

2. The Group's Fields of Operation

Frutarom is a global company that develops, manufactures, markets and sells flavors and fine ingredients used in the production of food and beverage, flavors and fragrances, pharma/nutraceutical, personal care and other products. The Company's operates principally in two divisions, each of which is a main field of activity and reports as a business sector in the Company's consolidated financial reports (refer also to Note 6 in the financial reports for 2006, which are included in this periodic report), as detailed below:

2.1. **The Flavors Division** – Frutarom's Flavors Division develops, produces, markets and sells high quality, value added sweet and savory flavors and Food Systems used mainly by manufacturers of food and beverages and other consumer products. Frutarom develops for its customers thousands of different flavors, most of which are tailor-made, and continuously develops new flavors in order to meet changing consumer preferences and customer needs. The Flavors Division is the most profitable of Frutarom's Divisions and has experienced rapid growth since 2001. Sales for the Flavors Division increased from US$ 39.1 million in 2001 to US$ 187 million in 2006. The growth in the Flavors Division's sales derives from the Division's focus on both developed and emerging markets and by serving multinational, mid sizec and local customers, and the execution of strategic acquisitions. The proportion of Frutarom's total sales represented by the Flavors Division's products has increased from 38.7% in 2001 to 65.1% in 2006.

2.2. **The Fine Ingredients Division** – The Fine Ingredients Division develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, citrus products, aroma chemicals, and natural gums. The products of the Fine Ingredients Division are sold principally to the food and beverage, flavor and fragrance, pharmaceutical and personal care industries. The Fine Ingredients Division has experienced significant growth since 2001, with sales increasing from US$ 57.5 million in 2001 to US$ 98.4 million in 2006. The growth in sales was achieved by focusing primarily on the development of new and innovative value-added products, and as a result of several strategic acquisitions, and by focusing on multinational, mid sized customers. The proportion of Frutarom's total sales represented by the Fine Ingredients Division's products totaled 34.2% in 2006.

Although a majority of the fine ingredients produced by the Company are sold to third parties, a portion of Frutarom's specialty fine ingredients production, for example in citrus, is reserved solely for use by the Flavors Division in its production of certain flavors, giving Frutarom a unique advantage.

2.3. **Trade & Marketing Activity** – In addition to the Flavors and Fine Ingredients Divisions, Frutarom trades and markets various raw materials produced by third parties to customers in Israel. As a result of this activity being considered non core by management and its low volume, it will not be reviewed separately in this report. In 2006 the activity totaled US$ 6.7 million and its relative portion of Frutarom's total sales was 2.3%.

3. Investments in the Company's Capital and Transactions in its Shares

3.1. In a material private placement to institutional investors made by the Company in July 2003, the Company recruited a total of approximately NIS 51 million ($ 11.6 million) against the allocation of 5,135,000 shares in the Company. For details on the stated significant private offering refer to the immediate report of the Company regarding a significant private placement and non significant private offering dated July 10, 2003, which was publicized on July 10, 2003 and the amendment to the above mentioned immediate report dated July 13, 2003 that was publicized on July 14, 2003.

3.2. In a significant private placement and non significant private offering made by the Company in January 2004, the Company allocated 900,000 shares par value NIS 1.00 each of the Company to three officers in the Company, including the President of the Company, Mr. Ori Yehudai, as part of the Options Plan for officers (refer to section 29.10 of this report). For details on the stated private offering refer to the immediate report of the Company regarding a significant private placement and non significant private offering dated December 21, 2003, which was publicized on December 21, 2003 and section one of the immediate report on the results of the General Meeting to approve a transaction with a controlling party and/or to approve a private offering dated January 15, 2004, which was published on January 15, 2004.

3.3. In a non significant private placement made by the Company in June 2004, the Company allocated to an officer 150,000 inconvertible options in accordance with the instructions in Section 102(b)(3) of the Income Tax Regulation (New Version). Each option may be exercised to one ordinary share par value NIS 1.00 each of the Company and in total to 150,000 ordinary shares of the Company. For details on the stated private offering refer to the immediate report of the Company regarding a private offering that is not significant dated May 18, 2004 as published on May 15, 2004.

3.4. On February 8, 2005 the Company completed an offering by way of issuing its shares and registering GDRs in the London Stock Exchange Main Listing ("capital recruitment"). In recruiting the capital the Company offered 10,000,000 ordinary shares (in the form of shares and GDRs wherein each GDR represents one share). The shares were sold for NIS 33.50 for each share and the GDRs for US$ 7.63 for each GDR (the "Offering Price"). The Company received proceeds of approximately US$ 76.3 million for the Offering. The net proceeds (deducting commission to the underwriters and other expenses related to the Offering, totaling US$ 4.9 million) received by the Company totaled US$ 71.4 million.

3.5. As part of the offering stated in section 3.4, ICC Handels AG of the ICC Group, which is the controlling party in the

Company, sold 2,000,000 shares in the Company at the Offering Price.

3.6. On February 16, 2005, UBS, on behalf of the underwriters, notified the Company and ICC Handels AG of the full exercise of the over- allotment option given by the Company and by ICC Handels AG to purchase up to 1,200,000 additional shares in the Company at the Offering Price. Upon exercise of the option, the Company issued 600,000 additional shares and 600,000 existing shares were sold by ICC Handels AG.

3.7. Once the option was exercised, the total size of the Offering was 13,200,000 shares of the Company of which 10,600,000 were sold by the Company and 2,600,000 by ICC Handels AG. Upon exercise of the option, the proceeds from the offering totaled to US$ 4.6 million. The net proceeds (minus commission to the underwriters and other expenses related to the Offering totaled US$ 0.2 million) that the company received increased by US$ 4.4 million and totaled US$ 75.8 million.

3.8. In a significant private placement and non significant private offering made by the Company in January 2006, the Company allotted 725,000 non-transferable options to four senior officers of the Company, among them the Company's president, Mr. Ori Yehudai. The options were allocated to the officers without remuneration in accordance with the instructions of Section 102(b)(3) of the Internal Revenue Ordinance. Each option is exercisable into one share in the Company, and in total for 725,000 ordinary shares in the Company. For details on the stated private offering refer to the immediate report of the Company regarding a private offering that is not significant, dated January 3, 2006 as published on January 3, 2006 and amended to the immediate report dated January 4, 2006 and published on the same date.

4. Distribution of Dividends

4.1. The Company's policy regarding distributing dividends, including the amount of the distribution, depends on several factors, including the level of the Company's profitability and its investment plans.

In recent years the Company has declared and distributed dividends to its shareholders as detailed in the following table (in NIS thousands):

Year	Price Per Share	Total Sum
2003	0.10	4,104
2004	0.11	5,180
2005	0.13	7,498
2006	0.16	9,228

The stated dividend does not require the approval of a court of law.

4.2. Upon approval of the financial reports for the period ended December 31, 2006, the Board of Directors of the Company decided to distribute a cash dividend in the amount of NIS 0.18 per share for an overall total of NIS 10,382 thousands.

4.3. The Company intends to continue distributing dividends to its shareholders in the future. At the same time, there is no certainty that the stated dividend will be declared and distributed in the future, and it is also uncertain that if a future dividend were to be distributed, it would be in accordance with that described above.

CHAPTER 2 – OTHER INFORMATION

5. Financial Data Regarding the Company's Fields of Activity

5.1. Following are financial data for the Group broken down by fields of activity for the years 2004 through 2006 (in US$ 000):

2006		Field of activity		Adjustment to consolidated	Consoli-dated
		Flavors	Fine Ingredients		
Income	From external	187,030	93,468	6,749	287,247
	From other fields of activity	–	4,896	(4,896)	--
Total Income		187,030	98,364	1,853	287,247
Expenses	Expenses that are income of other fields of activity	4,896	--	(4,896)	–
	Expenses that are not income of other fields of activity	152,286	91,078	6,828	250,192
Total Expenses		**157,182**	**91,078**	**1,932**	**250,192**
Operating Profit		**29,848**	**7,285**	**(79)**	**37,055**
Total Assets		**130,726**	**49,595**	**136,376**	**316,697**

2005		Field of activity		Adjustment to consolidated	Consoli-dated
		Flavors	Fine Ingredients		
Income	From external	150,437	87,040	6,326	243,803
	From other fields of activity	--	2,728	(2,728)	0
Total Income		150,437	89,768	3,598	243,803
Expenses	Expenses that are income of other fields of activity	2,728	--	(2,728)	0
	Expenses that are not income of other fields of activity	123,440	80,308	6,317	210,065
Total Expenses		**126,168**	**80,308**	**3,589**	**210,065**
Operating Profit		**24,269**	**9,460**	**9**	**33,738**
Total Assets		**93,558**	**44,507**	**95,801**	**233,866**

2004		Field of activity		Adjustment to consolidated	Consoli-dated
		Flavors	Fine Ingredients		
Income	From external	110,908	79,120	6,752	196,780
	From other fields of activity		2,612	-2,612	0
Total Income		110,908	81,732	4,140	196,780
Expenses	Expenses that are income of other fields of activity	2,612		-2,612	0
	Expenses that are not income of other fields of activity	92,944	75,220	6,604	174,768
Total Expenses		**95,556**	**75,220**	**3,992**	**174,768**
Operating Profit		**15,352**	**6,512**	**148**	**22,012**
Total Assets		**105,291**	**51,170**	**57,279**	**213,740**

5.2. Significance of Adjustment to Consolidated – Trade and marketing activity and sales and purchases between divisions are cancelled in the framework of the adjustment to the consolidated.

5.3. Explanation of Developments – For an explanation of developments that occurred in the data shown above refer to the explanation in the Directors Report for the year ended December 31, 2006.

6. Market Environment and Influence of External Factors on the Company's Activity

Market Environment – Global Flavor and Fragrance Industry

6.1. Frutarom operates in the global flavors and fine ingredients markets. The segments of the flavors market in which Frutarom operates are flavor compounds and food systems. The segments of the fine ingredients market in which Frutarom operates include principally natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, citrus products and aroma chemicals.

6.2. Research company Leffingwell & Associates estimates that in 2004, the global market for flavors, fragrances and fine ingredients amounted to approximately US$ 18 billion. Frutarom does not operate in the market for fragrance compounds, but does operate in the markets for natural functional food ingredients (which are not included in the above estimate) and therefore estimates that the global market in which it operates had sales of approximately US$ 15 billion.

6.3. SRI Consultants[3] and IAL Consultants estimate that global sales in the flavor and fine ingredients markets in which Frutarom operates will grow at an annual rate of between 2% and 4% from 2005 to 2008. The growth rate is expected to be significantly higher in certain emerging markets, in which Frutarom operates, such as Eastern Europe, Russia, China, India, and South America, both as a result of expected increases in GNP and changes in consumer preferences in these markets. SRI Consultants estimates that the market for functional food ingredients in Europe and the USA is expected to grow at a higher average annual rate than other segments, of about 9%.

6.4. The flavor, fragrance and fine ingredients industry can be divided into main groups: (i) large multinational companies, (ii) mid-sized companies and (iii) local and small companies.

Large multinational companies generally operate globally and have revenues in excess of US$ 500 million. In 2003, there were six such companies, and according to SRI Consultants they represented approximately 50% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales of natural functional food ingredients and pharma/nutraceutical extracts). These companies generally focus primarily on customers who are large multinational food and beverage producers.

Local and small companies generally have revenues of less than US$ 100 million (most of them are much smaller and sell only several million dollars). SRI Consultants estimates that in 2003 these companies represented approximately 37% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales

[3] SRI Consulting 2004

of natural functional food ingredients and pharma/nutraceutical extracts). In 2003, there were over 500 such companies. These companies generally focus on smaller local customers and have limited service and research and development capabilities.

Mid-sized companies generally have revenues of between US$ 100 million and US$ 500 million. In 2003, there were only eight such mid-sized companies, and SRI Consultants estimates these companies represented approximately 13% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales of natural functional food ingredients and pharma/nutraceutical extracts). The mid-sized company segment includes companies ranging from those with a regional geographic focus to those with a global reach and comprehensive product offering.

6.5. The flavors and fine ingredients market in which the Company is active is characterized by high entry barriers:

- Long term relationships – The market is characterized by long term relationships between manufacturers and their customers, which include mostly the food and beverage, flavor and fragrance and pharma/nutra industries. These industries impart great importance to reliability, quality of service and the manufacturers' knowledge and understanding of the customers' needs.
- Research and development – Since the preferences of the end users are constantly changing and the customers' markets (mainly food and beverage) are dynamic and competitive, the market is characterized by a large number of new and innovative products. Accordingly, manufacturers are required to invest in research and development and to offer a wide range of new innovative products, some of them at the manufacturer's own initiative and some in cooperation with the customer.
- Compliance with quality and regulatory standards – The flavors and fine ingredients are principally intended for the food and beverage and pharma/nutra industries, which are subject to strict quality and regulatory standards, as a result of which

manufacturers are required to meet the same strict standards.

- The importance of flavors in the final product – Since the flavors play a major role in determining the flavor of the end-product, they are often a vital element in determining its success. Since the flavors can not be precisely matched and as they represent a comparatively small percentage of the final product's overall cost, the food and beverage manufacture will usually avoid replacing the flavors manufacturer.
- Investments in production in the field of fine ingredients – In the fine ingredients field, considerable capital investment is required to build manufacturing facility and/or increase production capacity. These investments comprise a significant entry barrier to new manufacturers in the field.

In view of the entry barriers described above, the market is characterized by an absence of new manufacturers, other than through mergers and acquisitions. In general, the market is characterized by a trend of consolidation and a decrease in the number of manufacturers.

CHAPTER 3 – DESCRIPTION OF THE COMPANY'S BUSINESS BY FIELDS OF ACTIVITY

6.6. Frutarom is a global company that develops, manufactures, markets and sells flavors and fine ingredients used in the production of food and beverage, flavors and fragrances, pharma/nutraceutical, personal care and other products. The Company's operates principally in two divisions, each of which constitutes a main field of activity.[4]

6.7. The activity of the Company's two divisions is complementary and synergetic to a great extent. This synergy finds expression in a number of areas:

- Sales and marketing – Frutarom's sales and marketing policy is that a single dedicated sales person works with a certain customer to sell all the Frutarom products produced by the two Divisions. The products of the Fine Ingredients Division that are intended for the food and beverage industry are sold through the Flavors Division's sales personnel.

- Research and development – The knowhow and knowledge of the Flavors Division's sales people with the needs of the food and beverage industry enable the Fine Ingredients Division to develop and produce new and innovative products that meet their needs.

- Operations – A significant number of Frutarom's production sites are shared by the Flavors and Fine Ingredients Divisions, thereby sharing the same resources.

- Fine ingredients – Most of the fine ingredients produced by the Fine Ingredients Division are sold to third parties. At the same time, a small portion of the fine ingredients are used solely by the Flavors Division in

---

[4] In addition to its flavors and fine ingredients activities, Frutarom also imports and markets various raw materials, not produced by it, to customers in Israel. This activity is not considered a core activity and in 2006 totaled approximately US$ 6.7 million, being 2.3% of Frutarom activity. In view of the fact that this activity is not significant for Frutarom, it has not been dealt with separately in this report, although it is reported as a separate business segment in the financial reports.

its production of unique flavors that give Frutarom a unique competitive advantage.

In view of the considerable synergy that exists between the two divisions and their complementary activity, it is not always possible to separate the fields of activity according to the various characteristics.

Flavors Market

7. Overview of the Flavors Market

General

7.1. Flavor compounds are the key building blocks that impart taste in food and beverage products and, as such, play a material role in determining the consumer acceptance of the end products in which they are used.

7.2. The Company estimates that global sales of flavor compounds in 2006 amounted to US$ 7.0 billion. Flavors products are sold principally to producers of prepared foods, beverage, dairy, bakery, meat and fish, confectionery and pharmaceutical products.

Examples of end user products using flavors are:

- Beverages – carbonated, noncarbonated, sport and functional, alcoholic and juices
- Dairy – yogurt, drinking yogurt, ice cream, cheese and chilled desserts
- Bakery – cakes and cookies, crackers and cereals
- Confectionery – candy, chocolate, jam and chewing gum
- Savory and convenience food – ready meals, instant soup, ready sauces and instant noodles
- Snacks – potato chips and other savory snacks
- Meat – sausages and frankfurters
- Oral hygiene and pharmaceuticals – toothpaste, mouthwash, vitamins and medicines

- Others – tobacco, animal feed and pet food

7.3. The global market for flavors has expanded rapidly over the last 60 years, primarily as a result of an increase in demand for, as well as an increase in the variety of, consumer end products containing flavors. The demand for consumer goods containing flavor products has increased as a result of rapid population growth and consumer preferences resulting from various factors such as increases in personal income, leisure time, health concerns and urbanization. These factors have led to an overall increase in food and beverage products containing flavors and to rapid growth in demand for convenience food and foods with healthier and/or natural content.

7.4. The following table sets forth the sales of flavors compounds by region in 2003 and the projected annual growth rate in these geographic regions[5]:

	Estimated world consumption in 2003 (US$ million)	**Average growth 2003-2008**
United States	1,930	3.5-4.0%
Western Europe	2,427	3.0-5.0%
Japan	1,185	1.0-2.0%
China	801	5.0-6.0%
Other	700	5.0-6.0%
Total	**7,043**	----

7.5. In 2003, the United States, Western Europe and Japan together accounted for approximately 79% of flavors compounds sales worldwide, although they accounted for only approximately 10% of the world's population. Demand for flavor compounds in developed countries is expected to grow moderately, with more rapid growth expected in emerging markets such as Eastern Europe, Russia, China and India. Frutarom believes that the growth rates are even higher in many of the emerging markets in which it operates. Sales in these regions are expected to grow as a result of projected growth in GNP in these regions.

[5] Estimate based on SRI Consultants.

7.6. An important segment of the flavors market is the food systems business, consisting of ripples, fillings and other preparations made from fruit, vegetables and other natural ingredients used in a wide range of food products, such as dairy and ice cream, sweet and savory baked products, convenience food and other prepared food products.

Characteristics of the Flavors Market

7.7. Reliable and high levels of service – Food and beverage producers, the principal customers of flavors manufacturers, expect reliable and high levels of service that meet their needs in terms of support and lead time, while maintaining high quality, regulatory and safety standards. This in turn encourages long term relationships between flavor producers and their customers. As a result, large multinational customers, and increasingly, mid sized customers, have limited the number of their flavor suppliers, placing those that remain on "core lists," creating a barrier to entry for small flavor manufacturers.

7.8. Research and development – The development of new flavor products is a complex, artistic and technological process calling upon the many combined knowledge and skills of a flavor manufacturer's research and development personnel. Effective research and development is important to ensure a continuous stream of innovative products and to maintain the profitability and growth of a flavor manufacturer. The initiative for the development of new flavor products either comes from the flavor manufacturer itself or from the customer for use in a specific newly developed end product. As such, in order to anticipate market demands, a flavor manufacturer's research and development personnel are required to be familiar with the different taste requirements of the different end product types and target markets. In addition, as most flavors are tailor made for a specific customer, a close collaborative relationship with customers is required. These flavor product formulas are generally treated as trade secrets and remain proprietary to the flavor manufacturer. As most flavor products are tailor -made specifically for use in a given end product, customers are less likely to change suppliers for such flavor products during the course of such end products' life cycle.

7.9. Low price sensitivity – Flavor products play a major role in determining the flavor of the end product to which they are added, and are often a vital element in such product's success. At the same time, flavor products represent a comparatively small percentage of an end product's total cost. Demand for flavor products is generally less sensitive to changes in price, as customers generally place a greater emphasis on a flavor product's performance, quality and consistency than on its price when selecting a supplier.

7.10. Production processes – Flavor products typically contain a large number of ingredients (typically over 30), which are blended using formulas created by a manufacturer's flavorists. The production processes involved in the manufacture of flavors products are less complex and capital intensive compared to fine ingredients. However, the production process for flavor products requires skill and knowhow to achieve the required consistency and quality.

7.11. High and relatively stable profitability – As the flavors market tends to be characterized by long term relationships and customer loyalty, combined with relatively low price sensitivity and simple production processes, the flavors market generally benefits from high and stable margins (including in comparison to the fine ingredients industry).

<u>End User Market Characteristics</u>

7.12. As flavors are primarily sold to food and beverage producers, the flavors market is generally driven by trends in the food and beverage end user market. According to Euromonitor, global sales in the food and beverage market amounted to approximately US$ 1,400 billion in 2003. Frutarom believes that over 50% of such total global sales in 2003 were generated by mid sized and local and small food and beverage producers. Although there has been a general trend towards consolidation in the food and beverage industry, Frutarom believes that mid sized (annual revenues of between US$ 100 million and US$ 3 billion) and local and small (annual revenues of below US$ 100 million) food and beverage producers will continue to play a significant role in the market, and that new mid sized, local and small producers will continue to emerge.

7.13. The large multinational flavors manufacturers tend to focus primarily on the large multinational food and beverage producers, offering their customers a high degree of service and tailor made product development. Frutarom believe that these flavors producers focus to a lesser extent on mid sized customers, offering limited service and tailor made product offering to these customers. However, the Company believes that mid sized and local food and beverage producers generally require the same degree of service and tailor made products as the large multinational food and beverage producers, and also require short lead times and manufacturing flexibility. The local, small flavors manufacturers generally do not have the product breadth and service capabilities to support the mid sized and local food and beverage producers' needs, creating a market opportunity for mid sized flavors manufacturer to service this segment.

7.14. The following are the main trends in the consumer market for food and beverage which drive the flavor market:

- Strong trend towards natural products – There has been a general increase in consumer demand for food and beverage products that contain natural ingredients and have dietary values (reducing fat, salt, cholesterol, etc.). Natural products are generally perceived by consumers as being of higher quality, healthier and more environmentally friendly. Similarly, there is a growing demand for organic products and so-called 'clean label' products. As a result, natural food and beverage products are generally viewed as specialty, premium products with higher prices. This trend has created new opportunities for flavors manufacturers to develop new and innovative natural flavor products.

- Emerging markets – In recent years, certain developing markets, such as the CIS, Eastern Europe, China and India, have experienced above market average growth in demand for flavors products. Further, these markets have been characterized by a trend towards increased consumption of processed foods, which in turn has driven the emergence of mid sized, local and small food companies, which creates new market opportunities for flavors manufacturers.

- Local and global tastes – Since tastes vary in different geographic locations and among difference cultures, flavors manufacturers are required to have a thorough knowledge of local tastes in each of the countries in which they are active. Accordingly, it is important for a global flavors manufacturer to have a physical presence in its key target markets and to have direct contact with customers in order to better understand local tastes and to be able to respond quickly and efficiently to changes in consumer preferences. There has also been a trend towards globalization in the flavors industry, as multinational food and beverage customers are now launching global brands in many different markets simultaneously.

- Private label – Private label goods manufacturers, which tend to be mid sized and local and small food manufacturers, have been a growing and increasingly important customer segment for the flavors industry. Over the last decade, consumers of food products have become increasingly price conscious. As a result, supermarket chains and other retailers have generally been increasing their private label product offerings to cater to this price conscious segment. In addition, many retailers have been placing greater importance on supporting their own brand image by expanding their premium private label product offerings. The price label segment has provided the flavors industry with new opportunities, as requests are made to create private label products which closely resemble popular products on the market or which have certain other brand image enhancing characteristics.

- Growing market for convenience food – There has been a general increase in demand for processed foods with greater convenience (consumed both in and outside the home). This increase in demand for convenience foods has been spurred by new packaging and cooking technologies as well as changing social habits and consumer preferences. Examples of convenience foods include "ready to eat" meals, fresh pasta; ready-to-cook, fresh seasoned or marinated meat or poultry; salads; and sauces in liquid form. This has created new opportunities for flavor manufacturers in the savory flavors field to develop and market flavors products for this segment.

Key Success Factors in the Flavors Segment

7.15. The Company's management estimates that the key success factors in the flavors segment are:

- Long term relationships – Long term relationships with customers and collaboration in the development of new products.

- Global and local presence in target markets – Knowledge of the various flavor preferences in the different markets and the ability to provide global and local support to customers.

- Superior and reliable service – The ability to provide a high level of service and the reliability of a flavors manufacturer in giving service are critical both for mid sized and local customers and for multinational customers.

- Presence in emerging markets – Emerging markets grow at considerably higher rates compared with developed markets and a presence in these markets, knowledge and understanding of their unique needs and the ability to provide support to manufacturers in these markets are a critical success factor.

- Strong research and development and innovation – The ability to develop new innovative products both at the initiative of the flavors manufacturer and in collaboration with customers is of extreme importance in determining a flavors manufacturer's success.

- Compliance with strict quality, regulatory and safety standards – Since the flavors are intended principally for the food and beverage and pharmaceutical markets, they must comply with strict quality, regulatory and safety standards.

8. Products and Services in the Flavors Segment

8.1. The Flavors Division develops, manufacturers, markets and sells flavor compounds (sweet and savory) and food systems, an activity that was significantly expanded through the acquisition of the European food systems business of IFF during the second half of 2004. The Flavors Division is the most profitable of Frutarom's activities and has undergone accelerated growth since 2001. The Flavors Division's sales grew from US$ 39.1 million in 2001 to US$ 187.0 million in 2006. The growth in the Flavors Division's sales is principally the result of its growth strategy focusing on both developed and emerging markets and on multinational, mid sized and local customers and the successful execution of strategic acquisitions in recent years. The relative portion of the Flavors Division in Frutarom's overall activity grew from 38.7% in 2001 to 65.1% in 2006.

8.2. The Company produces thousands of different flavors for its customers and continuously develops new flavors in order to meet changing consumer preferences and customer needs. Frutarom maintains collaborative relationships with its customers and many of its products are tailor made. Frutarom's flavor production meets strict quality, safety and regulatory standards, which are required by food and beverage producers.

The combination of long term customer relationships and customer loyalty, with relatively low price sensitivity and simple production processes, provide the Flavors Division with generally higher and more stable margin compared to the Fine Ingredients Division.

8.3. As the success of many of the flavors developed by Frutarom depends on knowledge of local tastes, Frutarom maintains local research and development laboratories and sales and marketing operations in close proximity to its customers. In addition, Frutarom's global presence enables it to introduce new tastes to local markets. Frutarom's global reach also provides it with the means to service the needs of food and beverage producers who launch global brands in many markets simultaneously.

8.4. Frutarom's Flavors Division is also responding to the growing trend for private label products. Private label goods manufacturers tend to be mid sized and local food and beverage producers, which is a customer segment Frutarom is well positioned to support. Frutarom offers these customers a comprehensive product offering, personalized service and flexibility in terms of minimum quantities and supply times.

8.5. Frutarom has also positioned itself to respond to growing consumer demand for natural products, as most of the Flavors Division's products are based on natural ingredients. In addition, in response to growing demand for convenience foods, Frutarom also positioned itself to respond to these growing needs and currently offers a variety of sweet and savory flavor compounds and food systems based on vegetables, fruits and other natural ingredients used in convenience foods by food manufacturers. Frutarom significantly strengthened its product offering in savory flavors and specialty functional products for convenience foods with its acquisition of Nesse in January 2006.
As stated, Frutarom divides the activities of the Flavors Division into two main categories: (i) flavor compounds and (ii) food systems.

8.6. **Flavor Compounds** – The Flavors Division offers a wide variety of flavor compounds designed to enhance or create new tastes or to mask certain tastes in processed foods and beverages to which they are added. The flavor compounds produced by the Company are used primarily as ingredients in consumables manufactured by food and beverage producers, such as soft drinks and juices, dairy and ice cream products, baked goods, confectionery, chewing gum, and a variety of savory foods including snacks, soups and salad dressings, as well as meat and meat substitutes.

8.7. Most flavor compounds consist of numerous fine ingredients (typically more than 30) combined according to formulas developed in the Company's laboratories by its research and development team. The development of flavor compounds is undertaken either at Frutarom's own initiative or according to the unique requirements of its various customers.

8.8. Frutarom offers natural, nature identical and artificial flavor compounds. Natural flavor compounds are manufactured from natural ingredients, such as natural extracts and essential oils. Nature identical and artificial compounds are produced using synthetic ingredients. Some of Frutarom's flavor products use fine ingredients manufactured by the Fine Ingredients Division for exclusive in house use.

8.9. Frutarom produces savory flavor compounds for flavored potato chips, crackers and other savory snacks. Flavor products for dried prepared food products manufacturer by Frutarom include savory flavor compounds containing seasonings for instant soups, dried pasta sauces and other dry prepared food products. Further, Frutarom produces savory flavors, seasonings and specialty functional ingredients for meat, poultry and fish processors, as well as a line of flavor compounds for products utilizing meat substitutes, designed to help impart meat flavor to vegetarian preparations.

8.10. Frutarom sells its flavor compounds in stable liquid, paste, powder, emulsion and granulated form and sometimes bundled with stabilizers and emulsifiers (ingredients which alter texture and other properties of the products to which they are added).

8.11. **Food Systems** – The Flavors Division produces a wide variety of food systems. These food systems include sauces, ripples, fillings and other preparations made from fruit, vegetables and other natural ingredients used in a wide range of food products, such as dairy (yogurts, ice cream, chilled desserts, butter and cheese), sweet and savory baked products, "ready to eat" meals and other convenience food products. Frutarom's food systems business allows it to combine several fields of its core expertise, as the food systems often are produced using flavor compounds, natural flavor extracts and increasingly, natural functional food ingredients manufactured by Frutarom, allowing it to provide customers with food systems which are comprehensive, tailor made food production solutions.

8.12. Frutarom designs food systems with special characteristics, such as specific flavor and/or functional food qualities, high speed filling capabilities (allowing the food system to be integrated into the end product more quickly and efficiently), freeze-thaw stability (allowing a product to be frozen and defrosted without affecting its consistency, structure or palatability) and high volume fruit integrity (containing a high percentage of fruit). Frutarom offers a variety of savory vegetable based preparations for applications such as pizza toppings, filled breads, pasta fillings and other prepared meal products. Frutarom also offers a variety of sweet fruit, vanilla, chocolate and toffee preparations and sauces, low calorie sauces and fruit preparations, which can include functional food ingredients in order to help impart well-being benefits to the food products to which they are added.

9. Segmentation of the Income and Profitability of Products and Services

9.1. Following are the Company's sales (in US$ millions) for the years 2004 through 2006 deriving from the Flavors Division, their portion of the Company's total income, the amount of gross and operating profit for the flavors field and their rate:

	2006	2005	2004
Company's total income	287,247	243,803	196,780
Income from flavors segment	187,030	156,595	110,908
% of Company's total income	65.1%	61.7%	56.4%
Gross profit	71,831	63,229	44,795
% of Gross profit	38.4%	40.4%	40.4%
Operating profit	29,848	25,202	15,352
% of Operating profit	16.0%	16.1%	13.8%

10. New Products

10.1. The Flavors Division develops many new products as part of its ongoing activity. Many of the new products are developed in cooperation with a specific customer or are tailor made to the needs of a specific customer. No one new product developed by the Flavors Division is significant in terms of expected sales turnover and/or development costs.

11. Customers

11.1. The Flavors Division has an extensive customer base comprising hundreds of large multinational, mid-sized, local and small customers. The Flavors Division's customers are primarily food and beverage manufacturers. The Flavors Division's customers are located in about 120 different countries worldwide.

11.2. The Flavors Division does not have any customers whose purchasing turnover constitutes over 10% of the Company's sales turnover. The management of the Company estimates that it has no dependency on any of its customers.

11.3. Most of the sales are to regular customers since, as described above, the flavors segment is characterized by long term relationships and customer loyalty. As is accepted in the flavors market, there are no long term supply contracts.

12. Orders Backlog

12.1. As is accepted in the flavors market, orders are received on an ongoing basis, close to the supply date and therefore "orders backlog" has no significance.

13. Competition

13.1. In the market for flavors products, Frutarom's competitors consist mainly of large global manufacturers, mid sized companies and smaller, local manufacturers. Competition is based to a large extent on product quality, the ability to establish and maintain long term customer relationships, value added service, reliability and tailor made product development. As the cost of flavors products used in the end products for which they are designed is comparatively small, this market tends to be comparatively less price sensitive. Flavors manufacturers are required to differentiate themselves by maintaining close collaborative relationships with customers, thorough knowledge and understanding of target markets, effective research and development and an established reputation for consistent, reliable and effective service, product supply and quality, and the ability to supply product on short notice and with short lead time.

13.2. The large multinational flavors manufacturers are established, experienced companies with a global presence and established technical and commercial capabilities, focusing primarily on large multinationals customers. The large multinational flavors producers with whom Frutarom competes include Givaudan, IFF, Inc., Firmenich, Symrise GmbH & Co. KG, Quest International (which was recently acquired by Givaudan) and Takasago International Corporation.

13.3. The mid sized flavors manufacturers with whom Frutarom competes tend to focus on both large multinational food and beverage producers as well as mid-sized and smaller food and beverage producers who tend to operate on a regional basis. Mid-sized flavor manufacturers with whom Frutarom competes include Mane, Robertet and Wild Flavors, Inc.

13.4. There are in excess of 500 small and local flavors manufacturers with more limited research and development capabilities who focus on narrow market segments and local customers. In recent years there has been a trend towards consolidation in the flavors manufacturing industry, resulting in increasing market concentration.

14. Production Capacity

14.1. Since production processes in the flavors segment are simple and do not require significant capital investment, production capacity is not a significant factor or a limitation to the Company's ability to meet demands by its customers or its ability to grow in the flavors segment. For more production capacity information refer to section 27 to this report.

Fine Ingredients Market

15. Overview of the Fine Ingredients Market

General

15.1. Frutarom's Fine Ingredients Division is focused mainly on developing, producing and marketing natural fine ingredients for the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. Fine ingredients are often sold directly to food and beverage manufacturers, who use them in the manufacture of consumer end products. Flavor and fragrance manufacturers use fine ingredients products as the building blocks for the flavor and fragrance compounds they manufacture.

15.2. Frutarom operates in the following segments of the fine ingredients market: natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, and natural gums.

15.3. According to SRI Consultants, global sales in 2003 for natural extracts/essential oils and aroma chemicals are estimated at US$ 4.9 billion. Sales of functional food ingredients (excluding sales of functional food ingredients outside of the United States and Europe and excluding sales of pharma/nutraceutical extracts) in 2003 were estimated at US$ 2.8 billion. The global fine ingredients markets in which the Company operates had estimated sales of approximately US$ 7.7 billion in 2003, of which 37% were for functional food ingredients, 36% for sales of natural extracts/essential oils, and 27% for sales of aroma chemicals.

15.4. According to SRI Consultants, sales of functional food ingredients in the United States and Europe are expected to grow approximately 9% annually between 2003 and 2008. Freedonia[6] estimates that global sales of natural extracts/essential oils will grow at an annual rate of approximately 3.6% between 2006 and 2008. Frutarom believes that the market for natural extracts may grow at a higher rate. Global sales of aroma chemicals are expected to grow approximately 3% annually between 2006 and 2008. Sales of natural extracts/essential oils and aroma chemicals in certain developing markets, such as Eastern Europe, Russia, China and India, are projected to grow at significantly higher rates than in West European, North American and Japanese markets.

Characteristics of the Fine Ingredients Market

15.5. Research and development – Innovation is a key success factor in the fine ingredients market. Research and development of new fine ingredients products is a sophisticated process that requires a high level of

[6] Freedonia Group Inc. 2005

expertise, experience and investment. In many cases, the development of new fine ingredients products takes longer than flavor products. Some of the natural fine ingredients are tailor made to customer needs and require long term relationships with the customers and collaborative development efforts.

15.6. Production – Fine ingredients production tends to be more sophisticated and complicated than flavors production, requiring extensive knowhow. In addition, fine ingredients production requires greater capital investment in the construction of manufacturing facilities, as well as in increasing production capacity when required. The production of fine ingredients must also comply with stricter environmental and regulatory standards.

15.7. Supply chain – Customers are increasingly seeking to optimize their inventory by reducing stocks, therefore requiring fine ingredients manufacturers to meet shorter lead times and to keep local stocks in main markets. In addition, mid sized and local customers purchase hundreds of fine ingredients in varying relatively small quantities. The large multinational fine ingredients manufacturer generally have strict policies of minimum quantity and standardized packaging, while small fine ingredients manufacturers generally do not have the operational flexibility and the required global supply chain to meet the needs of many mid sized customers. This has created a market opportunity for mid sized fine ingredients producers to cater to this market segment.

15.8. High entry barriers – An established reputation and brand recognition, which can only be developed over time, are key success factors for manufacturers in the fine ingredients market. Food and beverage producers require a high degree of reliability and consistency, and once a flavor is incorporated into a product, producers rarely risk replacing a flavor supplier. In addition, building a competitive multinational fine ingredient business generally requires strong research and development, production and global supply chain capabilities. These factors create significant barriers to entry.

15.9. Increased demand for natural products – The increase in consumer demand for natural products has in turn increased demand for a variety of fine ingredients, such as natural flavor extracts and natural specialty essential oils, to be used in such products. Natural fine ingredients tend to be more unique and less interchangeable, resulting in greater customer loyalty. Many of the natural extracts and specialty essential oils are tailor made to customer needs.

15.10. High growth in functional food ingredients – Changes in consumer preferences favoring foods with health and well-being benefits have led to rapidly growing demand for functional foods. Functional foods are foods with certain ingredients added which provide, or are perceived as providing, health and well-being benefits, such as juices or yogurts with health additives. The end use segments of the functional food industry exhibiting the highest growth are the dairy and beverage segments. Many of the active ingredients used in functional foods are derived from plants and herbs using similar production processes as used in the production of flavor extracts. Functional food ingredients manufacturers are often required by food and beverage producers to provide a scientific basis for the health claims attached to such functional food ingredients, such as clinical studies.

15.11. Regulatory, health safety and certification – The fine ingredients used in the food and beverage and pharma/nutraceutical industries are increasingly subject to strict health and safety regulations and standards. This trend has been compounded by the general trend for increased regulation of the food and beverage and pharma/nutraceutical industries. Customers are increasingly requiring fine ingredients manufacturers to provide certification that their products meet strict regulatory standards. In addition, there is increasing demand for products with certain certified qualities, such as genetically modified organism ("GMO") free and pesticide free. Kosher and halal certified products are also increasingly in demand and by a wider demographic customer base. As a result, fine ingredients manufacturers are increasingly required to document their manufacturing processes and to adhere to strict standards in order to ensure compliance with such certification requirements. Lastly, fine ingredients manufacturers are expected to be approved by various manufacturing certifications, such as ISO 9001, Swiss

GMP and BRC (British Retail Consortium) Global Standard – food.

15.12. Raw materials sourcing – In order to maintain a high level of product quality and consistency and to ensure raw materials are available as and when needed for production, long term relationships with suppliers, growers and/or producers of raw materials are of crucial importance to fine ingredients manufacturers. This is particularly the case for natural raw materials, which are mostly crop-related goods and are often subject to seasonality in supply.

15.13. Shift of high volume/low margin production – Recently, there has been an increase in the production of certain fine ingredients, mainly aroma chemicals, in certain countries such as China and India, where the cost structure tends to be less expensive for the manufacturers. These low cost manufacturers tends to have less technical sophistication and research and development capabilities, focusing on higher volume and lower margin fine ingredients products. In addition, they usually tend not to have global sales and marketing capabilities, brand recognition or approved supplier status. This has led certain fine ingredients manufacturers to differentiate themselves from these low cost/high volume manufacturers by developing close, collaborative relationships with customers, providing higher added-value products and services, and investing in research and development in order to develop higher margin, specialty fine ingredients products.

<u>Key Success Factors in the Fine Ingredients Segment</u>

15.14. The Company's management estimates that the key success factors in the fine ingredients segment are:

- Positioning and reputation as a reliable supplier – Great importance is attributed to the reliability of service and to building a relationship and reputation as a supplier in the market.

- New, innovative and comprehensive product portfolio – The fine ingredients market attributes considerable importance to new, innovative, added value products that satisfy customer demand.

- Research and development and innovation – Suppliers are required to have strong research and development and innovation competencies and to supply innovative products, such as functional food ingredients, and adapt products, principally natural, to the customers' needs.

- Compliance with quality, regulatory and safety standards – Since the fine ingredients are intended for the food and beverage and pharma/nutraceutical markets, they must comply with strict quality, regulatory and safety standards.

- Raw materials reliability and supply chain leverage – The ability to purchase high quality raw materials and supply fine ingredients upon short notice and in varying quantities is significant.

16. Products and Services in the Fine Ingredients Segment

16.1. The Fine Ingredients Division develops, manufactures, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, and natural gums.

The Fine Ingredients Division's sales grew substantially from US$ 57.5 million in 2001 to US$ 98.4 million in 2006. The growth in the Fine Ingredients Division's sales results from the development of new and innovative high-added-value products, higher than average margin, focus on natural product portfolio and focus on both multinational and mid sized customers and the successful execution of strategic acquisitions. The portion of the Fine Ingredients Division's sales out of Frutarom's total sales totaled 34.3% in 2006.

16.2. The products of the Fine Ingredients Division are sold principally to the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. Frutarom has an established reputation in the market for fine ingredients, with a broad customer base of both multinational and mid sized customers supported by Frutarom's large sales and marketing team and efficient global supply chain. Although the majority of the fine ingredients produced by the Company are sold to third parties (including competing flavor manufacturers), a portion of Frutarom's fine ingredients production is used by the Flavors Division in the manufacture of flavor compounds. Further, certain fine ingredients manufactured by Frutarom are reserved solely for the Company's own use and are not sold to third party flavor producers, providing the Company with a competitive advantage in producing certain flavors such as citrus flavors, a field in which Frutarom believes it is a global leader.

16.3. Frutarom's Fine Ingredients Division meets strict health, safety and quality standards, such as Swiss GMP, British BRC and ISO 9001 standards. In addition, Frutarom's fine ingredients are generally GMO free and pesticide free, and satisfy a variety of kosher and halal certifications. Kosher and halal foods are in increasing demand by different demographic groups.

16.4. Frutarom has extensive experience in the production of natural ingredients and standardized botanical extracts and is devoting significant resources to the development of products that cater to the growing market for natural products. The Company's management believes it is one of the leaders in this market due to its over 70 year experience in the production and supply of natural fine ingredients, proprietary extraction techniques, broad product portfolio and research and development capabilities.

16.5. Frutarom believes its relationship with and understanding of food and beverage producers provide it with a competitive advantage in the functional food ingredients market. This is complemented by the Company's research and development capabilities, proprietary production technologies and clinical study capabilities which have been enhanced through the acquisition of Flachsmann in June 2003.

16.6. Frutarom maintains close relationships with supplier, growers and/or producers of raw materials in order to ensure effective raw material sources. Raw material sourcing is crucial to maintaining high product quality and consistency and to ensure raw materials are available as and when needed for production. This is particularly the case for natural raw materials, which are mostly based on crop related goods and are often subject to seasonality in supply. In addition, Frutarom has an efficient global supply chain for fine ingredients, enabling it to rapidly respond to varying customer lead time requirements.

16.7. The acquisition of Flachsmann in June 2003 and Acatris in October 2006 significantly bolstered Frutarom's fine ingredients business, particularly in natural products. Flachsmann and Acatris are established manufacturers of natural extracts, including pharma-grade botanical extracts. The Acatris Lifeline product line includes, among others, unique natural botanical extracts possessing scientifically proven health values supported by clinical research and protected by patents. The Flachsmann and Acatris acquisitions contributed to the Company's knowhow and product portfolio, as well as expanding Frutarom's customer base and sales and marketing network. In addition, the acquisitions expended the Company's customer base and sales and market infrastructure.

As stated, the Fine Ingredients Division's activity is divided into several main categories:

16.8. **Natural Flavor Extracts** – Frutarom is a leading manufacturer of a wide variety of natural flavor extracts which are extracted from fruit, plants and other botanical materials. Examples of natural flavor extracts manufactured by Frutarom include extracts derived from vanilla, cocoa, tea, licorice and ginseng. The main customers of Frutarom's natural flavor extracts are food and beverage producers, flavor and fragrance companies (including the Company's Flavors Division) and, to a lesser extent, tobacco companies. The Division's natural flavor extracts are generally tailor made products as Frutarom is required to work in close collaboration with customers to create the exact flavor required.

16.9. **Natural Functional Food Ingredients** – The Company offers a variety of standardized natural extracts used as ingredients in the manufacture of functional foods. Functional foods are foods with certain ingredients added to provide health and well-being benefits, and include such everyday products as fortified breakfast cereals and dairy, yogurt and soft drink products containing added nutrients such as echinacea, aloe vera and ginseng. Functional food ingredients are subject to different but fewer certification requirements than pharma/nutraceuticals. Natural functional food ingredients manufactured by Frutarom include green tea, ginseng, mate (a South American plant), guarana and pine bud extracts. The main customers of the Company's functional food ingredients are food and beverage producers.

16.10. **Natural Pharma/Nutraceutical Extracts** – Frutarom manufacturers a variety of standardized natural extracts with certain medicinal and health benefits used in the manufacture of prescription drugs, over the counter pharmaceutical products and natural dietary supplements. Pharma/nutraceutical extracts manufactured by the Company include vine leaf, pumpkin seed, echinacea, willow bark, chamomile, asparagus, olive leaf, ginseng and guarana extracts. The main customers of the pharma/nutraceutical extracts are pharmaceutical companies, nutraceutical and dietary supplement producers.

16.11. **Specialty Essential Oils and Citrus Products** – The Company produces a wide range of specialty essential oils and is a leading producer of specialty citrus products. Specialty essential oils produced by Frutarom include citrus (such as orange, grapefruit and lemon), mint (peppermint and spearmint), floral, spice, herb and woody oils. These products are used in food and beverages, flavor and fragrance applications, pharmaceutical products, cosmetics and other well-being and personal care applications.

16.12. The Company believes that it is the global leader in specialty citrus products, which are used to impart citrus flavors into food, beverages, fragrances and other personal care products. Frutarom has been active in the production of citrus specialties since 1933. The Company continuously invests in innovative and unique technologies in the processing, extraction and distillation of specialty citrus products. The Group is an approved supplier of citrus specialty products to large multinational and mid sized flavor manufacturers. Specialty citrus products manufactured by Frutarom include orange, grapefruit, sweetie (a citrus variety derived from hybridization of pomelo and white grapefruit), lemon, lime and mandarin ingredients. A number of Frutarom's citrus specialty products are reserved solely for the Company's use and are not sold to third party flavor manufacturers, providing the Company with a competitive advantage in producing citrus flavors. Frutarom also specializes in a variety of natural mint oils used mainly in the manufacture of chewing gum, candies and personal care products.

16.13. **Aroma Chemicals** – Frutarom produces over 150 different types of aroma chemicals used in the manufacture of flavor and fragrance compounds, food, animal feed, cosmetics, oral hygiene products anc other applications. Frutarom focuses on research and development, manufacturing and selling of value added specialty aroma chemicals, with a continuous shift in product mix towards low volume, high margin products. Frutarom's range of aroma chemicals used in flavor and fragrance applications includes diketones and pyrazines, which are used to create roasted and toasted aromas. In addition, Frutarom manufactures unsaturated aldehydes, which are cooling agents designed to impart a cool sensation when orally consumed or applied to the skin, used in the manufacture of candies, chewing gum, skin care products and oral hygiene products, among others.

16.14. **Natural Gums** – Frutarom offers a range of natural water soluble gums and stabilizers derived from a variety of botanical sources, including certain types of gum trees, seeds, seaweed and beet sugar. The natural water soluble gums and stabilizers are used in the production of food, beverages, pharmaceuticals and cosmetics. Natural gums produced by the Company include emulsifying agents, agglomeration aids, encapsulation agents and coating agents. The main customers are producers of food, beverages and flavors, and pharmaceutical companies.

17. Segmentation of the Income and Profitability of Products and Services

17.1. Following are the Company's sales (in US$ millions) for the years 2004 through 2006 deriving from the Fine Ingredients Division, its portion of the Company's total income, the amount of gross and operating profit for the Fine Ingredients Division and their rate:

	2006	2005	2004
Company's total income	287,247	243,803	196,780
Income from Fine Ingredients segment	98,364	89,768	81,732
% of Company's total income	34.2%	36.8%	41.5%
Gross profit	33,721	32,816	28,390
% of Gross profit	34.3%	36.6%	34.7%
Operating profit	7,286	9,460	6,512
% of Operating profit	7.4%	10.5%	8.0%

18. New Products

18.1. The Fine Ingredients Division develops new products as part of its daily activity in order to improve the Division's product mix by replacing low margin products with new innovative, added-value products with high margin. None of the new products developed by the Fine Ingredients Division is significant from the aspect of forecasted sales turnover and/or development expenses.

19. Customers

19.1. The Fine Ingredients Division sells its products to many large multinational, mid sized, local and small customers in the food and beverage, pharma/nutraceutical, flavor, fragrance and personal care industries.

19.2. No particular customer of the Fine Ingredients Division has a purchasing turnover exceeding 10% of the Company's sales turnover. The Company's management believes that it is not dependent on any one of its customers.

19.3. Excluding a number of supply contracts for periods not exceeding one year and whose scope is not substantial, most sales are on the basis of specific orders by customers and based on the Company's forecast. The sales are mainly to permanent customers with whom there is a long term relationship.

20. Order Backlog

20.1. As accepted in the fine ingredients market, orders are received on an ongoing basis close to the supply date and therefore the term, "order backlog" has no significance. There are a number of supply agreements for periods not exceeding one year, none of which are significant relative to the Company's overall activity.

21. Competition

21.1. In the market for fine ingredients, competition varies by product category.

21.2. In the natural flavor extracts category, the Company's competitors consist of large multinational and mid sized flavor manufacturers that produce natural flavor extract principally for internal use. These competitors include IFF, Inc. and Givaudan. Competitors in this category also include specialized manufacturers who focus only on natural flavor extracts, such as Chart Corporation Inc., as well pharma/nutraceutical manufacturers with limited natural flavor extract production.

21.3. In the functional food ingredients and pharma/nutraceutical extracts category, Frutarom's competitors consist mainly of specialized pharma/nutraceutical companies such as Indena S.p.A., Martin Bauer GmbH & Co. KG, Naturex, and Botanicals International, as well as a number of smaller, innovative, start-up companies that concentrate on unique products or technologies.

21.4. In the essential oils category, Frutarom's competitors include companies such as Treatt plc that focus on the manufacture of essential oils, including specialty essential oils as one of their product offerings. In addition, large multinational and mid sized flavor manufacturers produce specialty essential oils primarily for internal use. There are also growers and processors of essential oils mainly in developed countries, as well as traders and distributors of essential oils, although these entities generally do not compete in the market for specialty essential oils.

21.5. In the aroma chemicals category, the Company competes with large multinational flavor manufacturers who produce specialty aroma chemicals primarily for internal use. Additional competitors in this field are specialized aroma chemicals manufacturers such as Oxford chemicals Ltd., Aromor Flavors & Fragrances Ltd. and Bedoukian Research. Other manufacturers of aroma chemicals include high volume, low cost producers located mainly in Asia. These manufacturers have limited sales and marketing activities, research and development activities, technological expertise and customer support. There are also large chemical companies that manufacturer high volume aroma chemicals as part of their wider product offering but in most cases do not offer specialty aroma chemicals. For the most part, Frutarom does not compete with these low cost producers as it is focused on higher margin specialty aroma chemicals.

22. Production Capacity

22.1. Fine ingredients production requires capital investment in building production facilities and expanding production capacity if and when the need arises. In addition, the production process for fine ingredients and production facilities demand compliance with strict quality, health and environmental regulations and the production capacity therefore presents an entry barrier to the fine ingredients market. For more on production capacity refer to section 27 in this report.

23. Frutarom's Trade & Marketing Activity

23.1. As stated, the Company has additional activity in the field of importing and marketing of certain raw materials produced by third parties to the food, pharmaceutical, chemicals, cosmetic, and detergent industries in Israel.

23.2. The raw materials sold and marketed by the Trade & Marketing activity comprise mainly raw materials that Frutarom imports and purchases for the manufacturing activities of its Flavors and Fine Ingredients Divisions. As Frutarom imports and purchases these materials in bulk, it is able to source these materials at lower prices and sell them at a premium to third party companies who require these products in smaller amounts.

23.3. The Trade & Marketing activities are not considered core by management and account for only a small portion of the Company's sales and profit. In 2006 this activity totaled US$ 6.7 million and its portion of Frutarom's overall activity was 2.3%. In view of the fact that this activity is not significant to Frutarom, it is not given separate expression in this report.

CHAPTER 4 – DESCRIPTION OF THE COMPANY'S BUSINESS: MATTERS RELATING TO THE GROUP'S OVERALL ACTIVITY

24. Marketing, Sales and Customer Support

24.1. Frutarom maintains a global marketing, sales and customer support network, with established local sales and marketing personnel in all of its key target markets. Frutarom believes that its global network provides it with a competitive advantage and is a key factor in the success of its growth strategy. On December 31, 2006, Frutarom had 238 sales and marketing personnel and maintained 45 sales offices in close proximity to its customers, including in the United States, Canada, Mexico, Brazil, the United Kingdom, Switzerland, Germany, France, Italy, Spain, Israel, Romania, Russia, Ukraine, Kazakhstan, Belarus, China, Hong Kong, Indonesia and India. The Company markets and sells its products primarily through its own sales personnel. In certain countries, Frutarom uses third party agents and distributors to sell its products. Following the acquisition of Nesse, additional subsidiaries with sales and marketing offices were added, including in Germany and Poland, and since the Acatris acquisition, sales and marketing offices were added in the United States, Belgium, Holland and the Far East.

24.2. Frutarom's global sales and marketing network is a key component of the Company's strategy to provide tailor made specialized products and services and high quality customer support to both large multinational and mid sized and local customers.

24.3. In the mid sized customer segment, Frutarom differentiates itself from its major competitors by offering its mid sized and local customers the same quality of service and tailor made product specialization as normally reserved only for large multinational companies. Each of Frutarom's sales and marketing team and research and development laboratories work equally closely with both large multinational and mid sized and local companies to offer them timely and responsive personalized development services, including custom flavors and specialty ingredients tailor made to the specific needs of Frutarom's customers.

Management believes that the mid sized and local customer segment represents more than 50% of the world's food and beverage market.

24.4. The Flavors and Fine Ingredients Divisions each have their own separate sales, marketing and customer support personnel. However, Frutarom assigns a single sales person to be dedicated to any customers of the Company that purchase the products of both Divisions. This single-sales person interface allows Frutarom to better respond to its customers' needs and to identify and realize cross selling opportunities.

24.5. The Flavors Division's sales, marketing and customer support activities focus primarily on Frutarom's customers in the food and beverage industries, while the Fine Ingredients Division's sales, marketing and customer support activities focus primarily on Frutarom's customers in the flavor, fragrance, pharma/nutraceutical and personal care industries. The sales representatives of the Flavors Division also sell products of the Fine Ingredients Division to their customers in the food industry.

24.6. Frutarom's marketing and sales team form an important link between Frutarom's customers and its research and development team by working closely with customers to understand their special needs and then passing this information on to the research and development team, which in turn develops tailor made products for such customers' specific needs.

24.7. In certain cases, Frutarom offers its customers, particularly in emerging markets, certain technical and marketing advice in order to help them to improve their product offering and manufacturing processes. Frutarom believes that this approach further strengthens its relationships with these customers and helps stimulate demand for its products.

25. Research and Development

25.1. Frutarom believes that its research and development capabilities are one of its key competencies and as at December 31, 2006, employs about 181 employees in its highly focused research and development efforts for new, innovative products for the company. Frutarom has over 70 years of experience in research and development in the field of flavors and fine ingredients, particularly natural flavors and natural fine ingredients. Frutarom's research and development activities are crucial to its success as many of its natural products are tailor made to customers' specific needs. As part of Frutarom's research and development activities and in order to broaden its offering of natural, innovative and unique products, Frutarom works to create collaborations with leading academic institutions, research institutes and start-ups in Israel and throughout the world. Frutarom has created a number of such collaborations that strengthen and broaden the pipeline of new and innovative products it intends to launch in the coming years.

25.2. The development of fine ingredients is in many cases done on Frutarom's own initiative based on its assessment of market trends and needs and with a view to developing products with higher margins in order to improve the Company's product mix and optimize production capabilities and capacity.

25.3. The development of new and customized flavor products is a complex process calling upon the combined knowledge of the Company's scientists and flavorists. Scientists from various disciplines work in project teams that include flavorists to develop flavors with consumer preferred performance characteristics. The development of new flavor compounds is as much an "art" as it is a science, requiring in depth knowledge of the flavor characteristics of the various ingredients used and a high degree of trial and error during the development process.

25.4. The Flavors Division has 15 research and development laboratories located in the United Kingdom, Switzerland (2), Denmark, France, Germany (2 following the Nesse acquisition), the United States, Russia, Kazakhstan, Ukraine, Israel (2), Turkey and China. The Fine Ingredients Division has 7 research and development facilities located in Israel (2), Switzerland (2), the United States, Holland and Britain.

25.5. During 2006, Frutarom began to establish a central European creation center near the Company's site in Wadenswil, Switzerland. At the center, both the Flavors and Fine Ingredients Divisions will develop innovative products that will join the Company's range of capabilities in flavors, fine ingredients and functional food to strengthen and expand Frutarom's innovation in its fields of activity. Completion of the creation center will boost Frutarom's policies emphasizing innovation that integrates its product range, will significantly expand Frutarom's research and development capabilities and aid the Company in strengthening its position as a leading global supplier in the field of taste and health. In the estimation of the Company, the creation center is expected to begin its activity during mid year in 2007.

26. Seasonality of Demand

26.1. The Company's business is subject to seasonal fluctuations, generally with higher sales and profitability (due to product mix) in the first half of a given year and lower sales in the second half of a given year (in particular, in the fourth quarter).Many of the Company's products are used by its customers in the manufacture of beverages and dairy products such as soft drinks, ice cream and yoghurts, for which demand generally increases markedly during the summer months. As a result, sales of certain flavors and fine ingredients produced by Frutarom rise in the first half of the year, as manufacturers of beverages and dairy products re-stock their inventories and increase production in advance of rising demand during the summer months.

26.2. Sales of the Company's products generally decrease in the third quarter as the summer ends and further in the fourth quarter as the weather cools, and many of Frutarom's customer's reduce production and inventory levels in advance of the year end and the holiday season.

26.3. The impact of seasonality on the Company's results has steadily decreased in recent years as the Company has increased its sales of products such as savory flavors, functional food ingredients and natural botanical extracts intended for the pharma/nutraceutical industry, which generally have lower seasonality in demand. A substantial proportion of the sales of Nesse, 70% of whose share equity Frutarom acquired in January 2006, is to the savory sector, which also modifies the influence of seasonality. The products of Acatris, which was acquired at the beginning of October 2006, are also expected to contribute to reducing the seasonality of sales.

27. Fixed Assets, Facilities and Production Capacity

27.1. Frutarom has more than 15 production facilities around the world. The following table sets forth Frutarom's major production facilities and the activity at each:

Country	Location	Field of Activity	Size (m^2)
Israel	Haifa	Flavors and fine ingredients	35,490
Israel	Acco	Flavors	9,273
Switzerland	Wadenswil	Flavors and fine ingredients	13,464
Switzerland	Reinach	Food systems	15,532
Germany	Emmerich	Food systems	19,000
Germany	Nesse-Loxstedt	Flavors	10,812
Germany	Sittensen	Flavors	10,001
UK	Teesside	Fine ingredients	21,500
UK	Kettering	Flavors and food systems	3,888
USA	North Bergen (NJ)	Flavors and fine ingredients	32,000

In addition, the Company has additional production facilities in Turkey and Denmark that are non significant compared to the Company's scope of activity. Following is a description of the Company's significant plants:

- **Haifa, Israel** –The Company's Flavors Division produces flavors and the Fine Ingredients Division produces fine ingredients (specialty essential oils, specialty citrus products, and aroma chemicals).

  Production Capacity and Shifts – The flavors production is carried out over five days a week in one shift. At times there may be halts in production for the purpose of maintenance work (during the intermediate days of Succoth and Passover). The plant has additional potential production capacity, assuming that two shifts were to be worked each day.

  The fine ingredients production is carried out over five days a week in three shifts, excluding halts in production for the purpose of maintenance work (during the intermediate days of Succoth and Passover). The plant has additional potential production capacity of 15% to 20%.

The land on which the plant is located is owned by the Company or subject to long term lease agreements with the Israel Lands Authority (excluding an area of 7,031m² that is rented by the Company).

- **Acco, Israel** – The Company's Flavors Division produces savory flavors and seasonings at the plant in Acco.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in two shifts, excluding halts in production for maintenance work for about a week during the intermediate days of Passover. The plant has additional potential production capacity of 30% to 40% assuming that three shifts were to be worked per day.

  The land on which the plant is located is subject to long term lease agreements with the Israel Lands Authority.

- **Wadenswil, Switzerland** – At this plant the Company's Flavors Division produces flavors **and** the Fine Ingredients Division produces botanical extracts.

  Production Capacity and Shifts –The plant's production is carried out over five days a week in two shifts, excluding occasional halts for maintenance work. The plant has additional potential production capacity of about 30-40% assuming that the work week was to be seven days a week.

  The land on which the plant is located is owned by the Company.

- **Reinach, Switzerland** – At this plant the Company's Flavors Division produces food systems.

  Production Capacity and Shifts –The plant's production is carried out over five days a week in one and a half shifts each day (14 hours of each 24 hours), excluding a four hour halt for maintenance work each Friday. The plant has additional potential production capacity of about 25%-20% assuming that it shifted to continuous production in three shifts.

The land on which the plant is located is owned by the Company.

- **Emmerich, Germany** – At this plant the Company's Flavors Division produces food systems.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in two shifts, excluding a four hour halt for maintenance work on each Friday. The plant has additional potential production capacity of about 30%-35% assuming that it shifted to continuous production in three shifts.

  The land on which the plant is located is owned by the Company.

- **Nesse-Loxstedt, Germany (Nesse)** – At this plant the Company's Flavors Division produces savory flavors.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in one shift. The plant has additional potential production capacity of about 30% to 35% assuming that it shifted to continuous production in three shifts.

  Part of the land on which the plant is located is owned by the Company, and part is leased by the Company.

- **Sittensen, Germany (Nesse)** – At this plant the Company's Flavors Division produces savory flavors and seasonings.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in two shifts (excluding Friday, when there is one shift). The plant has additional potential production capacity of about 30%-35% assuming that it shifted to continuous production in three shifts.

  The land on which the plant is located is owned by the Company.

- **Kettering, UK** – At this plant the Company's Flavors Division produces flavors and food systems.

  Production Capacity and Shifts – The plant's production is carried out over five days a week with a 7.5 hour shift for flavors production and an 11 hour shift for food systems production. Maintenance work is performed on weekends by additional manpower. The plant has additional potential production capacity of about 30% to 35% assuming that it shifted to three shifts.

The land on which the plant is located is owned by the Company.

- **<u>Teesside, UK</u>** – At this plant the Company's Fine Ingredients Division produces natural plant extracts for essential oils and aroma chemicals.

  <u>Production Capacity and Shifts</u> – The plant's production is carried out over five days a week, in three shifts (24 hours a day), excluding halts for maintenance work (up to two weeks, generally in December). The plant has additional potential production capacity of 20% to 25% assuming that it shifted to three shifts (7 days a week).

  The land on which the plant is located is owned by the Company.

- **<u>North Bergen, New Jersey, USA</u>** – At this plant the Company's Flavors Division produces flavors and the Fine Ingredients Division produces natural plant extracts and natural gums.

  <u>Production Capacity and Shifts</u> – The plant production is carried out over five to six days a week (in accordance with orders from customers), in two shifts, excluding a halt for maintenance work. When production is halted for maintenance work (up to two weeks), sales are made from inventory.

  The Company is carrying out an investment program that will expand the plant's production capacity by 20% to 25%.

  The land on which the plant is located is owned by the Company.

27.2. In addition to these production facilities, Azur S.A., a subsidiary of Frutarom's controlling shareholder, ICC Industries, provides Frutarom with toll manufacturing services from its facility in Azur, Romania, for the production of specialty aroma chemicals.

28. Intangible Assets

28.1. The Company's business depends on intellectual property, which consists mainly of the formulas used to create its flavors and production processes for the production of fine ingredients. These formulas are not patented but are highly confidential proprietary business information, available to a limited number of people within the Company. It is generally industry practice not to patent the formulas used in the production of flavors, as doing so would make the formulas publicly known and the patent protection would only be available to a given flavor producer for a limited time. The Company also relies, in part, on confidentiality and non competition agreements with employees and consultants and to a lesser extent, patents (in the case of certain production processes developed by the Company) to protect its intellectual property. Frutarom does not believe that it depends materially on any single intellectual property right, proprietary formula, patent or license.

28.2. The Company has not registered the "Frutarom" trademark in all of the jurisdictions in which it currently operates. In certain such jurisdictions, a trademark substantially similar to "Frutarom" has already been registered by third parties. The Company's management believes that not registering the "Frutarom" trademark in all the jurisdictions in which it operates does not constitute a significant risk to the Company and its activities.

29. Human Resources

29.1. Frutarom had 1,016 employees as at December 31, 2005. The following table sets forth the number of employees employed by the Company by geographic region in the last three years:

Country	December 31,		
	2006	2005	2004
Israel	306	301	312
Switzerland	257	226	213
Germany	200	93	94
UK	146	132	134
USA	123	124	119
China	32	32	33
Russia	24	30	31
Turkey	15	14	11
France	15	16	14
Ukraine	13	21	15
Kazakhstan	11	17	17
Romania	5	5	
Brazil	3	3	3
Belarus	2	2	
Total	**1,154**	**1,016**	**996**

29.2. The following table shows the breakdown of Company employees by fields of activity in the last two years:

Field	December 31,	
	2006	2005
Sales and marketing	238	216
Research and development	181	176
Operations	561	469
Management	174	155
Total	**1,154**	**1,016**

29.3. Following is Frutarom's organizational chart:


President and Chief Executive Officer
Executive Vice President and Chief Financial Officer
IT Manager
Vice President – HR and Administration
Vice President Legal Affairs
Supply Chain Manager
Quality Assurance Manager
Marketing Communication Manager
Executive Vice President and Manager – Flavors Division
Europe Flavors Manager
Emerging Markets Manager (East Europe)
Nesse
Israel
China
USA
Executive Vice President and Manager – Fine Ingredients Division
Global Manager - Health
Global Manager – F&F
USA
West Europe

29.4. The majority of Frutarom's employees at its sites located in Germany, Switzerland (Reinach), the United States and Israel are covered by collective bargaining agreements. These agreements vary from country to country and deal principally with conditions of employment, salaries, promotion, pension schemes, certain benefit programs, procedures for hiring and dismissing employees and procedures for settling labor disputes. More than 40% of the Company's employees worldwide are covered by such collective bargaining agreements.

29.5. The Company believes that it generally has good labor relations. In 2003, the Company's employees located at its North Bergen, New Jersey facility in the USA held a strike that lasted about 45 days. The strike ended with the execution of a new collective bargaining agreement for the striking employees and did not have a material effect on the Company's operations.

Employees that are not covered by the collective bargaining agreement have personal employment agreements, that vary from country to country based on the local regulation in each country.

29.6. **Directors and Senior Management in the Company**

The Company has personal employment agreements with most of the members of senior management. These agreements include standard clauses regarding non competition, confidentiality, and transfer of intellectual rights to the Company, as customary in the industry in which the Company operates.

29.7. As at December 31, 2006, the Company's senior management was composed of 10 employees. The Company has personal employment contracts with most of the member of the senior management. These contracts include standard clauses regarding non competition, confidentiality, and transfer of intellectual rights to the Company, as is customary in the industry in which the Company operates.

29.8. A number of members of the Company's senior management are entitled in the case of their employment in the Company being terminated within a period of 12 months from the date on which the holding of ICC Handels AG decreases below 26% of the Company's share capital, to continue receiving their salaries and benefits from the Company for periods ranging between three and twelve months. Furthermore, upon the occurrence of such a change of control, all options and/or ordinary shares previously granted to these members of the senior management (and which are subject to a lock up period) will become immediately exercisable. For further details refer to section 4 of the Immediate Report on the call for a general meeting dated December 21, 2003 which was published on the same date and section 4.5 of the Immediate Report on the results of the general meeting to approve a transaction with a controlling party and/or approval of a private offering dated January 15, 2004, which was published on the same date.

For further details regarding employment details of officers in the Company refer to Regulation number 21, chapter D of this report and notes 11 and 23 to the financial reports.

29.9. Officers in the Company are insured by directors and officers insurance. In addition, the Company granted the officers a commitment for advance indemnification for actions they take by virtue of their being officers in the Company. The indemnification is limited to an amount not to exceed 25% of the Company's equity at the time the indemnification is given to the officer, as appears in the Company's last financial reports (reviewed or audited).

For further details regarding directors and officers insurance and the indemnification (including a list of the occasions and amounts for which it was decided to grant advance indemnification) refer to the Immediate Report on the calling of a general meeting dated December 2, 2004 and which was published on December 2, 2004 and the complementary report to the stated report dated December 21, 2004 and which was published on December 21, 2004, the Immediate Report on the call for a general meeting dated December 21, 2004 which was published on December 21, 2004 and sections 4 through 6 of the document appended to the Immediate Report on the results of the general meeting dated December 29, 2004 which was published on December 29, 2004.

29.10. Employee Equity Incentive Plans

The Company currently has three equity incentive plans in effect, which are discussed individually below.

1996 Share Option Plan

The Company's 1996 Share Option Plan allowed the Company to grant certain of its board members and senior management options exercisable into Shares. In January 2003, the Plan was replaced by the 2003 Share Option Plan, and no further options will be issued under the 1996 Share Option Plan.

Commencing at 1996, every six months, the board of directors decided the amount of funds allocated to the 1996 Share Option Plan, based on the recommendations of the compensation committee. These funds were then used to buy Shares on the TASE, which are held in trust by Frutarom's wholly-owned subsidiary, Frutarom Trust Ltd., until the options to which they relate are exercised. Options granted under the 1996 Share Option Plan become exercisable over a three-year period from the date on which they are granted, with a third of the options granted on a given date becoming exercisable at the end of each of the three years following their grant. However, the board of directors of the Company has the exclusive right to declare options exercisable as from an earlier date.

The exercise price was set by the board of directors at one third of the average share price paid by the Company for the Shares underlying such options and is due upon exercise of the option by the employee. Options granted under the 1996 Share Option Plan expire on the sixth anniversary of the date of grant. Any tax consequences arising from the grant or exercise of any options under the plan are the responsibility of the employee.

The number of Shares covered by each option granted under the 1996 Share Option Plan, as well as the exercise price, are proportionally increased or decreased by changes in the Company's outstanding share capital resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Shares. Aside from few exceptions, in the event that the employment of an employee holding options granted under the 1996 Share Option Plan is terminated without cause, such employee has the right to exercise all exercisable options within 90 days from the date of termination. The remaining options granted but not exercisable are terminated immediately. If the employment of an employee is terminated for cause, all unexercised options terminate immediately.

As of December 31, 2006, the Company had options outstanding under the 1996 Share Option Plan for a total of 32,409 Shares.

Due to changes in the Israeli tax regulations effective as of January 1, 2003, the Company ceased granting options under the 1996 Share Option Plan and adopted the 2003 Share Option Plan. Options were last issued under the 1996 Share Option Plan in April 2002, and options for the second half of 2002 were issued under the 2003 Share Option Plan.

2003 Share Option Plan

The 2003 Share Option Plan is substantially similar to the 1996 Share Option Plan. Commencing in 2003, every six months, the board of directors decides the amount of funds allocated to the 2003 Share Option Plan, based on the recommendations of the compensation committee. These funds are then used to buy Shares on the TASE, which are held in trust by Frutarom's wholly owned subsidiary, Frutarom Trust Ltd., until the options to which they relate are exercised. Options granted under the 2003 Share Option Plan become exercisable over a three year period from the date on which they are granted, with a third of the options granted on a given date becoming exercisable at the end of each of the three years following their grant. However, the board of directors of the Company has the exclusive right to declare options exercisable as from an earlier date.

The exercise price for the options has currently been set by the board of directors at one third of the average share price paid by the Company for the Shares underlying such options and is due upon exercise of the option by the employee. Options granted under the 2003 Share Option Plan expire on the sixth anniversary of the date of grant. Any tax consequences arising from the grant or exercise of any options under the plan are the responsibility of the employee.

The number of Shares covered by each option granted under the 2003 Share Option Plan, as well as the exercise price, are proportionally increased or decreased by the changes in the Company's outstanding share capital resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Shares. A side from few exceptions, in the event that the employment of an employee holding options granted under the 2003 Share Option Plan is terminated without cause, such employee has the right to exercise all exercisable options within 90 days from the date of termination. The remaining options which were granted but unexercised are terminated immediately. If the employment of an employee is terminated for cause, all unexercised options terminate immediately.

As of December 31, 2006, the Company had options outstanding under the 2003 Share Option Plan for a total of 535,433 Shares.

Senior Executive Share Plan

On December 2003, the Company adopted the Senior Executive Share Plan as an incentive share plan for certain members of its senior management. The Company has authorized the issuance of up to 1.2 million Shares for the Senior Executive Share Plan. The amount of Shares, issue, exercise price and method of issuance under the Senior Executive Share Plan is determined by the board of directors based on the recommendation of the compensation committee. The Company has allotted 900,000 Shares and allotted options for a further 150,000 Shares to members of senior management under the Senior Executive Share Plan as described in greater detail below. Any tax liabilities under the Executive Share Plan are the responsibility of the employee. In connection with the Senior Executive Share Plan, the Company has entered into an agreement with the Israeli tax authorities pursuant to which the Company has agreed that it will not be entitled to deduct the costs of the Senior Executive Share Plan from its revenues.

Under the Senior Executive Share Plan, the Company has issued 900,000 Shares (the 'Allotted Shares') placed in trust on behalf of the beneficiaries and subject to a lock-up period as described below. The lock-up period with respect to the Allotted Shares expires according to the following schedule: Following July 1, 2004 25% of the Shares will become exercisable; Following January 1, 2005 50% of the Shares will become exercisable; Following January 1, 2006 75% of the Shares will become exercisable; following January 1, 2007 the all of the shares will become exercisable. Should an employee under the Senior Executive Share Plan terminate his employment prior to January 1, 2007, the Company has the right to repurchase any Allotted Shares which still remain subject to the lock-up. With the departure of one of the Company's senior employees on June 6, 2005, the Company purchased from him 125,000 shares that still remain subject to the lock up.

The purchase price for the Allotted Shares was NIS 5.0 per Share. The Company granted each beneficiary with an interest free loan covering the full purchase price for the Allotted Shares in the aggregate amount of NIS 4.5 million.

For further details regarding the allotment of 900,000 shares as stated refer to the Immediate Report on a material private placement and a private offering which is not material dated December 21, 2003 and which was published on December 21, 2003 and section 1 of the Immediate Report on the results of a general meeting to approve a transaction with a controlling party and/or approval of a private offering dated January 15, 2004, which was published on January 15, 2004.

Under the Senior Executive Share Plan, the Company has granted options for an additional 150,000 Shares (the ''Senior Executive Option Shares''). With respect to the Senior Executive Option Shares, options with respect to 25% of the Shares became exercisable on 9 October 2004, with a further 25% becoming exercisable on 9 October of each of the three subsequent years. The exercise price for the Shares is NIS 10.87 per Share. The options with respect to the Senior Executive Option Shares will expire on 17 May 2010. For further details regarding the allotment of 150,000 options as stated refer to the Immediate Report on a private offering which is not material dated May 18, 2004 and which was published on the same date.

On January 2006, the Company allotted 725,000 non-transferable options to four senior officers of the Company. 600,000 of the shares can be exercisable in three equal portions on January 1, 2008, January 1, 2009 and January 1, 2010. The additional 125,000 shares can be exercised in four equal portions on January 1, 2007, January 1, 2008, January 1, 2009, and January 1, 2010. The exercise price is NIS 31.068 per option. The option shares will expire on February 1, 2012. For details on the stated private offering, refer to the Immediate Report of the Company regarding a private offering that is not significant dated January 3, 2006 as published on January 4, 2006, and the amendment to the immediate report dated January 4, 2006 and published on the same date.

Options granted to Israeli employees are held by a trustee in accordance with section 102(b)(3) of the Income Tax Ordinance.

30. Raw Materials and Suppliers

30.1. Frutarom purchases thousands of raw materials from a wide range of suppliers, with more than one supplier for most products. The principal raw materials purchased by the Company include plants, leaves and roots from which the Company produces natural flavor extracts, functional food ingredients and pharma/nutraceutical extracts. In addition the Company purchases essential oils from which it manufactures specialty essential oils such as citrus oils and mint oils. Other raw materials purchased by the Company include natural and synthetic chemicals, alcohols, esters and acids and oleoresins.

30.2. In recent years, none of Frutarom's purchases from any one supplier exceeded 5% of its total purchases. There is a small number of raw materials for which Frutarom has exclusive suppliers; however, these raw materials are used in only a limited number of products, and as Frutarom has a range of thousands of products, management does not believe that its dependence on these exclusive suppliers is material.

30.3. Frutarom seeks to reduce costs and secure supplies by purchasing raw materials directly from the source rather than from dealers or distributors. Frutarom has a centralized supply chain and raw materials purchasing team supporting its two core division, which enables it to leverage its scale by purchasing raw materials in bulk and therefore at lower prices.

30.4. The Company carefully manages its global supply chain to ensure availability of raw materials at its production facilities. Frutarom maintains comparatively high stocks of certain raw materials, as most of the natural ingredients used by Frutarom in its production are crop related goods. In addition, raw materials delivery times are generally longer than the delivery times to customers by Frutarom of its end products, requiring Frutarom to maintain stocks of raw materials sufficient to enable it to supply its products to customers as ordered with short lead times. However, Frutarom generally maintains comparatively low stocks of finished goods. Further, the availability and the prices of many of the principal raw materials used by Frutarom, and in particular the natural ingredients, are subject to fluctuations as a result of international supply and demand.

31. Working Capital

31.1. The Company keeps close track of the items of working capital. The follow up is conducted at the level of the subsidiaries, under close supervision by the Company's headquarters and the management. The average rate of working capital as a percentage of the Company's sales for 2006 stands at 29.7% compared with an average of 32.9% in 2005. The Company is active in working to reduce working capital requirements in all their parameters. Following are the details of the Company's policy regarding the items of working capital:

31.2. Inventory – The Company's activity is characterized by seasonality of demand (refer to section 26 of this report). The Company manufactures at a number of production sites worldwide (refer to section 27 of this report). In view of the fact that the Company's production sites are located throughout the world and the considerable importance that the Company attributes to customer service, the Company maintains a flexible inventory policy that ensures availability of inventory at the various production sites and with cooperation between them. This inventory policy enables the Company to meet short supply times to its customers. Frutarom maintains comparatively high stocks of natural raw materials whose availability may be irregular due to their seasonal nature. The Company orders raw materials from its suppliers taking into account past experience, volume and the rate of sales, production limitations and seasonality. Since most of the production is done according to specific orders from customers, Frutarom generally maintains limited stocks of finished products.

The average number of inventory days for 2006 stands at 164 days compared with 177 days in 2005.

The balance of inventory as at December 31, 2006 was US$ 59.8 million compared with US$ 46.9 million as at December 31, 2005 (refer to note 16 to the financial reports attached to this report). The growth in inventory in 2006 derives from the growth in the Company's activity during 2006 which result from, among others, the acquisitions made by the Company during the year.

31.3. Customer Credit – The Company implements procedures that determine the conditions for granting its customers a credit framework. The Company follows up on an ongoing basis on deviations from the credit framework granted to its customers and the collection process. Due to the global nature of the Company's customer base and the lack of dependency on any particular customers, the Company does not insure its credit to customers.

In 2006 the average credit days was 68 days compared with 70 days in 2005.

The balance of credit to customers as at December 31, 2006 was approximately US$ 54 million compared with US$ 40.3 million as at December 31, 2005 (refer to note 15 to the financial reports). The growth in credit to customers in 2006 derives from the growth in the Company's activity during 2006.

31.4. Supplier Credit – The Company has a global supply chain and purchase unit at headquarters that manages the supply and purchase of strategic materials from suppliers and which serves the two Divisions of the Company. Average credit days in 2006 were 74 days compared with 69 days in 2005.

The balance of the Company's debt to suppliers as at December 31, 2006 was approximately US$ 27.5 million compared with US$ 17.9 million as at December 31, 2005 (refer to note 20 to the financial reports attached to this report). The growth in debt to suppliers in 2006 derives from the growth in the Company's activity during 2006.

31.5. The turnover of goods returned to the Company is not material to its activity.

32. Capital Expenditure

32.1. The Company's capital expenditure is in principle the result of the enhancement and expansion of existing facilities, as well as investment in developing new manufacturing facilities, sales and marketing offices and research and development laboratories.

32.2. The Company's planned investments for the next three years are expected to average approximately US$ 10 million to US$ 13 million per annum. Most of the planned capital expenditures in the coming years are related to the construction of a new manufacturing facility, research and development laboratories and head offices in the Yizreel Valley in Israel; enhancements to the productions facilities of the food systems business; establishment of a new innovation center at the Company's site in Switzerland; implementation of a new company-wide IT system; and improvements and capacity increases to Frutarom's production facilities.

32.3. The new Israeli plant will, upon completion, replace certain of Frutarom's current facilities located at Haifa and Acco, Israel. Construction of the new plant is expected to begin during the next year. Frutarom has secured subsidies amounting to 24% of the total cost of the project from the Government of Israel. For further information on the planned plant refer to note 3d of the financial reports attached to this report.

32.4. The balance of the depreciated cost of the fixed assets in the Company's balance sheet as at December 31, 2006 following deduction of investment grants is US$

101.7 million. For further information on the Company's investment in fixed assets refer to note 7 of the financial reports attached to this report.

32.5. The Company believes that the cash flow from current operating activities will be sufficient to meet the Company's anticipated capital expenditure and working capital required to support the Company's internal growth in the next several years.

33. Capital Resources

33.1. The Company's activity is financed both through its own equity and external financing.

33.2. During 2006, the Company repaid all of its long term loans from banks. At December 31, 2006, the Company's debt balance to banks stood at US$ 670 thousands.

33.3. The company and its Israeli, US, UK and Swiss subsidiaries have agreements with banks whereby the banks will extend revolving credit facilities. As of December 31, 2006, the unutilized credit balance of the Company and the consolidated companies in Israel were $ 3,200 thousands.

33.4. For further details on the Company's loans refer to note18 to the financial reports that are attached to this report.

34. Taxation

34.1. For details of tax regulations applicable to the Company refer to note 12 in the financial reports.

34.2. The Company has final tax returns until 1999, inclusive.

34.3. The Company operates through subsidiaries throughout the world, where the tax rates vary from 22% to 42%.

34.4. The effective tax rate (on the consolidated) in 2006 is 18.9% compared with 19.4% for 2005. For details on the changes between the Company's statutory tax rate and the effective tax rates refer to notes 9 and 12 to the financial reports.

35. Environment

35.1. Frutarom develops, produces and markets its products in many countries throughout the world and is subject to the legislation, regulations and control in effect on its activities in each of the various countries. The Company operates under various rules regarding environment in the various countries where it operates. The Company's production facilities in the United States, Israel, England, Switzerland, Germany and China are subject to environmental rules in each of these countries regarding air emissions, handling of waste water, use of hazardous materials, waste disposal and clean up of existing environmental contamination. In recent years, there has been a significant increase in the stringency of environmental regulation and enforcement of environmental standards in each of these countries and in the world, and the cost of compliance has risen significantly.

The Company estimates that it operates its facilities in compliance with the relevant environmental laws and regulations.

Refer to section 38.1 of this report regarding claims relating to environment.

36. Limitations and Supervision of the Company's Business

36.1. The Company develops, produces and markets its products in a number of jurisdictions throughout the world and is subject to the legislation, regulations and control in effect on its activities in each of the various countries. These laws and regulations include, among others, the U.S. Food and Drug Administration's (FDA) regulations regarding activity in the United States; EU directives implemented into local law in the European jurisdictions in which the Company operates; and regulations determined by the Ministry of Health in Israel. These laws and regulations determine standards relating to food production, production facilities, equipment and the personnel required to produce products required for human consumption.

36.2. In addition, the Company is subject to various rules relating to health, work safety and environment at the local and international levels in the various jurisdictions where it operates. The Company's production facilities in the United States, Israel, the United Kingdom, Switzerland, Germany and China are subject to environmental standards in each of these countries relating to air emissions, waste water discharges, the use of hazardous materials, waste disposal practices and clean up of existing environmental contamination. In recent years, there has been a significant increase in the stringency of environmental regulation and enforcement of environmental standards in each of these countries and in the world, and the cost of compliance has risen significantly.

36.3. Frutarom believes that it currently operates its facilities in material compliance with relevant laws and regulations related to food manufacturing, work safety, health and the environment. In addition, compliance with existing governmental regulations has not materially affected Frutarom's operations, earnings or competitive position in its markets.

36.4. For additional information on regulation, health, safety and permits refer to section 15.11 of this report.

37. <u>Significant Agreements</u>

37.1. For details regarding the Flachsmann acquisition agreement refer to section 1.14.

37.2. For details regarding the IFF European food systems acquisition agreements refer to section 1.15.

37.3. For details regarding the Nesse acquisition's agreements refer to section 1.16.

37.4. For details regarding the Acatris acquisition's agreements refer to section 1.17.

37.5. As part of the capital raising (refer to sections 3.4 through 3.7), the Company concluded a number of agreements, including an underwriting agreement with the offering underwriters, Morgan Stanley, UBS and HSBC, and a depositary agreement with The Bank of New York. These agreements include the standard clauses for this type of agreement.

37.6. The Company is not a party to strategic cooperation agreements.

38. Litigation

38.1. A number of claims and third party notices have been filed against the Company for bodily injury, property damages and for breach of environmental laws relating to the pollution of the Kishon River in Haifa (hereinafter: the "River"). According to the plaintiffs, the Company was among those responsible for the pollution. The Company's management believes, based on the opinion of its legal counsel, that the chances that the plaintiffs will prevail in the claims are remote. Based on the opinion of its legal counsel, the Company's management also believes that even if it were to be found liable, the potential damage resulting to the Company is immaterial (at the same time, if the Company were to be found liable for the claims, the Company's insurance coverage does not cover the stated claim). The Company estimates that the very small quantity of effluents discharged by the company during the relevant years (less than 0.01% of total effluents discharged by the other defendants); the Company estimates that the effluents discharged by the company cannot cause the damages allegedly caused and the period during which effluents were discharged by the company compared with the other defendants. In addition, the discharge of effluents to the River was permitted by the authorities. Commencing in 2000, the company discontinued discharge of all effluents to the Kishon River.

38.2. The Green Police have opened an investigation of the Company and its managers based on the claim that the Company caused odor pollution at its plant in the Haifa Bay on a number of occasions during 2005. In 2006 a hearing was held with the Company by the Office for Environmental Protection regarding the claims of odor pollution. The Company takes the steps required to prevent the odor pollution in coordination with the Office for Environmental Protection.

38.3. In September 2001, Pikanti Meat Industries (1982) Ltd. and Hevrat Nitsolat Hacartel Ltd. (hereafter: the "Plaintiffs"), lodged a claim for damages against Osem Food Industries Ltd. of the Nestle group and 16 other leading companies in the Israeli food industry (including Frutarom Trade & Marketing (1990), a wholly owned subsidiary of the Company) that the Company's management, based on the opinion of its legal advisors, believes is frivolous and lacks a factual basis. The plaintiffs claim that the defendants have created a cartel to destroy the activity of the plaintiffs; they also claim that at a certain date the defendants ceased to supply them goods. The total amount claimed was US$ 116 million; the amounts claimed from each defendant were not specified. Since the plaintiffs did not pay the court fees, in 2003, the claim was cancelled.

In January 2004, the plaintiffs filed a new claim for a total of US$ 232 million with a similar cause of action against 28 companies and Frutarom Trade & Marketing (1990) Ltd. . The plaintiffs also filed an application for remission from payment of court fees. This application has also been dismissed by the register of the Haifa District Court and recently an appeal for this dismissal was dismissed. The Company's management, based on its legal counsel's opinion, believes that the claim is a vexatious and frivolous claim, has no factual basis, and that the facts included therein concerning Frutarom Trade & Marketing (1990) Ltd. are, in themselves, erroneous and that in any case, the chances that the application will be allowed and that the claimants will prevail in the claim are remote.

38.4. For further information on the claims in which the Company is involved refer to note 11 to the financial reports attached to this report.

38.5. Excluding the above, the Company is not involved in any significant litigation in which the amount claimed (without interest and expenses) exceeds 10% of the current assets based on the consolidated financial reports.

39. Key Strengths and Strategy

Key Strengths

Frutarom believes that it has a number of key strengths that enable it to compete effectively and achieve above-average industry growth and continued margin expansion:

39.1. Established global flavors and fine ingredients company with a differentiated, value-added product portfolio

Frutarom is an established global company with a strong local presence in its key target markets. Frutarom's broad product portfolio comprises over 15,000 products, focusing on flavors and natural fine ingredients, including natural extracts, specialty essential oils and citrus products. The majority of the Company's sales derive from its extensive natural products offering in the fields of flavors, functional food and pharma/nutraceuticals. Frutarom markets and sells its products to over 5,000 customers in more than 120 countries, operating production facilities in Europe, North America, Israel and Asia. Frutarom has 21 research and development laboratories. Frutarom sells and markets its products principally through its 40 sales and marketing offices.

39.2. Strong focus on delivering superior service and comprehensive offering to both large multinational and mid-sized and local customers

Frutarom differentiates itself from its major competitors by focusing not only on the large multinational customer base, but also on mid-sized and local customers. Frutarom offers the same level of high-quality service and product specialization to mid-sized and local food and beverage producers as is normally reserved only for large multinational companies. Frutarom's sales and marketing team and research and development laboratories work closely with both types of customers to offer them timely and responsive personalized development services, including custom flavors and specialty fine ingredients tailored to their specific needs. In addition, Frutarom offers mid-sized and local food and beverage producers a high degree of flexibility with respect to minimum order requirements and lead times. Management believes that the mid-sized and local customer segment represents a large and attractive growth market, and that this focus enables Frutarom to achieve broader product sales and deeper market penetration.

39.3. Well positioned in developed countries

Frutarom believes it has a well-established position and recognized brand name in developed countries, with research and development and manufacturing facilities, as well as a large, dedicated and experienced sales team. In addition, Frutarom's recent acquisitions have strengthened its presence in West European and other selected markets, enlarging its customer base and geographic reach and providing Frutarom with significant cross-selling opportunities.

39.4. Strong presence in, and focus on, more rapidly growing emerging markets

Frutarom has a strong presence in emerging markets in which demand for flavors and fine ingredients is forecasted to grow more rapidly than developed markets. The Company has an established presence in Russia, Ukraine, Kazakhstan, Romania, Belarus, Turkey, China, India, Brazil and Mexico. Frutarom is continuously strengthening its position in emerging markets, by building local sales and marketing and research and development capabilities, providing it with knowledge and understanding of local consumer tastes and customer requirements. Frutarom also offers technical and marketing advice to emerging food and beverage producers in these markets, helping them improve their product offerings and operations, which in turn strengthens its relationships with existing and potential customers.

39.5. Focus on functional food ingredients

Changes in consumer preferences together with an ageing population have led to rapidly growing demand for functional foods which have, or are perceived to have, health and well-being benefits. Frutarom's functional food ingredient product offering and research and development competencies have been significantly enhanced by its acquisition of Flachsmann and Acatris (refer to sections 1.13 and 1.17 in this report). The market for functional foods is a relatively new, evolving and innovative market requiring close collaboration between functional food ingredients manufacturers and food and beverage producers. Frutarom believes its relationship with, and understanding of, food and beverage producers provide it with a competitive advantage. Frutarom is also able to provide a scientific basis for the health benefits of its functional food ingredients, such as clinical studies, that are often required by food and beverage producers. As part of its research and development activity and in order to broaden its portfolio of natural, innovative and unique products, Frutarom acts to create cooperation with academic institutions, research institutes and start-up companies in Israel and throughout the world. In the last year, Frutarom has created a number of such collaborations that strengthen and expand the pipeline of new and innovative products that Frutarom intends to launch in the coming years. Furthermore, Frutarom's functional food ingredients production meets strict health and safety standards, such as the Swiss GMP and British BRC standards.

39.6. Strong technological base and innovation

Frutarom believes that one of its core strengths is its emphasis on technology and innovation. Frutarom has consistently invested in its research and development capabilities and in acquiring new technologies. Frutarom has established 22 research and development laboratories throughout the world in close proximity to its customers and developed new tailor-made products in close collaboration with them, further strengthening its customer relationships. In addition, Frutarom has proprietary botanical extraction capabilities which have been bolstered through the Flachsmann acquisition. Frutarom also cooperates with universities and research institutions internationally in the development of new innovative products. As a result, Frutarom believes it is a leader in the development of unique, natural ingredients for flavors, functional foods and pharma/nutraceutical applications.

39.7. Track record of margin expansion and increased profitability

Frutarom has expanded its operating margins from 8.5% in 2001 to 12.9% in 2006. This margin expansion has largely resulted from the following factors: (i) improving product mix between the Flavors and Fine Ingredients Divisions, as the proportion of Frutarom's total product mix represented by flavor products, which typically have higher margins than fine ingredients products, has progressively increased, reaching 65.1% of sales in 2006 compared with 38.7% in 2001; (ii) continuing focus on developing new higher margin, specialty, value-added fine ingredients products by the fine ingredient division; and (iii) increased efficiencies and synergies, as the Company's sales have increased at a higher rate than its associated costs and expenses.

39.8. Proven track record of acquisition led profitable growth

Frutarom has a proven track record of identifying, executing and integrating acquisitions. Since 1990, Frutarom has acquired 14 businesses, most recently the CPL business in 2001, Flachsmann in 2003 and the IFS business in 2004 (refer to sections 1.13 through 1.15 in this report), the flavors extracts business of A.M. Todd Botanical Therapeutics in June 2005, the acquisition of 70% of the share equity of Nesse in January 2006 and the acquisition of Acatris in October 2006 (refer to sections 1.16 and 1.17 in this report). These acquisitions have significantly strengthened Frutarom's geographic reach, mainly in Western and Eastern Europe, and enabled it to enter new markets. These acquisitions have also significantly increased the Company's product portfolio in both sweet and savory solutions and in the field of natural extracts with dietary attributes and its large multinational and mid-sized and local customer bases, creating significant new cross-selling opportunities of newly-acquired products to its existing customers and vice versa. In addition, the technological know-how and management expertise acquired through these acquisitions have enhanced the Company's strengths in product innovation and operational efficiencies.

39.9. Experienced management team

The Company has a highly qualified global senior management team with over 20 years of experience in the flavors and ingredients business, including in research and development, operations, sales and marketing, and the acquisition and integration of new businesses.

Strategy

Frutarom's strategic objective is to increase shareholder value over time by becoming one of the leading global flavor and fine ingredients manufacturers and achieving above-average industry growth and profitability. The key elements of Frutarom's strategy are as follows:

39.10. Focus on two core businesses and leveraging synergies between them

The Company intends to continue focusing on its two core businesses, flavors and fine ingredients, and leveraging the synergies between them. Since fine ingredients are the key components used in the production of flavors, the Company's expertise in natural fine ingredients enables it to produce high quality, tailor-made specialty flavors. Similarly, the Company's fine ingredients business benefits from the expertise of its flavors business, allowing it to better understand the needs of its customers including third party flavor manufacturers. In addition, as certain of the Company's fine ingredients are sold directly to food and beverage producers, the Company's strategy is to use a single sales person to sell both flavor and fine ingredients products to such customers, thereby achieving operational efficiencies.

The savory field is another area that is expanding quickly due to the growing demand for convenience foods. Following the Nesse acquisition, Frutarom believes that it has a comprehensive solutions product range to offer manufacturers of snacks, meat and fish processors, which will also support continued growth.

The acquisition of Acatris expanded the offering of natural, unique products that Frutarom offers its customers, mainly in the functional foods and nutraceuticals markets.

39.11. Continue to focus on superior customer service and product development for both large multinational and mid sized and local customers

Frutarom intends to enhance its customer service and expand its product portfolio for both large multinational as well as mid sized and local customers. In the large multinational food and beverage customer segment, Frutarom will seek to improve its niche, specialized product offering and increase its offering of comprehensive natural solutions. In the mid sized and local customer segment, Frutarom intends to continue to offer this customer segment the same level of service and customized product development as normally reserved for large multinational companies, as well as the short lead times and manufacturing flexibility they require.

39.12. Expand market position in developed markets

Frutarom believes there are additional opportunities to expand in Western Europe, principally by leveraging cross-selling opportunities resulting from its recent acquisitions. In addition, the Company is focusing on potential expansion in the United States through internal growth and acquisitions.

39.13. Continue penetrating and strengthening Frutarom's market position in more rapidly growing emerging markets

Frutarom believes that there are significant growth opportunities in certain fast growing emerging markets with growing demand for flavors and fine ingredients products. Frutarom intends to strengthen its position in and further penetrate the emerging markets where it already operates, including the CIS, Eastern Europe, Turkey, Brazil, Mexico, China, India and other countries in Asia, as well as to expand into other developing countries to take advantage of growth opportunities in these markets. Frutarom believes that a strong local presence in these emerging markets will provide it with a significant competitive advantage as these markets continue to expand and develop. Frutarom therefore intends to allocate additional resources to establishing new production sites and research and development laboratories, hiring new sales and marketing personnel and expanding its technical and marketing advice to emerging food and beverage producers in select emerging markets. Frutarom believes that the Nesse acquisition will assist it considerably in strengthening the Company's penetration of countries in which it is active and in entering new markets.

39.14. Achieve leadership position in the growing market for natural and healthy products

Frutarom believes it is well positioned to take advantage of the growing trend for food and beverage manufacturers to utilize more natural and healthy ingredients in their products. The acquisition of Acatris strengthened Frutarom's position as a market leader by leveraging its existing expertise in natural flavor extracts, functional food ingredients and natural pharma/nutraceutical extracts, as well as allocating more of its research and development and sales and marketing resources to the development and marketing of healthy and natural products. Frutarom is working to continue building on the reputation and strength of its "EFLA" (Flachsmann) branded pharma-grade botanical extracts, which are produced in its Swiss facilities having Swiss GMP certification. In parallel, the Company is working to promote and integrate the Lifeline leading product line that was added to the Company's product offering upon completing the Acatris acquisition.

39.15. Provide comprehensive natural solutions to the food and beverage industry

Frutarom offers comprehensive, integrated solutions, combining natural flavors and functional food ingredients and with its food systems product offering. With the recent acquisition of the IFS Business, the Company has significantly bolstered its food systems capabilities, which, when combined with its existing expertise in the fields of natural flavor extracts, functional food ingredients and natural flavors, enable it to offer these solutions to food and beverage producers. Frutarom will take advantage of its newly expanded food systems capabilities and seek new ways of bundling its products into a single tailor made offering which better meets its customers' needs.

39.16. Expand investments in research and development

Frutarom believes that technology and innovation are key to its success. Therefore, the Company intends to continue to invest in research and development both in the Flavors and Fine Ingredients Divisions.

39.17. Continue to enhance profitability

Frutarom intends to act to expand its margins by: (i) continuing to improve its product mix, including by increasing the proportion of sales derived from flavor products and continuing to develop and market higher margin specialty value-added fine ingredients products by the Fine Ingredients Division; (ii) continuing to focus on operational efficiencies, including maximization of facilities utilization and inventory management; (iii) continuing to exploit synergies within and between the divisions; (iv) taking advantage of scale by leveraging fixed costs over a larger product and customer base; and (v) raising product prices in view of the price rises in some of the raw materials used to produce these products.

39.18. Continue rapid growth through strategic acquisitions

Acquisitions have also contributed to Frutarom' rapid growth and Frutarom will continue to evaluate acquisition opportunities that meet its strict investment criteria and enhance shareholder value as part of its ongoing growth strategy. Frutarom will seek acquisition opportunities that expand its portfolio of products, targeted geographic reach and customer base. and which provide Frutarom with further product bundling and cross-selling opportunities. In addition, Frutarom will work to further integrate its recent acquisitions with its own operations in order to optimize cross selling opportunities and to realize additional synergies and cost savings. For example, Frutarom intends to use the recently acquired IFS Business as a platform for expanding its food systems business into additional countries such as Italy and Spain and certain emerging markets. In addition, Frutarom will invest in research and development of innovative and added value food systems products, and intends to leverage the diverse product portfolio of the IFS Business to increase the

Company's product offering in the bakery and convenience food segments.

40. Breakdown Of Sales by Geographic Regions

40.1. Frutarom manufacturers, markets and sells its products throughout the world. The following table set forth the Company's sales in the last three years broken down by geographic regions.

	2004	2005	2006	Change % 05 vs 06
Europe	102.2	143.3	174.6	21.8%
North America	30.3	30.3	34.4	13.5%
Israel	27.3	31.0	33.1	6.8%
Asia and Far East	24.4	24.8	25.4	2.4%
Other	12.6	14.4	19.7	36.8%
Total	196.8	243.8	287.2	17.8%

40.2. For further information on the geographic regions refer to section 6 in the financial reports attached to this report.

41. Risk Factors

41.1. Below are the main risk factors:

Risks Related to the Macro Economy Environment

- **The Company's operations in emerging markets may be adversely affected by political, economic and legal developments in these countries.**

  The Company operates in a number of countries outside of Western Europe and the United States, such as Russia, Turkey, Kazakhstan, Ukraine and China, and therefore is generally susceptible to the political, economic and legal systems and conditions in these countries which are generally less predictable than in countries with more developed institutional structures. The Company's facilities in these countries could be subject to disruption as a result of economic or political instability or the expropriation or nationalization of its assets situated there. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent Frutarom from receiving profits from, or selling its interests in, companies located in these countries. While none of the countries in which Frutarom's subsidiaries are located currently has foreign exchange controls that affect it significantly, many of these countries have had such controls in the recent past and the Company cannot give any assurances that they will not reinstitute such controls in the future.

- **Currency fluctuations may affect the accurate interpretation of financial statements and trends are unpredictable.**

  The Company reports its financial results in US dollars. Frutarom has sales, expenses, assets and liabilities denominated in currencies other than the U.S. dollar (in particular, Euro, Swiss francs, British pounds and NIS) due to its global operations. Fluctuations in the exchange rates of these foreign currencies could have an impact on the Company's results of operations. Although the Company generally tries to match its sales and costs, as well as monetary assets and liabilities, in the same foreign currencies, there can be no assurance that such activities will be adequate to counter the effects of changes in foreign exchange rates on Frutarom's results of operations.

  In addition, even where revenues and expenses are matched, the Company must translate the results of operations, assets and liabilities of its subsidiaries with a functional currency other than the US dollar into US dollars in its consolidated financial statements. To do so, the Company translates balance sheet items into US dollars using fiscal year end exchange rates as well as income statement and cash flow items by using average exchange rates during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies could affect the Company's reported results of operations and the value of its assets and liabilities in its consolidated balance sheet, even if its results of operations or the value of those assets and liabilities has not changed in their original currency. These translations could significantly affect the comparability of the Company's results between financial periods and/or result in significant changes to the carrying value of its assets, liabilities and shareholders' equity.

The Company currently does not hedge its currency exposure through financial instruments. Although the Company actively manages its foreign currency denominated assets and liabilities in an effort to reduce its exposure to fluctuations in the exchange rate between the US dollar and other currencies, there can be no assurance that fluctuations in foreign exchange rates will not have a material adverse effect on the Company's results of operations or financial condition.

- **The Company may suffer economic harm as a result of increases in interest rates.**

  The Company's sources of finance, as needed, for short and long term, are linked to the US dollar, the pound Sterling, the Swiss franc and the Euro (according to the activity currency of the subsidiary), and bear Libor interest at variable rates. According to its policy, the Company does not use financial instruments to protect against possible rises in interest rates. As at the date of the balance sheet, the Company does not hold derivative securities, does not have long term loans and has an insubstantial scope of short term loans. These rates are not generally subject to any caps. If interest rates increase, the Company may not be able to refinance its credit agreements, or any other indebtedness, on attractive terms. Increases in interest rates will impact the company's cash flow.

Risks Related to the Industry

- **Frutarom faces competition in the markets in which it operates, which could have a material adverse effect on its business and ability to maintain and grow its market position.**

  The Company faces increased competition from large multinational and mid-sized companies as well as smaller regional companies in many of the markets in which it operates. Certain of the Company's competitors have greater financial and technological resources, larger sales and marketing organizations and greater name recognition than the Company, and may therefore be better able to adapt to changes and trends in the industry.

The global market for flavors is characterized by close, collaborative relationships between flavor manufacturers and their customers, particularly in the large multinational customer segment. Further, large multinational customers, and increasingly, mid-sized customers, limit the number of their suppliers, placing those that remain on ''core lists''. To compete successfully in this environment, the Company must make greater investments in customer relationships and tailored product research and development in order to anticipate customers' needs and to provide effective service. A failure by the Company to maintain positive relations with its existing customers, establish good relations with new customers, or secure inclusion on certain of the core lists, could have a material adverse effect on the Company's business, results of operations or financial condition.

As compared to the market for flavor compounds, the market for fine ingredients is more price sensitive and is characterized by comparatively lower margins. Further, many of the fine ingredients products manufactured by the Company are less specialized and more interchangeable with those of its competitors. In particular, overcapacity in the global production of certain types of fine ingredients may have a negative impact on Frutarom's sales and profitability. Although Frutarom has pursued a strategy of focusing on those fine ingredients products exhibiting higher margins and specialization, as well as on lowering costs of production, there can be no guarantee that operating margins for its fine ingredients products will not decrease in the future, which could in turn have a material adverse effect on the Company's business, results of operations or financial condition.

- **Changes in regulations could have a material adverse effect on the Company and its ability to market and sell new products.**

The Company is subject to a variety of health, safety and environmental rules at national, state and local levels in the various jurisdictions in which it operates. Generally, there is a trend towards increased regulation in the industry in which the Company operates. This has generally been a result of increased public sensitivity toward the composition and use of flavor products. For example, the market for nutraceuticals and functional foods is currently subject to increased regulation, particularly in the United States. Nutraceuticals are dietary food supplements which provide, or are perceived as providing, certain medical or health benefits. Functional foods are foods with certain ingredients added which provide, or are perceived as providing, health and well-being benefits, such as juices or yogurts with health additives. As a result of their medicinal qualities and claimed health benefits, nutraceuticals and functional food products are being increasingly viewed by regulators as having similar characteristics to pharmaceutical products, which has led to a general public debate in many jurisdictions, and in particular in the United States, as to whether nutraceuticals and functional food products should be subject to a more stringent regulatory framework similar to that governing the market for pharmaceutical products. Management has identified nutraceuticals and functional food ingredients as an important market for the future growth of the Company. The implementation of new governmental regulations governing nutraceuticals and functional foods could result in substantially greater ongoing compliance costs, which, in turn, could have a material adverse effect on the Company's business, results of operations or financial condition.

In addition, necessary regulatory approvals may not be obtained in a timely manner, if at all, for the Company's products currently under development, if and when fully developed and tested. Delays in any part of the process or an inability to obtain regulatory approval for products could restrict the Company's ability to introduce new products, which, in turn, could have a material adverse effect on the Company's business, results of operations, financial condition or potential for growth.

- **The costs of compliance with environmental, health and safety laws and regulations may adversely affect the Company's business, results of operations or financial condition.**

  Companies in the flavor and fine ingredients industry such as Frutarom use, manufacture, sell and distribute a number of environmentally hazardous materials, and therefore are subject to extensive regulation regarding the storage, handling, manufacture, transportation, use and disposal of their products, ingredients and byproducts. In particular, the Company's production and research and development activities in the United Kingdom, Switzerland, Germany, the United States, Israel, China and other countries are subject to environmental standards relating to air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices and clean-up of existing environmental contamination. Any increase in the stringency of applicable environmental regulations could have a material adverse effect on the Company's business, results of operations or financial condition.

  In addition to ongoing environmental compliance costs, the Company might, from time to time, be required to incur extraordinary expenditures to meet applicable environmental standards and may be liable for costs associated with any remedial actions that are required in locations in which the Company's facilities are located. As the Company cannot predict environmental matters with certainty, the amounts the Company has budgeted or will budget in the future for environmental improvement projects and any reserves it may establish for environmental clean-up liabilities may not be adequate. Both the ongoing costs of environmental compliance and non recurring expenditures may have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company is also required to maintain and hold various environmental permits for operations at its facilities and is required to conduct its operations in accordance with conditions specified in these permits. Plant expansions are also subject to the securing of new or additional permits which may in some circumstances be difficult to obtain. All such permits may be revoked or modified by the relevant regulator acting unilaterally, and certain permits are time-limited and require periodic renewal. Any such revocation, modification or failure to renew could have a material adverse effect on the Company's business, results of operations or financial condition.

- **The Company's dependence on third party suppliers for the raw materials it requires for its production and sensitivity to price rises/decreases.**

  The Company is dependent on the supply of raw materials from third parties. Although the Company purchases raw materials from a very wide range of suppliers, with no single supplier representing more than 5% of its total raw material purchases, and although most raw materials purchased by the Company have more than one supplier and are for the most part widely available, there can be no guarantee that this will continue to be the case.

  Further, the price, quality and availability of many of the principal raw materials used by Frutarom, and in particular the natural ingredients, are subject to fluctuations as a result of international supply and demand. Certain natural raw materials used by the Company are crop related, and the price, quality and availability of their supply could be adversely affected by, among other things, unfavorable weather conditions. There can be no guarantee that Frutarom will be able to suit the prices of its products to raw material price fluctuations, which in turn could have a material adverse impact on its business, results of operations or financial condition.

- **The Company may be subject to significant civil and criminal liabilities in connection with any failure to comply with the environmental, health and safety laws and regulations applicable to the Company as well as for the release of hazardous substances or for environmental contamination at its facilities.**

  As a result of environmental, health and safety laws and regulations, the Company may be subject to significant civil and criminal liabilities for environmental pollution and contamination as well as for non-compliance with applicable laws, regulations and standards applicable to the potentially hazardous substances it uses and produces globally. Environmental and health and safety laws may provide for criminal sanctions (including substantial fines) for violations. Some environmental laws also provide for strict liability for releases of hazardous substances, which could result in the Company being liable for remedying environmental damage without regard to its negligence or fault. Other environmental laws impose joint and several liability for the clean-up of pollution and contamination and could therefore expose the Company to liability arising out of the conduct of others. A number of claims and third party notices have been filed against the Company for bodily injury, economic/property damages and for breach of environmental laws, which the plaintiffs allege resulted from the pollution of the Kishon River located in Haifa, Israel. No assurance can be given as to the outcome of these claims or, if decided adversely to the Company, the scope of responsibility assigned by the court to the Company. See "Business—Litigation." In addition, some environmental, health and safety laws may operate retroactively, imposing liability for past operations even though those operations may have been carried out in compliance with all applicable laws at the relevant time. Any civil or criminal liability under these laws may adversely affect the Company's business, results of operations or financial condition.

  Additionally, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. The laws in the principal countries in which the Company operates allow for legal proceedings to be taken against it if its production facilities are alleged to have caused environmental contamination or personal injury. These proceedings may be taken both by individuals and non-governmental organizations.

Risks Unique to the Company's Business

- **Frutarom's growth strategy relies significantly on its ability to identify, acquire and integrate suitable businesses in the future.**

  A key element of Frutarom's strategy is growth through organic expansion of its core activities and through acquisitions of flavor and fine ingredients manufacturers. In line with this growth strategy, the Company has recently undertaken several strategic acquisitions, including its acquisition of Acatris in October 2006, purchase Nesse in January 2006, the IFS Business in the second half of 2004, Flachsmann in June 2003 and the flavors division and the fine ingredients division of CPL Aromas Ltd. located in the United Kingdom (the "CPL business") in February 2001. However, there can be no assurance that the Company will be able to continue to identify suitable acquisitions, acquire businesses on satisfactory terms or obtain the financing necessary to complete and support such acquisitions. Any failure to identify and execute future acquisitions successfully could adversely impact the Company's growth strategy.

  Integrating acquired businesses involves a number of risks, including possible adverse effects on the Company's operating results, loss of customers, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities or difficulties in the integration of the operations, technologies, systems, services and products of the acquired businesses. In addition, the Company may be unable to achieve the anticipated synergies (including cost savings) from such acquisitions. Any failure to successfully integrate past or future acquisitions (including the IFS business) could have a material adverse effect on the Company's business, results of operations or financial condition.

- **The Company may not be able to successfully adapt to its rapid growth in recent years**

  The rapid and substantial growth in both operations and geographical coverage envisaged by the Company's current strategy will need to be managed effectively to ensure that the expected financial benefits through synergies and economies of scale are realized. A failure to adapt effectively to the rapid growth, including strains on management and logistics, could result in losses or acquisition costs that are not recovered as quickly as anticipated, if at all. Such problems could have a material adverse effect on the Company's business, results of operations or financial condition.

- **Frutarom may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available.**

  The Company's business exposes it to a risk of product liability, particularly as it is involved in the supply of flavors and fine ingredients to the food and beverage, flavor and fragrance, functional food, pharma/nutraceutical and personal care industries, which ingredients may be harmful to both humans and the environment. If a large product liability claim were successfully brought against the Company, its insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements or paying for the Company's defense costs or both. If a litigant were successful in a lawsuit against the Company, a lack of or inadequate insurance coverage could result in a material adverse effect on the Company's business, results of operations or financial condition. If product liability claims were brought against the Company, it would most likely damage the Company's reputation as well as requiring the Company to divert significant time and effort of its management, which could adversely affect the Company's business regardless of the outcome of the claim.

- **The Company's success depends on its ability to attract new and retain currently employed executives and skilled personnel.**

  The Company's continued success depends on its ability to attract and retain trained flavorists, laboratory technicians and other skilled personnel. The Company operates in a highly specialized marketplace where subtlety of flavor and quality of product are crucial and skilled personnel are critical to ensuring the delivery of a high quality end product. If a number of such employees were to leave permanently or on a temporary basis, the Company may have difficulty employing replacement personnel with the same experience and skill, in which case its research and development capabilities could suffer. Further, Frutarom's continued success depends to a large extent on its senior management team. The loss of the services of certain members of its senior management or other key employees could have a negative impact on Frutarom's results and its ability to implement its strategy. A failure to attract or retain trained flavorists, laboratory technicians and other skilled personnel or members of senior management could have a material adverse effect on the Company's business, results of operations or financial condition.

- **Significant confidential intellectual property is a vital element of the Company's business and it may be difficult to protect.**

  The Company's business depends on intellectual property, which consists of formulae used to create its flavors. The Company's formulae are not patented but constitute highly confidential proprietary business information, available to very few people even within the Company itself. Although the Company does not believe that it depends materially on any single proprietary formula, license or other intellectual property right, the loss of confidentiality with respect to proprietary formulae or loss of access to them and/or the future expiration of intellectual property rights or legal challenges to those rights could have an adverse impact on the Company's business, results of operations or financial condition.

The Company also relies, in part, on confidentiality and non competition agreements with employees, manufacturers and third parties from which it has purchased product formulae to protect its intellectual property. It is possible that these agreements will be breached and the Company may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, the Company's trade secrets and proprietary technology may otherwise become known or be independently developed by its competitors in which case the Company may not be able to enjoy exclusivity with respect to certain of its formulae or maintain the confidentiality of information relating to its products.

- **The Company may not have the right to use the "Frutarom" trademark in all of the jurisdictions in which it currently operates or where it may seek to expand its operations in the future.**

  The Company has not registered the "Frutarom" trademark in all of the jurisdictions in which it currently operates. In certain such jurisdictions, the "Frutarom" trademark, or a trademark substantially similar to "Frutarom," has already been registered by third parties. For example, the "Frutarom" trademark has been registered by a German company throughout the European Community, in Germany and certain other European jurisdictions, in relation to classes of goods which are the same as or similar to those of Frutarom. There is therefore a risk that the Company could face claims for compensation for past use, and injunctions preventing future use of the name Frutarom. Accordingly, there can be no guarantee that the Company will have the right to use the "Frutarom" trademark in all the jurisdictions in which it operates or where it may seek to operate in the future.

Below is a table that summarizes the risk factors and their level of impact on the Company:

Risk Factor	Risk factor's level of impact on the Company		
	High	Medium	Low
Risks Related to the Macro Economic Environment			
Stability in emerging markets		✓	
Currency fluctuations			✓
Increases in interest rates			✓
Risks Related to the Industry			
Competition in the different markets			✓
Changes in environmental, health and safety laws and regulations			✓
Meeting regulations and standards		✓	
Dependency on suppliers			✓
Exposures to civil and criminal liabilities		✓	
Risks Unique to the Company's Business			
Identify future acquisitions		✓	
Adaptation to the rapid growth		✓	
Liabilities claims without insurance coverage		✓	
Attract and retain key employees			✓
Protection of the intellectual property			✓
Use of "Frutarom" trademark			✓



SECTION B -

DIRECTORS REPORT

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING DECEMBER 30, 2006[1]

General

Frutarom Industries Ltd. ("Frutarom" or "the Company"), a global company, was established in 1933 and became a public company in 1996 with the registration of its shares for trade on the Tel Aviv Stock Exchange. In February 2005, the Company's Global Depository Receipts were listed on the London Stock Exchange Official List. Frutarom develops, produces and markets flavors and fine ingredients used to produce food and beverages, flavors and fragrances, pharma/nutraceuticals and personal care products. Frutarom operates production facilities in Europe, North America, Israel and Asia, and produces, markets and sells over 15,000 products to more than 5,000 customers in over 120 countries. Frutarom operates two divisions: the Flavors Division and the Fine Ingredients Division.

In recent years Frutarom has implemented a strategy for achieving rapid growth, above the industry average, through both internal growth in its core activities and strategic acquisitions. In accordance with this strategy, at the beginning of 2006 Frutarom acquired 70% of the share equity of the Nesse group, which develops, produces, markets and sells innovative, unique solutions that include savory flavors and unique functional raw materials. This acquisition strengthens Frutarom's technological capabilities and product portfolio for customers in the savory field, and supports Frutarom's continued growth and positioning in Western and Eastern Europe as a leading flavors supplier. In addition, at the beginning of October this year, Frutarom acquired 100% of the share equity of the Acatris Health Group, which operates from Holland, Belgium and the United States. Acatris Health develops, produces and markets unique and innovative botanical ingredients possessing scientifically proven health properties. The acquisition of Acatris Health contributes to strengthening Frutarom's position as a leading global supplier of natural, unique ingredients and extracts with added value with proven health attributes and bolsters the realization of Frutarom vision, "*To be the Preferred Partner for Tasty and Healthy Success.*" Frutarom persists in investing considerable efforts and resources to implement its strategy for rapid growth in order to strengthen its position as one of the leading global companies in the field of flavors and unique fine ingredients.

Frutarom focuses on large multinational customers and on mid-size and local customers, offering each customer the same superior service and tailor made products. Frutarom concentrates on developed markets such as Western Europe and the United States, as well as fast growing emerging markets such as the CIS, East Europe, Asia, and South and Central America, where growth rates are higher than the global average. Frutarom offers its customers a wide product portfolio comprised mostly of natural and innovative, value-added products such as natural functional food ingredients, and continues to invest substantial resources in the Company's

[1] Prepared in accordance with the consolidated financial reports of the Company for December 31, 2006, which were prepared in accordance with IFRS.

research and development activities. As part of these research and development activities and to expand its offering of natural, innovative and unique products, Frutarom is creating cooperation with universities, research institutes and start-ups in Israel and elsewhere in the world. In the last year, Frutarom initiated several such collaborations that strengthen and broaden the pipeline of new and innovative products that Frutarom intends to launch in the coming years.

As in the past six consecutive years, during 2006 the trend of growth in sales and profits continued. Frutarom's sales for the year 2006 totaled US$ 287.2 million, growing 17.8% compared with 2005, when sales totaled US$ 243.8 million. Gross profit for 2006 rose 12.0% to total US$ 105.9 million compared with US$ 94.5 million in 2005. Gross margin reached 36.9% compared with 38.8% in 2005. Operating profit rose 9.8% to reach US$ 37.1 million compared with US$ 33.7 million in 2005. Operating margin was 12.9%, compared with 13.8% in 2005. Profit before tax rose 9.9% to total US$ 36.6 million compared with US$ 33.3 million in 2005. Profitability before tax reached 12.7% in 2006 compared with 13.7% in 2005. Taxes on income in 2006 totaled US$ 6.9 million (18.9% of profit before tax) compared with US$ 6.5 million (19.4% of profit before tax) in 2005. Net profit grew 10.6% to total US$ 29.7 million compared with US$ 26.8 million in 2005 and net margin reached 10.3% compared with 11.0% in 2005.

Profit per share for 2006 was US$ 0.52 compared with US$ 0.49 per share in 2005.

Frutarom's sales for the fourth quarter of 2006 totaled US$ 72.6 million, growing 38.1% compared with the same quarter of 2005. Gross profit for the quarter rose 31.1% to total US$ 25.7 million compared with US$ 19.6 million in the same quarter in 2005. Gross margin reached 35.3% compared with 37.2% for the same period of 2005. Operating profit for the fourth quarter rose 56.0% to total US$ 7.8 million, compared with US$ 5.0 million in the same period in 2005. Operating margin was 10.6% compared with 9.5% for the same quarter of 2005. Profit before tax rose 53.3% to total US$ 7.7 million compared with US$ 5.0 million in the same quarter of 2005. Profitability before tax for the fourth quarter reached 10.6% compared 9.5% in the same period of 2005. Taxes on income for the fourth quarter of 2006 totaled US$ 2.3 million (30.6% of profit before tax) compared with US$ 0.1 million (2.5% of profit before tax) in the same period last year, when the Company recorded a one time tax benefit that contributed to reducing taxes on income. Net profit rose 9.1% to US$ 5.3 million compared with US$ 4.9 million for the same quarter last year. Net margin reached 7.3% compared with 9.3% in the same quarter in 2005, when the Company recorded the above mentioned one time tax benefit.

Profit per share for the fourth quarter of 2006 was US$ 0.09, similar to the same period last year.

Summary of the Company's Activity

Frutarom operates in the global flavors and fine ingredients markets. In the flavors market, Frutarom is active mainly in the segments of flavor compounds and food systems. In the fine ingredients market, Frutarom operates mainly in the segments of natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, unique citrus products and aroma chemicals.

Leffingwell & Associates estimates the global market for flavors, fragrances and fine ingredients at approximately US$ 18 billion. Frutarom does not operate in the market for fragrance compounds, but does operate in the markets for functional food ingredients (which is not included in the above estimation). Accordingly, the Company believes that the global market in which it operates has sales of approximately US$ 15 billion.

According to an estimate published in 2004 by SRI Consultants and IAL Consultants, global sales in the flavor and fine ingredients markets in which Frutarom operates will grow at an annual rate of between 2% and 4% from 2005 to 2008. The growth rate in emerging markets in which Frutarom operates, such as East Europe, Russia, China, India, and South America is expected to be considerably higher due to the expected increases in GNP and changes in consumer preferences in these markets. According to SRI Consultants, the market for functional food ingredients in Europe and the United States is expected to grow at a higher annual rate of 9% in the next several years. Frutarom regards its activity in the functional food ingredients market as an important element in its rapid growth strategy.

Frutarom's activity is divided into two main divisions, each of which is a major field of activity:

- **The Flavors Division** develops, produces, markets and sells flavor compounds and food systems used mainly by manufacturers of food, beverages and other consumer products. Frutarom develops thousands of different flavors, most of which are tailor-made for specific customers, and continuously develops new flavors in order to meet changing consumer preferences and future customer needs. The Flavors Division (the more profitable of Frutarom's Divisions) has experienced accelerated growth in recent years as a result of both organic growth and the successful integration of a number of strategic acquisitions. The internal growth in the Flavors Division's sales derives mainly from the Division's focus on both developed and emerging markets, to global multinationals as well as mid-sized, local customers.

- **The Fine Ingredients Division** develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, unique citrus products, aroma chemicals, and natural gums and stabilizers. The Division's products are sold principally to the food, beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. The Fine Ingredients Division has experienced growth in recent years as a result of both internal growth and several strategic acquisitions. The internal growth in the Fine Ingredients Division's sales is mainly the result of the development of new, innovative value-added products with higher than average margin and its focus on multinational, mid-sized and local customers worldwide. Most of the Division's products are natural products, which enjoy a higher demand than non-natural products. Frutarom acts to expand the natural product portfolio it offers to its customers, with particular emphasis on the functional food area.

Frutarom will continue to invest considerable efforts and resources in successfully implementing its rapid growth strategy of recent years in order to strengthen its positioning as one of the leading global companies in the field of flavors and fine ingredients.

Results of Activity in 2006

Following is a summary of the profit and loss report for 2006 (US$ millions):

	2005	2006	Change (%)
Sales	243.8	287.2	17.8%
Gross profit	94.5	105.9	12.0%
R&D, Selling, Administration, General and Other income	60.8	68.8	13.2%
Operating profit	33.7	37.1	9.8%
EBITDA	42.9	48.6	13.4%
Profit before tax	33.3	36.6	9.9%
Net profit	26.8	29.7	10.6%

Sales

Frutarom's sales during 2006 totaled US$ 287.2 million, showing growth of 17.8% compared with 2005.

Sales Development in 2000-2006 (US$ millions)


300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
80.5
101.2
107.5
139.3
196.8
243.8
287.2
2000
2001
2002
2003
2004
2005
2006

The following were the main factors contributing to the increase in sales:

A. The integration of Nesse's activity, which was acquired and consolidated as of January 2006 with the Frutarom Group's global activity.

B. Growth in the sales of flavors produced and sold by the Flavors Division.

C. Growth in the sales of the Fine Ingredients Division, deriving mainly from the introduction of new products.

D. The integration of Acatris's activity, which was acquired and consolidated as of October 2006 with the Frutarom Group's global activity.

E. Utilizing the synergy and cross selling opportunities between Frutarom's Divisions, customers and products, both existing and those added through the acquisitions made in recent years.

The increase in sales was offset by the following factors:

A. Decrease in sales of food systems products due to the planned improvement in product mix that will be achieved by shifting from products with lower than average margin to unique products with high added value and higher than average margin.

B. Decline in the prices of natural products sold by Frutarom's Fine Ingredients Division to the food, flavor and fragrance industries (mainly grapefruit, vanilla and natural gums) and in the selling prices of flavor compounds produced by the Flavors Division using these same natural ingredients. The decline in the prices of these raw materials, compared with the same period in 2005, is due to their steady supply in 2006 compared with a severe shortage (as a result of especially severe weather conditions in their growing areas) that led to unusual price rises in 2005.

Breakdown of Sales by Geographic Region

Most of the Company's sales are in Europe, North America, Israel, Asia and the Far East. In 2006, 60.8% of the Company's sales were in Europe, 12.0% in North America, 11.5% in Israel, and 8.8% in Asia and the Far East.

The following table sets forth the Company's sales in 2004, 2005 and 2006, broken down by geographic regions (US$ millions):

	2004	2005	2006	Change (%) 2006 vs 2005
Europe	102.2	143.3	174.6	21.8%
North America	30.3	30.3	34.4	13.5%
Israel	27.3	31.0	33.1	6.8%
Asia and Far East	24.4	24.8	25.4	2.4%
Other	12.6	14.4	19.7	36.8%
Total	196.8	243.8	287.2	17.8%

The significant growth in the Company's sales in Europe in recent years is mainly the result of strategic acquisitions made by Frutarom (the acquisition of flavors and fine ingredients activity from CPL Aromas Ltd. in 2001, of Flachsmann in 2003, of IFF's Food Systems activity in 2004, and of Nesse and Acatris in 2006) combined with internal growth in core activities. As part of its strategy, Frutarom intends to grow the relative portion of its sales in North America and Asia through a combination of internal growth and strategic acquisitions.

Due to the global growth in Frutarom's activity, Israel's relative portion of the sales decreased in spite of the growth in sales to this market. Frutarom's management estimates that the trend of decline in the Israeli market portion out of Frutarom's total sales will continue in the next few years, in view of the small size of the Israeli market and the expected growth in Frutarom's global activity.

Sales Breakdown by Fields of Activity in 2000-2006 (in US$ millions and %)

		2000	2001	2002	2003	2004	2005	2006
Flavors Division	Sales	26.5	39.1	45.3	68.2	110.9	150.4	187.0
	%	32.9%	38.7%	42.2%	49.0%	56.3%	61.7%	65.1%
Fine Ingredients Division	Sales	49.0	57.5	57.7	67.0	81.7	89.8	98.4
	%	60.9%	56.9%	53.7%	48.0%	41.5%	36.8%	34.2%
Trade & Marketing	Sales	6.3	5.6	6.2	6.5	6.8	6.3	6.7
	%	7.8%	5.6%	5.7%	4.7%	3.5%	2.6%	2.3%
Inter Division	Sales	-1.3	-1.2	-1.7	-2.3	-2.6	-2.7	-4.9
	%	-1.6%	-1.2%	-1.6%	-1.7%	-1.3%	-1.1%	-1.6%
Total Sales		80.5	101.0	107.5	139.3	196.8	243.8	287.2

In recent years, the relative portion of the Flavors Division (whose products have higher margin than the Fine Ingredients Division's products) has grown to reach 65.1% of Frutarom's total sales in 2006 compared with 32.9% in 2000. This growth derives from the acquisition of Nesse at the beginning of 2006 and organic growth in sales of the Division's products. As a result of the accelerated growth in the Flavors Division's relative portion, the relative portion of the Fine Ingredients Division has decreased to 34.2% compared with 60.9% in 2000 despite the fact that its sales have doubled in monetary terms between the years 2000 and 2006. The Company's Trade & Marketing activity in Israel, which constitutes 2.3% of the Company's sales, is not considered by the Company's management to be a core activity.

Gross Profit

Gross profit during 2006 grew 12.0% to reach US$ 105.9 million compared with US$ 94.5 million in 2005. Gross margin was 36.9% compared with 38.8% during the same period in 2005. The decline in gross margin during the year derives mainly from price increases in raw materials used to produce Frutarom's products. The rise in fuel and energy prices resulted in a certain increase in the prices of synthetic raw materials used to manufacture the products of both Divisions. In parallel to the increase in synthetic raw materials prices, prices of several natural raw materials sold by Frutarom's Fine Ingredients Division to the food, flavor and fragrance industries (mainly grapefruit, vanilla and natural gums) decreased significantly, as did the selling prices of flavors produced by the Flavors Division using the same natural raw materials. The acquisition of Nesse and Acatris contributed to the growth in gross profit, but due to their having a lower gross margin than the average for Frutarom, they caused a decrease in gross profit margins. Frutarom continues to work to improve profit margins by raising the selling prices of both Divisions and by improving the products' mix.

Selling and Marketing, Research and Development, Administration, General and Other Expenses

Selling, marketing, research and development, administration, general and other expenses totaled US$ 68.8 million (24.0% of sales) in 2006, compared with US$ 60.8 million (25.0% of sales) during the same period in 2005. The increase in expenses is mainly the result of the addition of Nesse's activity, which was acquired in January 2006, and the addition of the Acatris activity in October 2006.

In accordance with the agreement for the acquisition of the Food Systems activity from IFF, during 2006 the Company recorded income of US$ 2.2 million (of which US$ 0.6 million was recorded in the fourth quarter) under other income for monies expected from IFF in accordance with the earn out mechanism in the agreement. In 2005 the Company recorded income of US$ 1.5 million (of which US$ 0.8 million was recorded in the fourth quarter) under the same earn out mechanism.

Operating Profit

During 2006, operating profit rose 9.8% to reach US$ 37.1 million compared with US$ 33.7 million in 2005. Operating margin for the period reached 12.9% compared with 13.8% during 2005. The decline in operating margin is influenced by the decrease in gross profitability, as mentioned above.

Finance Expenses and Income

Finance expenses for 2006 totaled US$ 0.4 million (0.1% of sales), similar to the finance expenses of US$ 0.4 million (0.2% of sales) in 2005.

Profit before Tax

Profit before tax for 2006 rose 9.9% to total US$ 36.6 million (12.7% of sales) compared with US$ 33.3 million (13.7% of sales) during 2005.

Taxes on Income

Taxes on income in 2006 totaled US$ 6.9 million (18.9% of profit before tax), compared with US$ 6.5 million (19.4% of profit before tax) during 2005. The rate of taxes on income as a percentage of profit before tax in 2006 was influenced by the following one time factors: (1) tax arrangements made in Germany following the Nesse acquisition in January 2006 that resulted in tax savings of US$ 1.5 million in 2006; (2) tax benefits recorded by the Company during 2006 for previous periods upon receiving approval as a plant characterized by high technological turnover, leading to tax savings of US$ 1.0 million; and on the other hand, (3) a tax benefit in the amount of US$ 1.7 million recorded by the Company in 2005 for previous periods. The cumulative influence of these one time factors in 2005 and 2006 resulted in reduced taxes on income for 2006 compared with 2005 in the net amount of US$ 0.8 million and to a reduction in the tax rate as a percentage of profit before tax.

Net Profit

Net profit for 2006 rose 10.6% to total US$ 29.7 million compared with US$ 26.8 million in 2005. Net margin was 10.3% compared with 11.0% in 2005.

Profit Development in 2002-2006 (US$ millions)

Gross Profit



120
100
80
60
40
20
0
37.6
49.9
74.3
94.5
105.9
2002
2003
2004
2005
2006

Operating Profit



40
35
30
25
20
15
10
5
0
10.2
12.6
22.0
33.7
37.1
2002
2003
2004
2005
2006

Profit before Tax



40
35
30
25
20
15
10
5
0
8.7
11.6
20.7
33.3
36.6
2002
2003
2004
2005
2006

Net Profit



35
30
25
20
15
10
5
0
5.9
8.0
15.8
26.8
29.7
2002
2003
2004
2005
2006

Results of Activity in the Fourth Quarter of 2006

Following is a summary of the profit and loss report for the fourth quarter (US$ millions):

	2005	2006	Change (%)
Sales	52.6	72.6	38.1%
Gross profit	19.6	25.7	31.1%
R&D, Selling, Administration, General and Other income	14.6	17.9	22.6%
Operating profit	5.0	7.8	56.0%
EBITDA	7.1	11.4	59.7%
Profit before tax	5.0	7.7	53.3%
Net profit	4.9	5.3	9.1%

Sales

Frutarom's sales during the fourth quarter of 2006 totaled US$ 72.6 million, showing growth of 38.1% compared with the same period in 2005.

Sales Development in the Fourth Quarter of 2000-2006 (US$ millions)



80
70
60
50
40
30
20
10
0
18.6
23.7
25.3
37.7
56.9
52.6
72.6
2000 2001 2002 2003 2004 2005 2006

The increase in sales was influenced mainly by the following factors:

A. The integration of Nesse's activity, which was acquired and consolidated as of January 2006 with the Frutarom Group's global activity.

B. Growth in the sales of flavors produced and sold by the Flavors Division.

C. The integration of Acatris's activity, which was acquired and consolidated as of October 2006 with the Frutarom Group's global activity.

D. Growth in the sales of the Fine Ingredients Division, deriving, among others, from the introduction of new products developed in the Company's laboratories.

E. Utilizing the synergy and cross selling opportunities between Frutarom's Divisions, customers and products, both existing and those added through the acquisitions made in recent years.

F. Strengthening of the West European currencies (in which most of Frutarom's sales are made) compared with the US dollar contributed 4% to the growth in sales.

The increase in sales was somewhat offset by a decline, compared with the same period in 2005, in the prices of natural products sold by Frutarom's Fine Ingredients Division to the food, flavor and fragrance industries (mainly grapefruit and natural gums), and in the selling prices of flavor compounds produced by the Flavors Division using these natural ingredients. The decline in the prices of these raw materials, compared with the same period in 2005, is due to their steady supply this year compared with a severe shortage as a result of especially severe weather conditions in their growing areas which led to the unusual price rises last year.

Gross Profit

Gross profit grew 31.1% during the fourth quarter of 2006 to reach US$ 25.7 million compared with US$ 19.6 million in the same period of 2005. Gross margin was 35.3% during the quarter compared with 37.2% during the same period in 2005. The decline in profitability during the fourth quarter derives from the acquisitions of Nesse and Acatris, which contributed to the growth in gross profit but which due to their having a lower gross profitability than Frutarom average, brought about a reduction in the rate of gross profitability. Similarly, Frutarom Israel's Trade & Marketing activity (which has a significantly lower margin than the average for Frutarom, and is not regarded as a core activity for the Company) also influenced gross profitability.

Selling and Marketing, Research and Development, Administration, General and Other Income

Selling, marketing, research and development, administration, general and other income totaled US$ 17.9 million (24.7% of sales) in the fourth quarter of 2006, compared with US$ 14.6 million (27.7% of sales) during the same period of 2005. The increase in expenses is mainly the result of the addition of the Nesse and Acatris activities, acquired in January and October 2006, respectively; the increased activity; and the strengthening of the West European currencies against the US dollar.

In accordance with the agreement for the acquisition of the Food Systems activity from IFF, during the fourth quarter the Company recorded income of US$ 0.6 million under other income for monies expected from IFF in accordance with the earn out mechanism in the agreement. During the same quarter in 2005, the Company recorded income of US$ 0.8 million from the earn out mechanism mentioned above.

Operating Profit

During the fourth quarter of 2006, operating profit rose 56.0% to total US$ 7.8 million compared with US$ 5.0 million in the same period of 2005. Operating margin for the period reached 10.6% compared with 9.5% during the same period in 2005. Operating margin improved during the fourth quarter of 2006 mainly due to the organic growth in activity and the synergy achieved between the Company's activities.

Finance Expenses

Finance expenses for the fourth quarter of 2006 totaled US$ 0.1 million (0.1% of sales), similar to the fourth quarter of 2005.

Profit before Tax

Profit before tax for the fourth quarter of 2006 rose 53.3% to total US$ 7.7 million, constituting 10.6% of sales, compared with US$ 5.0 million, which constituted 9.5% of sales during the same period in 2005.

Taxes on Income

Taxes on income in the fourth quarter of 2006 totaled US$ 2.3 million (30.6% of profit before tax) compared with only US$ 0.1 million (2.5% of profit before tax) during the same period in 2005. The increase in taxes on income compared with the same quarter in 2005 results from a one time tax benefit in the amount of US$ 0.7 million recorded during the fourth quarter of 2005 for previous years, due to receiving approval as a plant characterized by high technological turnover, and from the decrease in Israel's statutory tax rate recorded during the fourth quarter of 2005 that reduced the Company's liability for deferred tax.

Net Profit

Net profit for the fourth quarter of 2006 grew 9.1% totaled US$ 5.3 million compared with US$ 4.9 million in the same period of 2005. Net margin reached 7.4% compared with 9.3% in the first nine months of 2005. The decline in the rate of net profitability, despite improvement in operating margin, derives from rise in taxes on income mentioned above.

Profit Development in 2002-2006 (US$ millions)

Gross Profit



30
27
24
21
18
15
12
9
6
3
0
8.3
13.3
20.2
19.6
25.7
2002
2003
2004
2005
2006

Operating Profit



8
7
6
5
4
3
2
1
0
1.4
1.2
4.3
5.0
7.8
2002
2003
2004
2005
2006


Profit before Tax
8
7
6
5
4
3
2
1
0
0.9
0.9
3.7
5.0
7.7
2002
2003
2004
2005
2006


Net Profit
6
5
4
3
2
1
0
0.6
0.8
3.0
4.9
5.3
2002
2003
2004
2005
2006

Summary of profit and loss for the quarters (US$ million):

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Sales	64.7	67.1	59.4	52.6	71.0	72.3	71.3	72.6
Gross profit	25.0	26.9	23.0	19.6	27.0	26.3	26.9	25.7
Selling, Marketing, R&D, Administration, General and Other Expenses	15.7	15.4	15.1	14.6	16.7	16.6	17.7	17.9
Operating profit	9.3	11.6	7.9	5.0	10.4	9.7	9.2	7.8
EBITDA	11.8	13.8	10.2	7.1	12.9	12.5	11.8	11.4
Finance expenses	0.2	0.2	0.1	--	-0.3	0.6	0.1	0.1
Profit before tax	9.1	11.4	7.9	5.0	10.7	9.1	9.2	7.7
Net profit	6.8	8.4	6.8	4.9	8.8	8.6	7.0	5.3

Frutarom's business is characterized by seasonal fluctuations, generally with higher sales and profitability (due to product mix) in the first half of a given year and lower sales and profitability during the second half of a given year. A substantial portion of the Company's products are used by its customers in the manufacture of beverages, ice cream and yogurt, for which demand generally increases markedly during the summer months. As a result, sales of certain flavors and fine ingredients produced by Frutarom rise in the first half of the year as manufacturers of beverages, ice cream and yogurt restock their inventories and increase production in advance of rising demand during the summer months.

The impact of seasonality on the Company's results has weakened in recent years as the Company has increased its sales of products such as savory flavors, natural functional food ingredients, and natural pharma/nutraceutical extracts, which are intended for the pharma/nutraceutical industries and generally have lower seasonality in demand. A major portion of Nesse's sales (Frutarom acquired 70% of Nesse's share capital in January 2006) are intended for the savory field and thus also reduce the effect of seasonality. The products of Acatris Health, whose acquisition was completed at the beginning of October 2006 are also expected to contribute to modifying the seasonality of sales.

Financial Status

Total assets on December 31, 2006 amounted to US$ 316.7 million compared with US$ 233.9 million at December 31, 2005.

The Company's current assets totaled US$ 149.1 million compared with US$ 129.9 million at December 31, 2005.

Fixed assets minus accumulated depreciation and net other assets totaled US$ 161.8 million on December 31, 2006, compared with US$ 98.7 million at December 31, 2005.

The growth in overall assets, and particularly in current assets, resulted mainly from the addition of the Nesse and Acatris assets following their acquisition in January and October 2006, respectively.

Liquidity

The cash flow from current activities achieved by Frutarom during 2006 totaled US$ 31.4 million compared with US$ 32.5 million in 2005.

The cash flow from current activities achieved by Frutarom during the fourth quarter of 2006 totaled US$ 9.1 million compared with US$ 5.6 million in the same period of 2005.

Sources of Finance

Sources of the Company's Shareholders' Equity

The Company's shareholders' equity at December 31, 2006 totaled US$ 217.1 million (68.5% of the balance sheet) compared with US$ 177.8 million (76.0% of the balance sheet) at December 31, 2005. Most of the increase in shareholders' equity resulted from the profit achieved during the period and the positive change in the equity fund from translation differences following the strengthening of the West European currencies against the US dollar.

Long Term Loans Including Current Maturities of Long Term Loans (Annual Average)

The Company did not require any long term credit from banks during 2006. In 2005, the Company had US$ 10.1 million at its disposal.

Short Term Loans Excluding Current Maturities of Long Term Loans (Annual Average)

Short term credit from banks totaled US$ 0.7 million. In 2005, the Company had US$ 4.2 million at its disposal.

Credit from Suppliers and to Customers (Annual Average)

During 2006 the average scope of credit from suppliers and other creditors was US$ 49.6 million (compared with US$ 43.7 million during 2005). During 2006, the Company granted average credit of US$ 53.3 million to its customers (compared with US$ 46.5 million in 2005). Most of the growth in suppliers' and customers' credit results from the acquisition of Nesse in January 2006 and of Acatris in October 2006.

Disclosures about Market Risk

General

The Company's activity is characterized by significant dispersal. Through its two Divisions, the Company produces thousands of products intended for thousands of customers throughout the world, using thousands of raw materials purchased from a wide range of suppliers worldwide. The Company's activity is not characterized by significant customer, product or supplier concentration.

Responsibility for the Company's Market Risk Management

The Company's Chief Financial Officer is responsible for managing market risk as it relates to currency rates and interest. The Managers of the two Divisions are responsible for managing market risk as it relates to changes in raw material prices. The Company's management and Board of Directors are updated on material changes in the Company's exposure to various risks, and conduct discussions as needed.

Description of Market Risk

A. Raw Material Price Risks

The Company is dependent on the supply of raw materials from third parties. Although the Company purchases raw materials from a very wide range of suppliers, with no single supplier representing more than 5% of its total raw material purchases, and although most raw materials purchased by the Company have more than one supplier and are for the most part widely available, there can be no guarantee that this will continue to be the case. Further, the price, quality and availability of the principal raw materials used by Frutarom mainly in the natural products field are subject to fluctuations as a result of international supply and demand. Certain natural raw materials used by the Company are crop related, and their price, quality and availability could be adversely affected by unfavorable weather conditions, among others. The Company does not normally make forward transactions and is exposed to price fluctuations in the raw materials it uses in accordance with global price trends. The Company's Purchasing Department maintains an ongoing follow up on material prices. Selling prices of the Company's products are adjusted, as needed and to the extent possible, to significant fluctuations in raw material prices.

B. **Currency Risks**

The Company's sales worldwide are conducted mainly in US dollars, pounds Sterling, Swiss francs, and Euros. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. Most of the non dollar monetary balances derive from the local activity of the subsidiaries in Europe. The functional currency of these companies is the local currency, and therefore the currency translations of these balances do not influence the Company's finance expenses and are recognized as a currency translation capital fund. Currency exposure is reviewed as needed, on at least a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations.

C. **Interest Risks**

The Company's sources of bank finance, short and long term, to the extent necessary, are linked to the US dollar, the pound Sterling, the Swiss franc, and the Euro (according to the currency in which the subsidiary is active) and bear variable Libor interest. The Company's policy is not to take protective steps against possible interest rises. As of the balance sheet date the Company did not hold any derivative securities, did not have any long term debt and its short term debt was not substantial.

The Company's Policy Regarding Risk Management

A. The Company attempts to reduce currency exposure, whether economic or accounting, by balancing liabilities and assets in each of the various currencies in which the Group operates.

B. The Chief Financial Officer is responsible for managing the Company's currency exposure. The Company's policy does not determine any limit in terms of quantity for the exposure described above. The exposure level is checked on a regular basis by the Company's Accounting Department. The managers of the Divisions are responsible for managing market risk as it relates to raw material prices. Ongoing follow up is conducted in this area and there is no limit in terms of quantity. Unusual occurrences, such as sharp devaluation trends in a target country or price change trends in important raw materials that may influence the Company's activity, are reported to the Board of Directors.

In 2006 there were no changes to the risk management policy.

Supervision of Risk Management Policy and its Implementation

Discussions are conducted by the Company's management once each quarter on implementing the risk management policy as relates to currency exposure and interest. The Chief Financial Officer reports to the Board of Directors each year. Exposure to raw material prices is checked by the Purchasing Department and management of the Divisions on a regular basis, and the Board of Directors receives reports as the situation warrants. In 2006 there were no deviations from the planned policy. The Company does not use financial instruments for its protection.

Currency Exposure Report Based on Main Linkage Bases at December 31, 2006 (in US$ 000)

	US$	GBP	Euro	CHF	Other currencies	NIS	Total
Assets							
Cash and Equivalents, Short term investment	6,333	843	11,326	2,034	806	335	21,677
Customers	14,946	4,899	16,855	4,489	1,296	11,483	53,968
Other Debtors	3,523	1,420	4,492	2,269	447	1,549	13,700
Inventory	29,774	5,932	10,640	13,408			59,754
Other long term debtors	3,832		1,939				5,771
Fixed assets, net	29,418	6,890	17,979	46,628	740		101,655
Other assets, net	2,566	6,868	44,428	6,310			60,172
Total Assets	**90,392**	**26,852**	**107,659**	**75,138**	**3,289**	**13,367**	**316,697**
Liabilities							
Bank loans			673				673
Suppliers	4,322	2,609	9,419	5,601	56	5,493	27,500
Other creditors	3,423	1,568	3,819	8,249	67	11,817	28,943
Other long term liabilities			22,708				22,708
Employee retirement rights liabilities	669		5,925	905			7,499
Deferred taxes	2,490	1,595	4,329	3,827			12,241
Total Liabilities	10,904	5,772	46,873	18,582	123	17,310	99,564
Shareholders' Equity							217,133
Net Assets (Liabilities)	79,488	21,080	60,786	56,556	3,166	-3,943	0

Sensitivity to Changes in the US Dollar-New Israeli Shekel Exchange Rate

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	**+10%**	**+5%**	**--**	**-5%**	**-10%**
Exchange rate	**4.648**	**4.436**	**4.225**	**4.015**	**3.803**
			US$ 000		
Cash and Equivalents	(34)	(17)	335	17	34
Customers	(1,148)	(574)	11,483	574	1,148
Other Debtors	(155)	(77)	1,549	77	155
	(1,337)	**(668)**	**13,367**	**668**	**1,337**
Suppliers and Service providers	549	275	5,493	(275)	(549)
Other creditors	1,182	591	11,817	(591)	(1,182)
	1,731	**866**	**17,310**	**(866)**	**(1,731)**
Total exposure, net	**394**	**197**	**(3,943)**	**(197)**	**(394)**

Sensitivity to Changes in the US Dollar-Pound Sterling Exchange Rate

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	**+10%**	**+5%**	**–**	**-5%**	**-10%**
Exchange rate	**0.561**	**0.535**	**0.510**	**0.484**	**0.459**
			US$ 000		
Cash and Equivalents	(84)	(42)	843	42	84
Customers	(490)	(245)	4,899	245	490
Other Debtors	(101)	(51)	1,014	51	101
	(676)	**(338)**	**6,756**	**338**	**676**
Suppliers and Service providers	261	130	2,609	(130)	(261)
Other creditors	157	78	1,568	(78)	(157)
	418	**209**	**4,177**	**(209)**	**(418)**
Total exposure, net	**(258)**	**(129)**	**2,579**	**129**	**258**

Sensitivity to Changes in the US Dollar-Euro Exchange Rate

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	**+10%**	**+5%**	**–**	**-5%**	**-10%**
Exchange rate	**0.835**	**0.797**	**0.759**	**0.721**	**0.683**
			US$ 000		
Cash and Equivalents	(807)	(403)	8,066	403	807
Short term investments	(326)	(163)	3,260	163	326
Customers	(1,686)	(843)	16,855	843	1,686
Other Debtors	(403)	(201)	4,026	201	403
	(3,221)	**(1,610)**	**32,207**	**1,610**	**3,221**
Credit from banks	67	34	673	(34)	(67)
Suppliers and Service providers	942	471	9,419	(471)	(942)
Other creditors	382	191	3,819	(191)	(382)
Employee retirement rights liabilities	593	296	5,925	(296)	(593)
Other long term creditors	2,271	1,135	22,708	(1,135)	(2,271)
	4,254	**2,127**	**42,544**	**(2,127)**	**(4,254)**
Total exposure, net	**1,034**	**517**	**(10,337)**	**(517)**	**(1,034)**

Sensitivity to Changes in the US Dollar-Swiss Franc Exchange Rate

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	+10%	+5%	--	-5%	-10%
Exchange rate	1.341	1.280	1.219	1.158	1.097
			US$ 000		
Cash and Equivalents	(203)	(102)	2,034	102	203
Customers	(449)	(224)	4,489	224	449
Other Debtors	(153)	(77)	1,532	77	153
	(806)	**(403)**	**8,055**	**403**	**806**
Suppliers and Service providers	560	280	5,601	(280)	(560)
Other creditors	825	412	8,249	(412)	(825)
Employee retirement rights liabilities	91	45	905	(45)	(91)
	1,476	**738**	**14,755**	**(738)**	**(1,476)**
Total exposure, net	**670**	**335**	**(6,700)**	**(335)**	**(670)**

Sensitivity to Changes in the US Dollar-Other Currencies Exchange Rate

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	+10%	+5%	--	-5%	-10%
			US$ 000		
Cash and Equivalents	(81)	(40)	806	40	81
Customers	(130)	(65)	1,296	65	130
Other Debtors	(36)	(18)	363	18	36
	(247)	**(123)**	**2,465**	**123**	**247**
Suppliers and Service providers	6	3	56	(3)	(6)
Other creditors	7	3	67	(3)	(7)
	12	**6**	**123**	**(6)**	**(12)**
Total exposure, net	**(234)**	**(117)**	**2,342**	**117**	**234**

Sensitivity to Changes in the Interest Rate of the Euro

	Profit (Loss) from changes		Fair value	Profit (Loss) from changes	
% of change	+10%	+5%	--	-5%	-10%
Interest rate	4.427%	4.226%	4.025%	3.824%	3.622%
			US$ 000		
Liabilities for Nesse acquisition	**91**	**45**	**22,227**	**(46)**	**(92)**

The Internal Auditor's Activity

The Company's Internal Auditor

Mr. Yoav Barak, CPA, was appointed internal auditor of the Company and began his work as internal auditor on January 17, 2005. The internal auditor is not an employee of the Company.

Auditor's Compliance with Legal Requirements

The internal auditor meets the requirements of Section 146(b) of the Companies Law and of the instructions in Section 8 of the Internal Audit Law.

The Internal Auditor's Relations with the Company

At the time of this report, the internal auditor did not hold shares in the Company.

The internal auditor does not have significant business or other relations with the Company.

The internal auditor is not an employee of the Company and does not fill other positions in the Company or provide additional external services.

Appointment of the Internal Auditor

The appointment of the internal auditor was approved by the Board of Directors of the Company on January 17, 2005 based on the recommendation of the Audit Committee.

The internal auditor's appointment was approved by the Board of Directors of the Company after reviewing his education (CPA and economist) and his experience in the field of internal auditing and in various managerial posts including, among others, as internal auditor. The Board of Directors of the Company found the internal auditor to be suitable to fill this position in view of the Company's size, scope of activity and level of complication.

Identification of the Internal Auditor's Superior

The internal auditor reports to the Audit Committee of the Board of Directors of the Company and the president of the Company.

Audit Program

The audit program is an annual and multi-year program prepared by the internal auditor in coordination with the president of the Company and the executive vice presidents, and approved by the Audit Committee of the Board of Directors of the Company. The considerations directing the program's preparation are based on subjects perceived as worthy of thorough analysis, according to their risk level, with the aim of locating faults, achieving efficiencies, and ensuring that the Company's assets are protected and the Company's procedures and the local laws of the countries of operation are observed. The annual audit program also includes follow up on the implementation of recommendations by the internal auditor and the Audit Committee by the Company's management. The audit is carried out in accordance with the annual and multi-year audit programs and is updated as need and as indicated by the findings of the audit. The audit is carried out through questionnaires and physical audits at the sites of the Company and related companies in Israel and throughout the world. Some of the audit subjects are wide-ranging and checked throughout the Group, while others are specific subjects audited according to the annual program.

Auditing Outside of Israel or of Related Companies

The annual audit program also encompasses significant undertakings of the Company. The internal auditor conducts at least one audit each year in each significant subsidiary.

Scope of the Internal Auditor's Position

The scope of the internal auditor's position in the Company was expanded in accordance with the Company's rate of expansion and growth. The internal auditor is employed at a rate of 1,200 working hours per year (equal to two and a half working days per week).

	Number of hours invested in internal auditing in the Company itself	Number of hours invested in internal auditing in related companies
Activity in Israel	500	0
Activity outside of Israel	0	700

The scope and level of complication of the Company's activity were taken into account in determining the internal auditor's scope of employment.

The internal auditor's scope of employment did not change in 2006 as compared with 2005.

Drafting the Audit

The work of internal auditing is conducted according to professional standards accepted in Israel and the world, including the professional standards of the Israel Internal Auditors Board, that ensure professional, reliable and independent control. The audit reports record the findings of the audit and the documented facts.

Free Access for the Internal Auditor

The internal auditor has free and independent access to the Company's information systems, including those of the related companies, whether ordinary or computerized, to all data bases and to all programs for automatic data processing of the Company and its related companies, including financial data. The internal auditor is entitled to enter any and all assets of the Company, including its related companies, and check them.

The Internal Auditor's Accountability

Audit reports are prepared and submitted in writing by the internal auditor to the Audit Committee and to the members of the Company's management.

During 2006, three meetings were held (March 21, July 4 and November 26), at which 10 audit reports were discussed. The president of the Company, the executive vice presidents and the members of the Audit Committee received the audit reports and were present at all of the Audit Committee's meetings.

Assessment by the Board of Directors of the Company of the Internal Auditor's Activity

In the opinion of the Board of Directors of the Company, the scope, character and continuity of the internal auditor's activity and work program are reasonable under the circumstances and fulfill the internal audit goals of the Company.

The internal auditor's compensation in 2006 was NIS 320,000. The Company does not believe that this compensation would affect the professional considerations of the internal auditor.

Allotment of Shares and Distribution of Dividend

As part of a material private offering and a non-material private offering the Company performed in January 2006, the Company allotted 725,000 non tradable options in accordance with Section 102(b)(3) of the Income Tax Order. Each option can be exercised into one ordinary share of the Company in consideration for NIS 31.068 per share and in total 725,000 shares in consideration for NIS 22,524,300.

On March 14, 2006, the Board of Directors of the Company declared the distribution of a cash dividend of NIS 0.16 per share, totaling NIS 9.2 million. April 9, 2006 was set as the record date and the dividend was distributed on April 24, 2005.

Critical Accounting Estimations

Preparation of the financial reports of the Company in accordance with IFRS demands that use of critical accounting estimates, which obliges the management of the Company to use its judgment in the process of implementing the general accounting policies of the Company, to prepare estimates and make assumptions that influence the amounts presented in the attached financial reports.

Below are the critical accounting estimations used in preparing the financial reports of the Company; during their implementation, management was required to make assumptions regarding circumstances and events involving significant uncertainty. In using its judgment to determine these estimates, the management of the Company based itself upon past experience, various facts and on reasonable assumptions in accordance with the suitable circumstances for each estimate. The actual results may be different from management's estimates. Regarding the material accounting estimates used in preparing the financial reports of the Company, refer also to note 4 to the attached financial reports.

Taxes on Income and Deferred Taxes

The Company is assessed for tax purposes in numerous jurisdictions; accordingly, the Company's management is required to exercise judgment in order to determine the overall provision in respect of taxes on income. The Company makes many transactions for which the final tax determination is uncertain. The Company records provisions in its books based on its estimates of whether additional taxes will be due on these transactions. Where the final tax outcome of these matters as determined by the tax authorities is different from the amounts that were initially recorded, such differences will be carried to income and loss in the period in which the final tax assessment is determined by the tax authorities.

The Company also records deferred tax assets and liabilities based on the differences between the book value of its assets and liabilities and the amounts taken into account tax purposes. The Company regularly reviews its deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. If the Company is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company could be required to eliminate a portion of the deferred tax asset resulting in an increase in its effective tax rate and an adverse impact on operating results.

Severance Pay

The present value of the Company's liabilities in respect of severance pay is dependent on several factors that are determined on an actuarial basis in accordance with various assumptions. The assumptions used in the calculation of the net cost (income) in respect of severance pay include the long term yield rate on the related severance pay funds and the rate of discount. Changes in those assumptions shall influence the carrying amount of the assets and liabilities in respect of severance pay. The assumption regarding the expected yield on severance pay funds is determined uniformly in accordance with long term historical yields.

The assumption regarding the required rate of discount is determined by external actuaries at the end of each year. This rate of discount shall be used in determining the estimated updated value of the future cash flows that would be required to cover the severance pay liabilities. The liquidity of the market of high quality corporate bonds is not sufficient to serve as the basis for determining the discount rate. Therefore, in determining this rate the Company uses interest rates applicable to governmental bonds denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liability.

Other key assumptions relating to pension liabilities, such as future payroll raises, are based on existing rates of payroll inflation.

Provision for Contingent Liabilities

Contingent provisions for legal liabilities are recorded in the books in accordance with the judgment of the Company's management regarding the likelihood that the cash flows will be used to meet the liabilities, and on the basis of the estimate determined by the management regarding the present value of the expected cash flows that would be required to meet the existing liabilities.

Provision for Impairment in Respect of Goodwill and Intangibles

Once a year, the Company reviews the need to provide for impairment of goodwill and intangibles. The need to make such a provision is assessed in relation to the recoverable value of the cash generating units of the Company. The recoverable amount of a cash generating unit is determined in accordance with the assumptions and calculations made by management.

Directors with Accounting and Financial Expertise

The Company's Board of Directors has determined that the minimum number of directors with accounting and financial expertise will be set at two. This number takes into account the character of the Company's activity, its complexity and size. The Board believes that this number will enable it to meet its obligations according to law and the Company's Articles of Association, and especially relating to its responsibility to check the Company's financial status and to prepare and approve the financial reports.

The directors with accounting and financial expertise are:

Dr. John Farber - Dr. Farber has served as Chairman and as a member of the board of directors of Frutarom since 1996. He is also Chairman of ICC Industries Inc., the Company's principal shareholder, and a member of the boards of directors of various subsidiaries of ICC Industries Inc. Dr. Farber holds a Ph.D. in polymer chemistry from Polytechnic Institute of Brooklyn, New York.

Mr. John Oram - Mr. Oram has served as a member of the board of directors of Frutarom since 1996. He is also President of ICC Industries Inc. and a member of the boards of directors of various subsidiaries of ICC Industries Inc. Mr. Oram, a fellow of the Institute of Chartered Accountants in England and Wales, qualified in 1967.

Mr. Hans Abderhalden - Mr. Abderhalden has served as a director on the board of directors of Frutarom since December 2004. In addition, Mr. Abderhalden has also served as director on the board of directors of Frutarom Switzerland since 2002. Mr. Abderhalden possesses 25 years of experience in the flavor and fragrance industry. From 2000 through 2002 Mr. Abderhalden served as president and chief executive officer of Emil Flachsmann AG. Prior to that Mr. Abderhalden worked for Givaudan for a period of 18 years, including as president of the global flavors division.

Mr. Uzi Netanel - Mr. Netanel has served as an external director on the board of directors of Frutarom since November 2001. Mr. Netanel is the chairman of MLL Software & Computers Industries Ltd. and of the executive committee of Carmel Olefins Ltd. He is also a member of the boards of directors of Israel Oil Refineries Ltd., Kefar HaMaccabia Ltd. and Caesaria Vardinon Textiles Ltd. Mr. Netanel served as Chairman of Discount Capital Markets and Investments Ltd. until August 2001. In addition, Mr. Netanel served as the chairman of Poliziv Plastics Company (1998) Ltd. and as managing director and CEO of Rogosin Enterprises Ltd. Mr. Netanel was a partner in the Fimi Fund from 2001 to 2003.

Mr. Gil Leidner - Mr. Leidner has served as an external director on the board of directors of Frutarom since August 2001. He is also Chairman of the Investment Committee (Profit Sharing Life Insurance) of Phoenix Insurance Company Ltd. and a member of the boards of directors of New Koppel Ltd., Taldor Ltd. and R.S.L. Electronics Ltd. Mr. Leidner was President of Goren Capital from 2001 until 2004. Mr. Leidner served as Deputy Accountant General of the Ministry of Finance, the State of Israel, between 1989 and 1992, and as President of M.I. Holdings between 1992 and 1996. Mr. Leidner holds an LLB and an MBA from Tel Aviv University.

Mr. Yair Seroussi - Mr. Seroussi has served as a director on the board of directors of Frutarom since 2005. Until 1992 Mr. Seroussi served as the head of the Israeli Ministry of Finance's delegation to the United Stated and manager of the commodities delegation. Since 1993 he has represented investment banker Morgan Stanley in Israel and served as Managing Director of Admiral Holdings Ltd. and as a financial advisor. Mr. Seroussi is an external director in the Israel Company Ltd. and Aspen Building and Development Ltd., as a director in DSPG and as Chairman of the Board of Eyal Microwave Ltd. Mr. Seroussi holds a degree in economics and social studies from the Hebrew University in Jerusalem and serves on its Board of Trustees.

Peer Review of the Auditors' Work

In accordance with the instructions of the Israeli Securities Authority of July 28, 2005, regarding the disclosure of consent to perform a peer review whose goal, according to the stated instructions, is to put in place a process of control on the audit work performed by the auditor, which will contribute to the existence of an advanced capital market, the Company agreed to the transfer of the information required to perform a sampling related to the peer review. The Company's consent was given subject to obtaining the auditor's commitment according to which before beginning a review of the material relating to the Company, the Company's auditor will certify that the accountants performing the review commit to maintaining all material transferred to them as part of the peer review procedure in confidence and to avoid any situation of conflict of interests.

Disclosure Regarding the Remuneration of the Auditor

In accordance with the instructions of the Securities Authority of January 29, 2006, the remuneration paid by the Company to its auditor is as detailed below:

A. Remuneration for audit services, for services related to the audit and for tax services for 2006 is US$ 551,000 for Israel and for the overseas subsidiaries (6,293 hours). The amount paid for audit and tax services does not exceed 45% of the total remuneration in this section.

B. Other remuneration - The total remuneration for services provided by the auditor that are not included in Section A above for 2006 is US$ 49,000 for Israel and for the overseas subsidiaries.

Events Following the Balance Sheet Date

On March 19, 2007, upon approval of the annual financial reports, the Board of Directors of the Company resolved to distribute a cash dividend in the amount of NIS 0.18 per share for an overall total of NIS 10.4 million.

There were no other significant events following the balance sheet date.

The Board of Directors of the Company held seven meetings during 2006.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

----------------------	----------------------
Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO

March 19, 2007



SECTION C -
FINANCIAL REPORTS

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.

2006 CONSOLIDATED FINANCIAL STATEMENTS

FRUTAROM INDUSTRIES LTD.

2006 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
1 Nathanson Street
Haifa 33034 Israel
Telephone +972-4-8605000
Facsimile +972-4-8605001

REPORT OF THE AUDITORS

To the shareholders of

FRUTAROM INDUSTRIES LTD.

We have audited the accompanying consolidated financial statements of Frutarom Industries Ltd. (hereafter - the Company) and its subsidiaries; balance sheets as of 31 December 2006, 2005 and 2004 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 December 2006. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated companies, whose assets included in consolidation constitute approximately 4%, 4% and 4% of total consolidated assets as of 31 December 2006, 2005 and 2004, and whose revenues included in consolidation constitute approximately 7%, 7%, and 10% of total consolidated revenues for the years ended 31 December 2006, 2005 and 2004, respectively. The financial statements of the above consolidated companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these companies, is based on reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2006, 2005 and 2004 and the results of operations, changes in shareholders' equity and cash flows for each of the years in the period ended December 31, 2006, in accordance with International Financial Reporting Standards.

Haifa, Israel
19 March 2007

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

	Note	2006	2005	2004
		As of 31 December		
		U.S. dollars in thousands		
Assets	14			
CURRENT ASSETS:	3a1)			
Cash and cash equivalents	18	18,417	33,723	7,350
Short term investments	5c	3,260		
Accounts receivable:	15			
Trade		53,968	40,289	43,733
Other		10,038	6,756	7,291
Prepaid expenses and advances to suppliers		3,662	2,206	1,851
Inventories	16	59,754	46,886	43,769
Total current assets		149,099	129,860	103,994
NON-CURRENT ASSETS :				
Property, plant and equipment - net	7	101,655	*86,108	96,683
Intangible assets - net	2f,8	60,172	*12,601	5,348
Deferred income tax assets	13e	3,833	3,319	2,957
Other non-current assets	17	1,938	1,978	4,758
Total non-current assets		167,598	104,006	109,746
Total non-current assets		316,697	233,866	213,740

* Reclassified.

Dr. John J. Farber
Chairman of the Board

Ori Yehudai
President and CEO

Alon Granot
Executive Vice President and CFO

Date of approval of the financial statements by the Board of Directors: 19 March 2007.

	Note	As of 31 December		
		2006	2005	2004
		U.S. dollars in thousands		
Liabilities and Shareholders' Equity				
CURRENT LIABILITIES:	3a1)			
Bank credit and loans	19	673	289	50,355
Accounts payable:	20			
Trade		27,500	17,895	20,257
Other		27,997	22,162	20,718
Provisions	21	946	547	1,193
Total current liabilities		57,116	40,893	92,523
NON-CURRENT LIABILITIES:				
Loans and credit from banks (net of current maturities)	9			29,831
Retirement benefit obligations	10	7,499	7,775	8,502
Deferred income tax liabilities	13e	12,241	7,390	4,231
Others	5c	22,708		
Total non-current liabilities		42,448	15,165	42,564
COMMITMENTS AND CONTINGENT LIABILITIES	11			
Total liabilities		99,564	56,058	135,087
SHAREHOLDERS' EQUITY:	12			
Share capital		16,434	16,399	13,961
Capital surplus		93,116	91,666	17,642
Currency translation differences	2c	5,716	(5,160)	5,039
Retained earnings		103,658	75,934	43,072
Net of - cost of Company shares held by subsidiary		(1,791)	(1,031)	(1,061)
Total shareholders' equity		217,133	177,808	78,653
Total shareholders' equity and liabilities		316,697	233,866	213,740

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED INCOME STATEMENTS

	Note	2006	2005	2004
		Year ended 31 December		
		U.S. dollars in thousands, except for per share data		
SALES		287,247	243,803	196,780
COST OF SALES	22a	181,370	149,285	122,447
GROSS PROFIT		105,877	94,518	74,333
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:				
Selling, marketing, research and development - net	22b	48,518	43,818	34,554
General and administrative	22c	22,418	18,217	17,869
OTHER INCOME - net	22d	2,114	1,255	102
OPERATING PROFIT		37,055	33,738	22,012
FINANCIAL EXPENSES - net	22e	445	416	1,347
PROFIT BEFORE TAXES ON INCOME		36,610	33,322	20,665
TAXES ON INCOME	13f	6,908	6,475	4,909
NET INCOME		29,702	26,847	15,756
		U.S dollars		
EARNINGS PER SHARE:	2r			
BASIC		0.52	0.49	0.34
DILUTED		0.51	0.48	0.33

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Capital surplus	Currency translation differences	Retained earnings	Cost of company shares held by subsidiary	Total
		U.S. dollars in thousands					
BALANCE AT 1 JANUARY 2004		13,939	15,263	2,563	28,460	(600)	59,625
CHANGES IN 2004:							
Net income not recognized in the net profit - changes in currency translation	2c			2,476			2,476
Net income					15,756		15,756
Total recognised income for 2004							18,232
Plan for allotment of Company shares to employees:	2L						
Purchase of Company shares by subsidiary						(991)	(991)
Receipts in respect of allotment of Company shares to employees	12c3)					90	90
Recognition of compensation related to the plan						440	440
Allotment of shares and options to senior employees:	12d;12c3)						
Allotment of share capital to senior employees		22	89				111
Recognition of compensation related to employee stock and option grants			2,290				2,290
Dividend	12e				(1,144)		(1,144)
BALANCE AT 31 DECEMBER 2004 - brought forward		13,961	17,642	5,039	43,072	(1,061)	78,653

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Capital surplus	Currency translation differences	Retained earnings	Cost of company shares held by subsidiary	Total
		U.S. dollars in thousands					
BALANCE AT 1 JANUARY 2005 - brought forward		13,961	17,642	5,039	43,072	(1,061)	78,653
Derecognition of the balance of recognised negative goodwill as at 31 December 2004, net, in accordance with the transition provisions of IFRS 3 (Note 2f)					7,731		7,731
BALANCE AT 1 JANUARY 2005 – after the effect of the transition provisions of IFRS 3		13,961	17,642	5,039	50,803	(1,061)	86,384
CHANGES IN 2005:							
Net income not recognised in the net profit - changes in currency translation	2c			(10,199)			(10,199)
Net income					26,847		26,847
Total recognised income for 2005							16,648
Issuance of share capital	12b	2,416	73,451				75,867
Plan for allotment of Company shares to employees of subsidiary:	2L						
Purchase of Company shares by subsidiary						(383)	(383)
Receipts in respect of allotment of Company shares to employees	12c3)					92	92
Recognition of compensation related to the plan	12c3)					321	321
Allotment of shares and options to senior employees:	12d;12c3)						
Allotment of share capital to senior employees		22	89				111
Recognition of compensation related to employee stock and option grants			484				484
Dividend	12e				(1,716)		(1,716)
BALANCE AT 31 DECEMBER 2005 - brought forward		16,399	91,666	(5,160)	75,934	(1,031)	177,808

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Capital surplus	Currency translation differences	Retained earnings	Cost of company shares held by subsidiary	Total
		U.S. dollars in thousands					
BALANCE AT 31 DECEMBER 2005		16,399	91,666	(5,160)	75,934	(1,031)	177,808
CHANGES IN 2006:							
Net income not recognised in the net profit - changes in currency translation	2c			10,876			10,876
Net income					29,702		29,702
Total recognised income for 2006							40,578
Plan for allotment of Company shares to employees of subsidiary:	2L						
Purchase of Company shares by subsidiary						(1,135)	(1,135)
Receipts in respect of allotment of Company shares to employees	12c3)					146	146
Recognition of compensation related to the plan	12c3)					229	229
Allotment of share and options to senior employees	12d;12c3)						
Allotment of share capital to senior employees		35	141				176
Recognition of compensation related to employee stock and options grants			1,309				1,309
Dividend paid	12e				(1,978)		(1,978)
BALANCE AT 31 DECEMBER 2006		16,434	93,116	5,716	103,658	(1,791)	217,133

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Year ended 31 December		
		2006	2005	2004
		U.S. dollars in thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Cash generated from operations	23	36,389	34,431	21,028
Interest received (paid)		400	222	(1,334)
Income tax paid		(5,340)	(2,203)	(2,423)
Net cash provided by operating activities		31,449	32,450	17,271
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property, plant and equipment		(10,056)	*(10,100)	(5,960)
Acquisition of subsidiaries - net of cash acquired	5a;d	(34,390)		
Acquisition of operations – net of cash acquired	5b			(38,209)
Reimbursement in respect of acquisition of operation	5b	2,218	4,598	
Proceeds from sale of property, plant and equipment		426	4,095	201
Purchase of other assets		(3,820)	*(2,233)	
Collection of long-term receivable	17		2,439	
Capitalised lease fees	17		(382)	
Acquisition of short-term marketable securities – net		7		
Net cash used in investing activities		(45,615)	(1,583)	(43,968)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Issuance of share capital, net of issuance costs			75,867	
Receipts from senior employees in respect of allotment of shares		176	111	111
Receipt of long-term bank loans and credit				3,082
Repayment of long-term bank loans and credit		(304)	(33,585)	(11,014)
Receipt of short-term bank loans				37,789
Repayment of long-term credit in connection with the acquisition of Flachsmann	5a		(1,170)	(1,202)
Purchase of Company shares by subsidiary – net of receipts in respect of the shares		(989)	(291)	(901)
Repayment of long-term credit in connection with the acquisition of IFF			(39,468)	
Dividend paid		(1,978)	(1,716)	(1,144)
Net cash provided by (used in) financing activities		(3,095)	(252)	26,721
NET EFFECT OF CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS		1,282	(1,011)	6
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(15,979)	29,604	30
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		33,723	4,119	4,089
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	18	17,744	33,723	4,119

* Reclassified.

The accompanying notes are an integral part of the financial statements.

NOTE 1 – GENERAL INFORMATION:

a. Information on the activities of Frutarom Industries Ltd. and its subsidiaries (hereafter - the "Group").

Frutarom Indusrties Ltd. is a global company, founded in 1933. The Company operates through the consolidated company (hereafter - Frutarom Ltd.) and the companies under its control. The Group operates principally in two divisions: the Flavors Division and the Fine Ingredients Division. The Group develops, manufactures, markets and sells flavors and fine ingredients used by producers of food and beverage, pharma-nutraceutical, flavours and fragrances, and personal care and cosmetics products as well as other products. The Company has production facilities in Europe, North America, Israel, and Asia (see also a list of subsidiaries in Note 27); The Company has 22 research and development laboratories and it sells and markets its products principally through its 45 sales and marketing offices. Segment information for the reporting years is presented as part of Note 6.

The Company is a limited liability company incorporated and domiciled in Israel. The address of its registered office is 25 Heshaish St., Haifa Bay. The Company's controlling shareholder is ICC Industries Inc.

The Company's shares have been listed on the Tel-Aviv Stock Exchange (the "TASE") since 1996; since February 2005, Company's shares are also listed through Global Depository Receipts in the official list of the London Stock Exchange (the "LSE") (b. below).

b. In February 2005, the Company has completed a public offering in which it raised capital in the total amount of $ 76 million (net of issuance expenses at the amount of $ 5 million) as against the issuance of Company shares and listing Global Depositary Receipts (hereafter – GDRs) in the official list of the London Stock Exchange (hereafter – LSE) (Note 12b).

c. Material Acquisitions made by the group:

1) In 2004, the group completed the purchase of the Food Systems Business (hereafter – FS) of International Flavors & Fragrances I.F.F. Inc. (hereafter – IFF) in Switzerland and Germany in consideration for approximately $ 31.8 million (approximately € 25.8 million) and in France in consideration for approximately $ 3 million (approximately € 2.5 million). IFF's FS business includes the development and production of unique fruit compounds and other natural products used as natural flavors in the production of a wide variety of food products. As to the data included in the consolidated financial statements as a result of the consolidation, for the first time, of the FS operations in Switzerland and Germany (commencing 17 August 2004) and in France (commencing 2 November 2004) (Note 5b).

2) In January 2006, the Group acquired 70% of the control in GewürzMühle Nesse GmbH and in GewürzMühle Nesse Gebr. Krause GmbH (hereafter together - Nesse), in consideration for € 18.4 million ($ 22.3 million) paid in cash. As to the data included in the consolidated financial statements as a result of the consolidation, for the first time, of Nesse (commencing 1 January 2006) (Note 5c).

3) In October 2006, the Group acquired 100% of the issued and paid share capital of the U.S. company Acatris Inc., of the Dutch company, Acatris Specialties Holdings B.V. and of the Belgian company, Acatris Belgium N.V. (hereafter together - Acatris), in consideration for € 10.5 million ($ 13.3 million) paid in cash. As to the data included in the consolidated financial statements as a result of the consolidation, for the first time, of Acatris (commencing 1 October 2006) (Note 5d).
As to further details regarding those acquisitions (Note 5).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of Preparation:

1) The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Israeli Securities (Preparation of Annual Financial Statements), Regulations, 1993.

The consolidated financial statements have been prepared under the historical cost convention, subject to adjustments of the financial assets and liabilities to their fair value and revaluation of the liability for severance pay and the assets of the severance pay funds.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2) Adoption of new standards

(a) Standards, Amendments and Interpretations that are Effective in 2006 but not relevant to the Group:

IAS 19 Actuarial gains and losses, group plans and disclosures.
IAS 39 (Amendment), Cash Flow Hedges for Forecast Intragroup Transactions.
IAS 39 (Amendment), The Fair Value Option.
IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts.
IAS 21 (Amendment) Investment (net) in a Foreign Operation.
IFRS 6, Exploration for and Evaluation of Mineral Resources.
IFRIC 4, Determining whether an Arrangement Contains a Lease.
IFRIC 5, Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
IFRIC 6, Liabilities Arising from Participation in a Specific Market – Waste Electrical and electronic equipment.

(b) Standards and Interpretations to existing standards that are not yet effective and for which the Group has not opted early adoption:

1) IFRIC 10 - Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006.

2) IFRS 7 - Financial Instruments – Disclosures – in effect for annual reporting periods commencing 1 January, 2007.

3) IFRS 8 - Operating segments, in effect for annual reporting periods commencing 1 January 2009.

4) IFRS 11 – IFRS 2 – Group and Treasury Share Transactions, in effect for annual reporting period commencing 1 March 2007.

The Group does not anticipate that the adaptation would have an impact on its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(c) Standards and Interpretations for existing Standards that are not yet effective and are not relevant to Group's operating:

IFRIC 7 - Applying the Restatement Approach under IAS 29, in effect for annual reporting periods commencing 1 March, 2006.
IFRIC 8 – Scope of IFRS 2 – in effect for annual reporting periods commencing 1 May, 2006.
IFRIC 9 – Reassessment of Embedded Derivatives – in effect for annual reporting periods commencing 1 September, 2006.
IAS 1 – Presentation of Financial Statements – Disclosure about Capital – in effect for annual reporting periods commencing 1 January, 2007.

b. Principles of Consolidation:

1) Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

Effective 31 March, 2004, the Group applies the provisions of IFRS 3 "Business Combinations", simultaneously with the adoption of IAS 36 and IAS 38 (as revised in 2004).

This standard applies as from the effective date above, to all business combinations for which the agreement date is on or after 31 March 2004. Transition provisions apply to business combinations that were entered into before the effective date.

This standard also sets forth additional guidance and comprehensive criteria for the initial identification and recognition of intangible assets and contingent liabilities of businesses acquired (Note 2f).

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the accounting treatment will be as follows:

1) For business combinations for which the agreement dates were before 31 March 2004 - the difference is presented as a deduction from intangible assets, and recognised as income on a systematic basis; this treatment applied until 31 December 2004 (Note 2f).

2) For business combination for which the agreement date was after 31 March 2004 – the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2) As part of the condensed company data, the investment in Frutarom Ltd. is presented at cost (Note 26).

c. Foreign Currency Translation:

1) Functional and Presentation Currency.

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency.

2) Translation of transactions and balances.

Foreign currency transactions are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

3) Group Companies.

The results and financial position of all the Company's entities (none of which has the currency of hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(b) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates);
(c) all resulting exchange differences, are recognised as a separate component of shareholders' equity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, (including long-term borrowings thereto) are taken to shareholders' equity.

When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

d. Segment Reporting:

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Group is organised on a worldwide basis into two major operating activities: the Flavors division, the Fine Ingredients division. Another operating activity is the Trade and Marketing division. Each division is considered to be a business segment.

e. Property, Plant and Equipment:

1) These assets are initially recorded at cost of purchase (Note 2c2)), net of related government grant.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

2) The assets are depreciated by the straight-line method, on basis of their estimated useful life, except for land, which is not depreciated.

Annual rates of depreciation are as follows:

	%
Buildings	2.7-4
Machinery and equipment	6.6-10
Vehicles and forklifts	15; 20
Computers	20-33
Office furniture and equipment	6-20

Leasehold improvements are amortised by the straight-line method over the terms of the lease, which are shorter than the estimated useful life of the improvements.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2g).

3) Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

f. Intangible Assets:

Effective 31 March 2004, the Group applies the provisions of IFRS 3 "Business Combinations" (Note 2b). This standard sets forth guidance and comprehensive criteria for the initial identification and recognition of intangible assets and contingent liabilities of businesses acquired.

This standard applies as from the effective date and onward, to all business combinations for which the agreement date is on or after 31 March 2004 (the "effective date").

1) Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition; when cost of acquisition is lower than the said fair value, the difference represents Negative Goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets.

The accounting treatment to be applied to goodwill or negative goodwill is as follows:

(a) For business combinations for which the agreement date was before the effective date and through 31 December 2004; Goodwill was amortised on a straight-line basis over the estimated useful life in equal annual installments at the rate no lower than 5% per annum, commencing on the date of acquisition. Negative goodwill was presented as a deduction from intangible assets, and recognised as income on a systematic basis, over the remaining weighted average useful life of the identified acquired depreciable assets.

In accordance with the transition provisions of IFRS 3, commencing 1 January, 2005, the Group ceased to amortise any existing goodwill arising from such business combinations (accumulated amortisation as at 31 December 2004 was eliminated with a corresponding decrease in the cost of goodwill), and de-recognised the balance of any remaining negative goodwill - amounting to $ 7,731 thousands (net of deferred taxes de-recognised amounting to $ 1,785 thousands), with a corresponding adjustment to the opening balance of retained earnings.

Separately recognised goodwill is tested for impairment commencing 2005. Goodwill is allocated to cash generating units for the purpose of the impairment testing.

(b) For business combinations for which the agreement dates were after the effective date - Goodwill and indefinite live intangible assets are not amortised, but are subject to annual impairment test. Goodwill is being tested for impairment on an annual basis, as well as when there are indications of impairment. Goodwill is carried at cost less accumulated impairment losses.

Negative goodwill is directly recognised in the income statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2) Product formulas are initially recorded at their acquisition cost and amortised on a straight-line basis over 10-20 years (mainly 20 years), commencing in the year in which they are first utilized.

3) Customer relations are initially recorded at their acquisition cost and amortised on a straight-line basis over 10 years.

4) Trademark is initially recorded at the acquisition cost and amortised on a straight-line basis over 20 years.

5) Acquired computer software licences are presented on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

   Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

   Computer software development costs recognised as assets are amortised over their estimated useful lives (not exceeding three years).

g. Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Non-financial assets, other than goodwill, that were subject to impairment are reviewed for possible reversal of the impairment at each reporting date.

h. Financial assets:

The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

1) Financial assets at fair value through profit or loss.
   Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet (Note 2j).

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2j.

i. Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined using the moving average method, except for purchased products for which the first-in, first-out (FIFO) method is used.

The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

j. Accounts Receivable – Trade

Trade receivables are carried at anticipated realisable value. A provision is made for impairment of receivables based on a periodic review of all outstanding amounts (Note 3a3)). Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement. During the year in which they are identified, bad debts are written off. The charge is reported within selling and marketing expenses of the consolidated income statement.

k. Cash Equivalents

Cash and cash equivalents includes all highly liquid investments, which include short-term bank deposits with original maturity of three months or less and bank overdrafts. Band overdrafts are shown within current liabilities on the balance sheet.

L. Share Capital:

1) Company shares held by subsidiary, which are purchased for the purpose of granting the shares to senior employees as part of an employee stock option plan approved by the Company's Board of Directors, are presented as reduction of "shareholders' equity" under "cost of Company shares held by subsidiary", at their cost to the subsidiary.

2) Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction, net of tax, from the proceeds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

m. Deferred Income Taxes:

1) Deferred income taxes are computed using the liability method on temporary differences between the amounts presented in these statements and those taken into account for tax purposes. As for the main factors in respect of which deferred taxes have been included (Note 13e).

   Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the year.

2) Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing the deferred taxes, as it is the Group's policy to hold these investments, not to realise them.

3) The Group may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax, since it is the Group's policy not to cause distribution of dividend, which would involve additional tax liability to the Company in the foreseeable future.

4) As stated in Note 13c, upon distribution of dividends from tax-exempt income of "approved enterprises", the amount distributed will be subject to tax at the rate that would have been applicable had Frutarom Ltd. not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements, when such dividend is distributed.

   Frutarom Ltd. does not intend to distribute dividends out of tax-exempt income, as above.

n. Employee Benefits:

1) Pension Obligations.

   The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in insurance companies or severance pay funds, and are subject to periodic actuarial valuations.

   A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

   A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates that are denominated in the currency in which the benefits will be paid.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

As part of a restructuring plan in a German subsidiary, it was agreed with employees' work council to terminate the define benefit plan and to commence making deposits with a defined contribution plan for some of the employees. As to the effect of the said transition on the financial statements (Note 10c).

2) Share-Based Compensation.

The Group has share purchase plans approved by the Board of Directors (Note 14c), for granting shares and options to its employees. The Group effected early adoption of IFRS 2 (issued 2004) – share based payments to account for these plans. Set forth below is the accounting treatment applied, in accordance with the transition provisions of IFRS 2:

(a) Shares granted before 7 November 2002.
Prior to 7 November 2002, the Group only granted shares under the 1996 plan (Note 12c1)).

For these grants, the Group recognises compensation expenses in respect of the cash "outflow"; accordingly, the difference between the cost of the shares at date of purchase (Note 2L) and the exercise price the employee has to pay, is charged to income over the vesting period.

(b) Shares and options granted after 7 November 2002 and not vested at 1 January, 2004
The fair value of the employee services received in exchange for the grant of the shares and options granted after 7 November 2002 and not yet vested at 1 January 2004, is recognised as an expense. The compensation costs of each batch are spread over its vesting period. The total amount to be expensed over the vesting period is determined

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

by reference to the fair value of the shares and options granted. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to shareholders' equity over the remaining vesting period.

The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when the rights to purchase shares are exercised.

3) Bonus Plans.

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where it is contractually committed, or where there is a past practice that has created a constructive obligation.

o. Research and Product Development Costs

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success – considering its commercial and technological feasibility – and only if the cost can be measured reliably.

Generally, research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not set by management.

Participation from government departments for development of approved projects is recognised as a reduction of expense, as the related costs are incurred, in case that the Group estimates that it would not be required to refund such participation. In case that the Group estimates it would be required to refund government participation, the participation would be presented in the balance sheet among liabilities.

p. Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise termination of activities acquired and employee termination payments (Note 5b). Provisions are not recognised for future operating losses.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

q. Revenue Recognition Policy

Revenues from sales represent amounts received and receivable for goods supplied to customers after deducting volume discounts, turnover discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment of products to customers outside the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r. Earnings Per Share

Basic:
Basic earnings per share is calculated by dividing the profit attributed to equity holders of the Company using the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by subsidiary (Notes 2L).

The weighted average number of shares used in calculating Basic earnings per share is as follows:

Year end 31 December:	In thousands
2006	56,883
2005	55,671
2004	46,271

Fully diluted:
Diluted earnings per share is calculated adjusting average number of shares outstanding to assume conversion of all dilutive potential shares. A calculation is done, for that purpose, to determine the number of shares that could have been acquired at fair value (determined as average annual market share price of the Group's shares) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued, assuming the exercise of the share options. The number of additional shares used in calculating earnings per share assuming conversion of share options is 905,608, 1,112,779 and 1,202,856 for 2006, 2005, and 2004, respectively.

s. Dividends

Dividend distribution to the Group's shareholders is recognised as a liability in the period in which the dividends are approved by the Group's Board of Directors.
Dividends declared subsequent to balance sheet date are given recognition in the note to these financial statements referring to subsequent events.

t. Reclassification

As part of the 2006 financial statements the company classified the cost of acquisition of ERP system to the intangible assets item rather than to property, plant and equipment. The comparative figures have been reclassified accordingly.

NOTE 3 – FINANCIAL RISK MANAGEMENT:

a. Financial Risk Factors

Financial risk management within the Group is governed by policies approved by the board of directors and senior management. These policies cover foreign exchange risk, interest rate risk, credit risk, price risk and liquidity risk. Group policies also cover areas such as cash management and raising short and long-term debt.

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

The Group's business is characterised by considerable dispersion. Through its two divisions, the Group produces thousands of products intended for hundreds of customers throughout the world, using hundreds of raw materials purchased from a wide range of suppliers worldwide. As stated, the Group is not significantly dependent on any of its customers, products or suppliers.

Discussions on implementing the risk management policy as relates to currency exposure and interest are conducted by the Group's management once each quarter.

The Group does not use derivative financial instruments for its hedge or speculative purposes.

1) Market Risk.

(a) Foreign Exchange Risk.

1. General

The Group operates globally and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in U.S. dollars. Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Most of the Group's subsidiaries generate their income primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. The fact that raw materials purchases for the Group's production are also conducted in various currencies reduces currency exposure. The Group's subsidiaries manage this exposure locally. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a quarterly basis.

Generally, the Group does not take external hedging measures nor does it use derivative financial instruments for protecting itself from currency fluctuations.

Translation exposure arises from the consolidation of the Foreign Currency denominated financial statements of the Company's subsidiaries. The effect on the Company's consolidated shareholders' equity is shown as a currency translation difference

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

2. Linkage of Monetary Balances:

Foreign currency denominated monetary balances included in the Company's consolidated balance sheet at 31 December 2006, are summarised below:

	Dollars	NIS	Pound sterling	Euro	Swiss francs	Other currencies	Total
	U.S. dollars in thousands						
Assets:							
Current assets:							
Cash and cash equivalents	6,333	335	843	8,066	2,034	806	18,417
Short term investments				3,260			3,260
Accounts receivable:							
Trade	14,946	11,483	4,899	16,855	4,489	1,296	53,968
Other	1,554	1,549	1,014	4,026	1,532	363	10,038
	22,833	13,367	6,756	32,207	8,055	2,465	85,683
Liabilities:							
Current liabilities:							
Bank credit and loans				673			673
Accounts payable:							
Trade	4,322	5,493	2,609	9,419	5,601	56	27,500
Other	2,337	11,817	1,568	3,819	8,249	67	27,857
Provisions	946						946
Non-current liabilities:							
Retirement benefit obligations	669			5,925	905		7,499
Others				22,708			22,708
	8,274	17,310	4,177	42,544	14,755	123	87,183

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

(b) Raw Material Price Risks

Many of the raw materials used by the Group are natural products, which are seasonal. The Group purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Group does not normally make future transactions. The Group is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Group's Purchasing Department maintains an ongoing follow up on material prices. Selling prices of the Group's products are adjusted, as needed and as possible to significant and lengthy fluctuations in raw material prices.

2) Interest Rate Risk

Interest rate risk arises from movements in interest rates, which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities.

3) Credit Risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Company.

Trade receivables are subject to a policy of active risk management, which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and accounting monitoring procedures.

Groups sales are made to a large number of customers in Europe, U.S.A., Israel, Asia, and other countries (Note 6b3)).

There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored. Collateral is generally not required.

The provision for impairment of trade receivables is determined on basis of a periodic test of all amounts due.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

4) Liquidity Risk.

The Company's subsidiaries must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies and guidelines.

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

b. Fair Value of Financial Instruments:

The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The carrying amounts and fair values of the financial instruments are as follows:

	Carrying amounts			Fair values		
	31 December			31 December		
	2006	2005	2004	2006	2005	2004
	U.S. dollars in thousands			U.S. dollars in thousands		
Assets:						
Current assets:						
Accounts receivable:						
Trade	53,968	40,289	43,733	53,968	40,289	43,733
Other	10,038	6,756	7,291	10,038	6,756	7,291
Non-current assets:						
Long-term receivable			2,773			3,015
	64,006	47,045	53,797	64,006	47,045	54,039
Liabilities:						
Current liabilities:						
Bank credit and loans (net of current maturities)	673		44,750	673		44,750
Accounts payable:						
Trade	27,500	17,895	20,257	27,500	17,895	20,257
Other	27,997	22,162	20,718	27,997	22,162	20,705
Non-current liabilities:						
Loans and credit from banks (including current maturities)		289	35,436		289	35,436
Other*	22,708			22,227		
	78,878	40,346	121,161	78,397	40,346	121,148

* The fair values are based on cash flows discounted using a rate based on borrowings rate of 4.02%.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS:

The accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued):

a. Taxes on income and deferred taxes

The Group is assessed for tax purposes in a numerous jurisdictions: accordingly, group's management is required to exercise a high degree of judgment in order to determine the overall provision in respect of taxes on income. There are many transactions for which the ultimate tax determination is uncertain. The group records in its books of accounts. The group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will be carried to income in the period in which the final tax assessment has been determined by the Tax Authorities.

The Group recognises deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The group regularly reviews its deferred tax assets for recoverability, based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. If the group is unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the group could be required to eliminate a portion of the deferred tax asset resulting in an increase in its effective tax rate and an adverse impact on operating results.

b. Severance pay

The present value of Group liabilities in respect of severance pay is dependent on several factors that are determined on an actuarial basis in accordance with various assumptions. The assumptions used in the calculation of the net cost (income) in respect of severance pay include the long-term yield rate on the relating severance pay funds and the rate of discount. Changes in those assumptions shall influence the carrying amount of the assets and liabilities in respect of severance pay. The assumption regarding the expected yield on severance pay funds is determined uniformly in accordance with long-term historical yields.

The assumption regarding the required rate of discount is determined by the external actuaries at the end of each year. This rate of discount shall be used in determining the estimated updated value of the future cash flows that would be required to cover the severance pay liabilities. The liquidity of the market of high-quality corporate bonds is sufficient to serve as basis for determining the rate of discount. Therefore, in determining this rate the group uses interest rate in the currency in which the benefits will be paid.

Other key assumptions relating to pension liabilities, such as future payroll raise are based on existing rates of payroll inflation.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued):

c. Provision for contingent liabilities

Provision for legal contingent liabilities are recorded in the books of accounts in accordance with group management's judgment regarding the reasonability that the cash flows shall indeed by used to meet the liabilities, and on the basis of the estimate determined by the management regarding the present value of the expected cash outflows that would be required to meet the existing liabilities.

d. Provision for impairment in respect of goodwill and intangibles

The group tests once a year the need to provide for impairment of goodwill and intangibles. The need to make such a provision is assessed in relation to the recoverable value of the cash-generating units of the group. The recoverable amount of a cash-generating unit is determined in accordance with the assumptions and calculations made by management.

e. As for Accounts receivable trade and others, see note 2j and 3a3).

NOTE 5 – BUSINESS COMBINATIONS:

a. Acquisition of Flachsmann in 2003

In 2003, the Group completed the purchase of full ownership in Flachsmann, in consideration for Swiss Francs 23,068 thousands (\$ 17,773 thousands).
Swiss Francs 20,068 thousands (\$ 15,462 thousands) out of the said amount were paid in cash on date of acquisition; Swiss Francs 1.5 million (\$ 1,262 thousands) was paid in June 2004 and an additional amount of Swiss Francs 1.5 million (\$ 1,170 thousands) was paid in June 2005.

As a result of the acquisition, commencing 30 June 2003, the assets and liabilities of Flachsmann were consolidated for the first time. The consolidated statement of income includes the results of operations of Flachsmann, commencing the said date.

Flachsmann is engaged in developing, manufacturing and marketing flavors and extracts for the food industry as well as herbal extracts for the extracts, flavors and pharmaceutical industries and applications for the food industry.

As part of the said acquisition, the Group has established a plan for the reorganisation of the activities of Flachsmann. This reorganisation plan was designed to reduce costs, merge the marketing activities and utilize the synergy between the Company's and Flachsmann's activities. The plan included the merger of Flachsmann's activities in Canada and Europe with the Company's existing activities, while reducing the number of Flachsmann's employees and also included termination of activities of sites held by Flachsmann (Note 21).

Total cost of the acquisition of Flachsmann has created for the Company negative goodwill at the total amount of \$ 7,599 thousands.

In 2004, the Group changed the provision for reorganisation, since it managed to reduce reorganisation costs, as against an increase of \$ 220 thousands in negative goodwill; (the said amount is net of the related tax of \$ 23 thousands).

NOTE 5 - BUSINESS COMBINATIONS (continued):

The amount of negative goodwill was carried to income, commencing the date of acquisition, on a systematic basis, over the remaining weighted average useful life of the identified acquired depreciable assets. On 1 January 2005, in accordance with the transition provisions of IFRS 3, the Company de-recognised the balance of remaining negative goodwill, which has not yet been carried to income – amounting to $ 7,731 thousands (net of deferred taxes de-recognised amounting to $ 1,785 thousands) (Notes 2f and 7).

b. Acquisition of European FS from IFF

In 2004, the Company completed the acquisition of the FS of IFF in Europe (Note 1c1).

IFF's FS business includes the development and production of unique fruit compounds and other natural products used as natural flavors in the production of a wide variety of food products, such as dairy products, pastries, etc. The FS operations of IFF were carried out in three independent plants, located in Switzerland, Germany and France.

In accordance with the letter of intent, signed between the parties in May 2004, the transaction included the entire European FS operations, except that all of the French employees will be excluded, as it was Group's explicit intention to transfer the French production activity to the German and Swiss production sites. This required IFF to enter into a consultation process with the employees' work council in France, in order for the Group to be able to transfer the French FS operations to Germany and Switzerland and to enable IFF to sell the French FS business to the Group. As a result, and after agreeing on the principal acquisition terms, the parties agreed to proceed with the acquisition of the Swiss and German operations and withhold the process of the French operations acquisition, until IFF completes the consultation process in accordance with the French law.

As detailed below, the acquisition of the German and Swiss operations was completed on 17 August 2004, and the acquisition of the French operations was completed on 29 October 2004.

1) Acquisition of the German and Swiss Operations:

(a) On 17 August 2004, the Group completed the acquisition of the Swiss and German FS operations. According to the purchase agreement, the Group has purchased, through its subsidiaries, the fixed assets, intellectual property, inventory and prepaid expenses of the said plants, in consideration for approximately € 30 million ($ 37 million). The employees of the purchased activity have been transferred to the subsidiaries, and so were the assets and liabilities related to the employees and to their retirement rights, which were evaluated at date of signing the agreement as net liabilities in the amount of approximately € 2.5 million ($ 3.1 million). Accordingly, on 18 August 2004, the Group paid IFF an amount of approximately € 27.5 million ($ 33.9 million).

As of 31 December 2004, the net cost of acquisition of the German and Swiss operations (net of liabilities related to the employees and to their retirement rights, which have been transferred to the subsidiaries) amounted to € 25.8 million ($ 31.8 million). This cost includes purchase expenses in the total amount of € 0.4 million ($ 0.5 million), and is net of adjustments related to the purchase, at the total amount of € 2.2 million ($ 2.6 million).

NOTE 5 – BUSINESS COMBINATIONS (continued):

The original cost of purchase was allocated to acquired tangible and intangible assets and to the acquired liabilities, based on their fair value at date of acquisition and the remaining balance in the amount of $ 2.2 million was allocated to goodwill. The intangible assets recognised included product formulas, customer relationships and goodwill.

(b) On 5 September 2005, the Group and IFF agreed on certain adjustments, under the purchase agreement of the German and Swiss operations amounting to € 2.9 million ($ 3.5 million). The adjustments made to the fair value of the fixed assets, inventory, assets and liabilities related to the employees and to their retirement rights at the date of acquisition, decrease the cost of acquisition by the said amount. $ 2.6 million of the above, have already been taken into account in the purchase accounting in 2004 (see (a) above).

As a result of the abovementioned adjustment, the Group reduced the goodwill arising from the purchase of the operations by € 0.7 million ($ 0.9 million). According to the said agreement, the Group received from IFF, during September 2005, an amount of € 2 million ($ 2.5 million) in cash. The remaining balance was set off against the Company's debt to IFF, in accordance with the agreement.

(c) The purchase agreement includes consideration adjustment mechanisms; those mechanisms include, inter alia, an earn-out mechanism, whereunder, the purchase price may decrease or increase by an additional amount of up to € 3.5 million ($ 4.3 million), depending on the results of the purchased operations in the years 2005 and 2006.

As of 31 December 2005, in accordance with the earn-out mechanism, the purchase price of the Swiss and German operations was reduced by € 1.75 million. As a result of the abovementioned adjustment ($ 2.1 million), the Compnay reduced the goodwill arising from the purchase of the operations by € 1.1 ($ 1.3 million) and a negative goodwill in the amount of € 0.65 ($ 0.8 million) was created for the Company. The amount of negative goodwill was carried directly to income.

In accordance with the earn-out mechanism mentioned above, the purchase price of the Swiss and German operations was to be reduced as of 31 December, 2006 was reduced by approximately an additional € 1.75 million ($ 2.2 million). The said amount represents negative goodwill and is carried directly to income; (presented among other income).

(d) In conjunction with the purchase agreement, another agreement was signed that enables the Group to continue manufacturing certain supplementary products to the customers of the purchased operations, in consideration for 50% of the gross profit arising from the sale of those products for a 5-year period commencing at date of purchase. The annual expense arising in respect of this commitment is not material.

(e) The acquisition of the operations as above was financed by short-term bank loans at the total amount of $ 34 million, which were repaid in February 2005.

NOTE 5 – BUSINESS COMBINATIONS (continued):

2) Acquisition of the Operation in France:

(a) On 29 October 2004, the Group completed the purchase of the French FS operations. As initially agreed in the letters of intent, the French operations were purchased for a consideration of approximately € 3.5 million ($ 4.3 million) subject to certain adjustments, including the earn-out adjustment mechanism that was set in the agreement for the purchase of the German and Swiss operations (see (a) above).

The said purchase concerns the assets of the operations in France (including intangible assets) and does not include transfer of employees. Through the end of 2004, the Group has relocated the manufacturing activities to Germany and Switzerland for the purpose of reducing costs and utilising the synergy between the purchased operations and the Group's activities.

The research and development operations, the marketing and selling operations, which serve the French market, will continue to operate in France.

In November 2004, the Group paid IFF € 3 million ($ 3.8 million) after the parties agreed to adjust the purchase price by an amount of € 0.5 million ($ 0.6 million), due to adjustments made to the fair value of the fixed assets and inventory at the date of acquisition.

The cost of purchase was allocated mainly to acquired tangible and intangible assets, based on their fair value at date of acquisition.

(b) In accordance with the agreement signed in September between the Group and IFF (see also 1b above), the cost of acquisition of the French operations was reduced by € 1.1 million ($ 1.4 million). As a result of the abovementioned adjustment, the Group increased the negative goodwill arising from the purchase of the French operations by € 0.6 million ($ 0.7 million). The increase in negative goodwill was carried directly to income.

(c) The acquisition of the operations as above was financed by short-term bank loan (granted in Euro) at the total amount of $ 3.8 million. The loan was repaid in February 2005.

3) The results of the purchased of the German and Swiss operations and the France operations for the periods starting 17 August and 2 November 2004 (dates of purchase of operations), respectively, through 31 December 2004 were included for the first time in the consolidated financial statements for the year ended 31 December 2004.

NOTE 5 – BUSINESS COMBINATIONS (continued):

Set forth below are the of the purchased operations that were included in consolidation in 2004:

The acquired operations contributed revenues of $ 20,641 thousands, and net income of $ 892 thousands to the Group for the period from 17 August (as to German and Swiss operations), 2004, and 2 November 2004 (as to the to French operations) to 31 December 2004. Had the acquisition of the German, Swiss and French operations occurred on 1 January 2004, Group's revenue for 2004 would have been $ 252,678 thousands, and net profit for that year would have been $ 19,384 thousands.

Assets and liabilities of the purchased German, Swiss and France operations, at the date of acquisition:

	*Fair value	Acquiree's carrying amount
	U.S. dollars in thousands	
Cash and cash equivalents	9	9
Inventories	7,457	9,007
Receivables	337	486
Property, plant and equipment – net	29,161	14,575
Goodwill	2,214	
Negative Goodwill (carried directly to income)	(199)	
Intangible assets	3,136	
Deferred tax assets	1,082	
Current liabilities	(1,946)	(1,624)
Retirement benefit obligations - pensions	(5,899)	(3,326)
Deferred tax liabilities	(274)	
	35,078	19,127

* Prior to the adjustments to the purchase price, see (1) and (2) above.

The amount of $ 38.2 million, presented in the cash flow statements, includes the amounts receivable from IFF, as above, and does not include accrued and not yet paid purchase expenses.

c. Acquisition of Nesse in 2006

On 17 January, 2006, the Group acquired, 70% of the shares that confer ownership and control in GewürzMühle Nesse GmbH and in GewürzMühle Nesse Gebr. Krause GmbH (hereafter together - Nesse).

Nesse is an international group engaged in the development, production, marketing and sale of savory solutions, which include non-sweet flavors and specialty functional ingredients. In consideration for the acquisition, the Group paid, at date of acquisition, a total in cash of € 18.41 million ($ 22.3 million).

In addition, the sellers are entitled to receive, on March 31, 2008, a one-time payment, the amount of which would be based on the increase, if any, in the average operating profits of Nesse during the years 2005 – 2007, compared with the average operating profits of Nesse during the years 2003 – 2004 (hereafter – the success fee payment).

NOTE 5 – BUSINESS COMBINATIONS (continued):

The Group has an option to acquire (call option) the remaining 30% of Nesse's share capital and Nesse has the option to sell (put option) this percentage of share capital to the Group; the option is exercisable for two years commencing the end of 2007. The exercise price of the option would be equal to 30% of the average annual operating profit achieved by Nesse during the eight quarters preceding the quarter in which the option would be exercised, multiplied by 6.5.

Based on the unique terms of the options, as above, the Group fully consolidated (100%) the assets and liabilities of Nesse as of that date, while including the whole liability resulting from the future exercise of the call option under long-term liabilies.

The total cost of purchase, included in these financial statements, in the amount of € 35,683 thousands ($ 43,123 thousands), comprises of the present value of the liabilities, based on Group's estimation, in respect of the success fee payment and in respect of the exercise of the call option, as described above, in the amount of € 4,079 thousands ($ 4,929 thousands) and € 12,730 thousands ($ 15,384 thousands), respectively; and of purchase expenses in the total amount of € 463 thousands ($ 559 thousands).
The increase in the present value of the liability in respect of the period of time that elapsed is recognised as interest expenses.

The final cost of purchase depends upon setting the final price, after taking into account the average operating profit of Nesse during the years 2005 - 2007. The Group updates its projections every cut-off date. The cost of purchase was allocated to acquired tangible and intangible assets and to the acquired liabilities, based on their fair value at date of acquisition. The intangible assets recognized include: product formulas in the amount of € 5,433 thousands ($ 6,566 thousands), customer relations in the amount of € 2,283 thousands ($ 2,759 thousands) and goodwill in the amount of € 17,508 thousands ($ 21,158 thousands). Product formulas and customer relations are amortised on a straight-line basis over 20 years and 10 years, respectively. Goodwill is not amortised but subject to annual impairment test. In accordance with the said purchase agreement, the group updated the cost of acquisition; as a result, the amount of goodwill increased by € 1.9 million ($ 2.3 million).

During the reported period, a consolidated company operating in Germany, which holds 70% of the shares of Nesse, and other shareholders of Nesse signed a "consolidated tax filing" agreement, wereunder commencing January 1, 2007 the subsidiary and Nesse shall be assessed for tax purposes in Germany on a consolidated basis; this would enable the consolidated company to offset its carryforward tax losses as against profits generated by Nesse, should such profits be generated. In light of the said agreement, the consolidated company changed its assessments as to its ability to utilize its carryforward tax losses and included in its accounts, for the first time, a tax asset in respect of its carryforward tax losses. As a result of the above, the group's tax expenses for the reported period decreased by $ 1.5 million.

NOTE 5 – BUSINESS COMBINATIONS (continued):

Set forth below are Nesse's data included in the consolidated financial statements as of 31 December 2006:

	31 December 2006
	U.S. dollars in thousands
Balance sheet:	
Current assets:	
Cash and cash equivalents	2,587
Short-term investments*	3,228
Accounts receivable:	
Trade	4,802
Other	998
Inventories	4,358
Long-term loans	3,329
Deferred income tax assets	186
Fixed assets – net	5,663
Intangible assets (including goodwill)	35,028
Current liabilities:	
Bank credit and loans	(673)
Accounts payable:	
Trade	(1,778)
Other	(637)
Non-current liabilities:	
Retirement benefit obligations	(171)
Deferred income tax liabilities	(3,953)
Other liabilities**	(22,708)
	30,259

* Includes marketable securities, which the Company classifies at fair value through profit or loss.

** Includes the liability to purchase the remaining 30% under the put and call options at the amount of € 13.1 million ($ 17.2 million) and the liability for the success fee payment at the amount of € 4.2 million ($ 5.5 million). The liabilities are presented at present value; annual capitalization rate – 2.86%.

NOTE 5 – BUSINESS COMBINATIONS (continued):

The acquired operations contributed revenues of $ 36,752 thousands, and net income of $ 4,761 thousands to the Company for the period from 1 January 2006 to 31 December 2006.

Assets and liabilities of Nesse, at the date of acquisition:

	Fair value	Acquiree's Carrying Amount
	U.S. dollars in thousands	
Cash and cash equivalents	2,729	2,729
Short-term investments	2,997	2,997
Receivables:		
Trade	4,230	4,787
Other	2,245	2,245
Inventories	2,520	2,835
Deferred tax assets	413	63
Property, plant and equipment – net	5,706	5,706
Goodwill*	21,158	
Intangible assets	9,325	
Bank credit and loans	(742)	(742)
Accounts payable:		
Trade	(1,949)	(1,949)
Other	(3,420)	(3,414)
Retirement benefit obligations – pensions	(156)	(156)
Deferred tax liabilities	(4,009)	(278)
	41,047	14,823

* Goodwill arising from the purchase of Nesse is allocated to the products and to the geographical spread of the purchased business, which are complementary to those of the Group; the activity of the purchased business and the activity of the Group overlap only to a small extent so that the Group will utilise the synergy by using the skillful workforce of Nesse and Nesse's market spread for cross selling.

The amount of $ 21,014 thousands, presented in the cash flow statements, does not include the amount of liabilities in respect of the success fee payment and in respect of the future exercise of the call option, as above, and does not include accrued and not yet paid purchase expenses.

d. Acquisition of Acatris in 2006

On October 1, 2006, the Group acquired, 100% of the issued and paid share capital of the U.S. company Acatris Inc., of the Dutch company, Acatris Specialities Holdings B.V., and of the Belgian company, Acatris Belgium N.V. (hereafter together – Acatris).
Acatris has multinational operations centered in the Netherlands and Belgium and is a member of the Dutch Royal Schouten Group N.V. Acatris develops, manufactures and markets innovative and unique botanical ingredients; Acatris Health's LifeLine product range includes Linumlife, Fenulife, and Soylife, which are strong reputable product brands and enjoy both licenses and patents that effectively promote and protect the sales of these clinically-proven natural health ingredients. Actaris' extensive customers' base includes hundreds of leading companies in the food supplement, functional food, natraceuticals and cosmetics markets, largely in Western Europe and the U.S.A.

NOTE 5 – BUSINESS COMBINATIONS (continued):

At date of acquisition, the company paid a cash amount of € 10.5 million ($ 13.3 million) as consideration for the acquisition.

The cost of the acquisition is to be allocated to acquired tangible and intangible assets (including goodwill) and to liabilities based on their fair value at date of acquisition.

The intangible assets recognized include: product formulas in the amount of € 1,108 thousands ($ 1,405 thousands), customer relations in the amount of € 353 thousands ($ 448 thousands) and goodwill in the amount of € 5,087 thousands ($ 6,451 thousands). Product formulas and customer relations are amortised on a straight-line basis over 20 years and 10 years, respectively. Goodwill is not amortised but subject to annual impairment test.

Set forth below are Acatris' data included in the consolidated financial statements as of 31 December 2006:

	31 December 2006
	U.S. dollars in thousands
Balance sheet:	
Current assets:	
Cash and cash equivalents	1,088
Accounts receivable:	
Trade	2,875
Other	831
Inventories	3,746
Deferred income tax assets	90
Fixed assets – net	2,713
Current liabilities:	8,602
Accounts payable:	
Trade	(2,313)
Other	(1,245)
Non-current liabilities - deferred income taxes	(1,072)
	15,315

The acquired companies contributed revenues of $ 3,400 thousands, and net income of $ 188 thousands to the Company for the period from 1 October 2006 to 31 December 2006. Had the acquisition of Acatris occurred on 1 January 2006, Group's renewal for 2006 would have been $ 300,530.

NOTE 5 – BUSINESS COMBINATIONS (continued):

Assets and liabilities of Acatris. at the date of acquisition:

	Fair value	Acquiree's Carrying Amount
	U.S. dollars in thousands	
Cash and cash equivalents	46	46
Receivables:		
Trade	2,630	2,694
Other	461	461
Inventories	3,133	3,265
Deferred tax assets	67	
Property, plant and equipment – net	2,660	2,146
Goodwill	6,451	
Intangible assets	1,853	
Accounts payable:		
Trade	(1,499)	(1,499)
Other	(1,202)	(1,202)
Deferred tax liabilities	(1,025)	(211)
	13,575	5,700

The amount of $ 13,376 thousands, presented in the cash flow statements, does not include accrued and not yet paid purchase expenses.

NOTE 6 – SEGMENT INFORMATION:

a. **Business Segment Data:**

As at 31 December 2006, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
	U.S. dollars in thousands				
Income statement data:					
Sales and other operating income – net:					
Unaffiliated customers	187,030	93,468	6,749		287,247
Intersegment		4,896		(4,896)	
Total sales and other operating income	187,030	98,364	6,749	(4,896)	287,247
Segment results	30,078	7,056	200		37,334
Unallocated corporate expenses					(279)
Operating profit	29,848	7,286			37,055
Financial expenses					445
Taxes on income					6,908
Net income					29,702
Other data:					
Segment assets	130,726	49,595	2,021		182,342
Unallocated corporate assets					134,355
Consolidated total assets					316,697
Segment liabilities	56,436	7,768	868		65,072
Unallocated corporate liabilities					34,492
Consolidated total liabilities					99,564
Cost of purchase of long-term assets – CAPEX	1,937	3,794			
Depreciation and amortisation	3,147	1,264			

NOTE 6 – SEGMENT INFORMATION (continued):

a. **Business Segment Data** (continued):

As at 31 December 2005, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
			U.S. dollars in thousands		
Income statement data:					
Sales and other operating income – net:					
Unaffiliated customers	*150,437	*87,040	6,326		243,803
Intersegment		2,728		*(2,728)	
Total sales and other operating income	*150,437	*89,768	6,326	(2,728)	243,803
Segment results	*24,269	*9,460	238		33,967
Unallocated corporate expenses					(229)
Operating profit					33,738
Financial expense					(416)
Taxes on income					(6,475)
Net income					26,847
Other data:					
Segment assets	93,558	44,507	2,721		140,786
Unallocated corporate assets					93,080
Consolidated total assets					233,866
Segment liabilities	21,477	8,787	1,077		31,341
Unallocated corporate liabilities					24,717
Consolidated total liabilities					56,058
Cost of purchase of long-term assets – CAPEX	4,258	4,885			
Depreciation and amortisation	3,776	1,918			

* Reclassified.

NOTE 6 – SEGMENT INFORMATION (continued):

a. **Business Segment Data** (continued):

As at 31 December 2004, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
	U.S. dollars in thousands				
Income statement data:					
Sales and other operating income – net					
Unaffiliated customers	110,908	79,120	6,752		196,780
Intersegment		2,612		(2,612)	
Total sales and other operating income	110,908	81,732	6,752	(2,612)	196,780
Segment results	15,352	6,512	256		22,120
Unallocated corporate expenses					(108)
Operating profit					22,012
Financial expense					(1,347)
Taxes on income					(4,909)
Net income					15,756
Other data:					
Segment assets	105,291	51,170	2,777		159,238
Unallocated corporate assets					54,502
Consolidated total assets					213,740
Segment liabilities	17,199	7,959	1,076		26,234
Unallocated corporate liabilities					108,853
Consolidated total liabilities					135,087
Cost of purchase of long-term assets – CAPEX	1,689	2,179			
Depreciation and amortisation	2,588	2,152			

NOTE 6 - SEGMENT INFORMATION (continued):

b. Information on Business and Geographical Segments:

1) Business Segments.

For management purposes, the Group is organised on a worldwide basis into two major operating activities: the Flavor Division and the Fine Ingredients Division. Another operating activity is the Trade and Marketing, which is incorporated as a separate company in Israel (each division is considered to be a business segment (Note 2d).

The Flavor Division is engaged in the development, manufacturing, marketing and sale of flavors, compounds and food systems. The Fine Ingredients Division is engaged in the development, manufacturing, marketing and sale of natural flavors extracts, natural functional food ingredients, natural pharma-nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals and natural gums.

The Trade and Marketing activity focuses in trade and marketing of raw materials produced by third parties to customers in Israel. The divisions are the basis on which the Company reports its primary segment information.

2) Geographical Segments.

The Group has operating production facilities in Europe, North America, Israel and Asia. In addition, the Group has 22 research and development laboratories and sells and markets its products principally through its 45 sales and marketing offices.

The trade and marketing operations of raw materials are carried out in Israel by a subsidiary of the Company, which imports products not produced by Frutarom Ltd.

3) Sales by Destination Based on Customer Location

Following are data regarding the distribution of the Company's consolidated sales by geographical market, based on customer locations:

	Year ended 31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Israel	33,112	30,983	27,269
North America	34,451	30,285	30,337
Europe	174,572	143,259	102,247
Asia and the Far East	25,402	24,784	24,408
Other countries	19,710	14,492	12,519
	287,247	243,803	196,780

NOTE 6 – SEGMENT INFORMATION (continued):

4) Assets and Additions to Property, Plant, Equipment, and Intangible Assets by Geographical Area

Following are data reflecting the carrying value of segment assets and additions to property, plant, equipment, and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets			Additions to property, plant equipment, and intangible assets		
	31 December			Year ended 31 December		
	2006	2005	2004	2006	2005	2004
	U.S. dollars in thousands					
Israel	82,157	88,068	64,492	2,412	**2,520	2,161
North America	16,620	16,382	16,611	3,720	**2,986	421
Europe	216,063	126,013	129,979	*7,693	7,721	***37,577
Other countries	1,857	3,403	2,658	51	253	113
	316,697	233,866	213,740	13,876	13,480	40,272

* Including Nesse and Acatris, see note 5c and 5d.

** Including assets acquired from other segments.

*** Including IFF segment (Note 5b).

5) Segment Assets and Liabilities.

Segment assets include all operating assets used by a segment and consist principally of receivables, inventories, property, plant and equipment and intangible assets, net of impairments and provisions. While most such assets can be directly attributed to individual segments, the carrying value of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and consist principally of trade payables, wages, and taxes currently payable and accrued liabilities (including severance pay).

6) Inter-Segment Transfers.

Segment revenue, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at normal terms and conditions charged to unaffiliated customers for similar goods. Such transfers are eliminated in consolidation.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT:

a. Composition of Assets, Grouped by Major Classifications, and Changes Therein is as Follows:

2006:

	Cost					Accumulated depreciation					Depreciated balance
	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	31 December 2006
	U.S. dollars in thousands					U.S. dollars in thousands					
Land and buildings	48,607	2,494	(262)	3,285	54,124	4,739	1,200	(69)	207	6,077	48,047
Machinery and equipment	61,324	6,598	(485)	11,943	79,380	25,806	6,347	(309)	1,150	32,994	46,386
Vehicles and forklifts	2,452	602	(35)	64	3,083	979	143	(10)	15	1,127	1,956
Furniture and office equipment (including computers)	9,664	45	(72)	501	10,138	6,195	698	(63)	277	7,107	3,031
Leasehold improvements	3,108	317	-,-	209	3,634	1,328	-,-	-,-	71	1,399	2,235
	125,155	10,056	(854)	16,002	150,359	39,047	8,388	(451)	1,720	48,704	101,655

* Arising from differences from acquisition of subsidiaries and from translation of foreign currency financial statements of subsidiaries.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT (continued):

a. Composition of Assets, Grouped by Major Classifications, and Changes Therein is as Follows:

2005:

	Cost					Accumulated depreciation					Depreciated balance
	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	31 December 2005
	U.S. dollars in thousands					U.S. dollars in thousands					
Land and buildings	57,021	1,234	4,279	(5,369)	48,607	3,384	1,324		31	4,739	43,868
Machinery and equipment	58,784	6,248	151	(3,557)	61,324	21,734	4,886	113	(701)	25,806	35,518
Vehicles and forklifts	2,285	468	235	(66)	2,452	859	302	174	(8)	979	1,473
Furniture and office equipment (including computers)	8,274	2,082	153	(539)	9,664	5,659	890	108	(246)	6,195	3,469
Leasehold improvements	3,204	68		(164)	3,108	1,249	133		(54)	1,328	1,780
	129,568	10,100	4,818	(9,695)	125,155	32,885	7,535	395	(978)	39,047	86,108

* Arising from differences from translation of foreign currency financial statements of subsidiaries

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT (continued):

a. Composition of Assets, Grouped by Major Classifications, and Changes Therein is as Follows:

2004:

	Cost						Accumulated depreciation					Depreciated balance
	Balance at beginning of year	Additions during the year	Retirements during the year	Acquisition of the FS from IFF (see Note 5b)	Other*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	31 December 2004
	U.S. dollars in thousands						U.S. dollars in thousands					
Land and buildings	36,680	1,080		15,545	3,716	57,021	2,574	784		26	3,384	53,637
Machinery and equipment	40,742	3,296	(270)	12,583	2,433	58,784	16,781	4,524	(126)	555	21,734	37,050
Vehicles and forklifts	1,828	778	(454)	98	35	2,285	928	210	(281)	2	859	1,426
Furniture and office equipment (including computers)	6,341	747	(39)	935	290	8,274	4,618	942	(34)	133	5,659	2,615
Leasehold improvements	3,037	59			108	3,204	1,069	151		29	1,249	1,955
	88,628	5,960	(763)	29,161	6,582	129,568	25,970	6,611	(441)	745	32,885	96,683

* Arising from differences from translation of foreign currency financial statements of subsidiaries and from adjustment to purchase price of Flachsmann (Note 5a).

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT (continued):

b. **Rights in Land:**

1) The land on which the plants of an Israeli subsidiary, a U.S. subsidiary, a Swiss subsidiary, a German subsidiary, a U.K. subsidiary and a Belgian subsidiary are located is under the ownership of the Group.
2) Through 31 December 2006, the Group paid an amount of $ 1,289 thousands in respect of development of the land located in the industrial zone in the north of Israel. As to capitalized lease fees paid in respect of the land (Note 17a2).

c. The Group plans to expand its Haifa bay plant through a total investment of approximately $ 2.5 million, as part of a plan approved by the Israeli Investment Centre, in accordance with the Law for Encouragement of Capital Investments, 1959 (Note 13c).
The Company has another plan for expansion of its plant, at a total investment of $ 2.5 million, under the amendment to the Law for the Encouragement of Capital Investments, as published in April 2005 (Note 13c). Through 31 December 2006, the Group completed its investments under the said expansion plans.

d. A subsidiary has a plan for the erection of a new plant in the industrial zone in the north of Israel, at a total investment of up to $ 18 million. The Investment Centre has approved this plan as part of the expansion of existing Company plants, in accordance with the Law for Encouragement of Capital Investments, 1959 (Note 13c). Implementation of investment is to be partly financed by investment grants of up to $ 4 million.

e. In 2001, the Group decided to change its original plan of use and postpone the date of operating of certain assets, in the amount of approximately $ 1,662 thousands, which have been acquired in 2000; accordingly, the Group reassessed the recoverability of the assets and recognised impairment losses in the amount of $ 448 thousands, $92 thousands and $ 97 thousands in 2001, 2002 and 2004, respectively, in respect of the said assets, computed on the basis of net selling price of the assets, which was determined by reference to an active market. Running in the said assets and installation thereof commenced in 2006. The assets were first activated in at the beginning of 2007.

f. As to pledges on assets –Note 14.

NOTE 8 – INTANGIBLE ASSETS :

	Original amount			Amortised balance		
	31 December			31 December		
	2006	2005	2004	2006	2005	2004
	U.S. dollars in thousands					
Product formulas	19,299	9,800	10,415	15,601	7,210	8,210
Goodwill	35,544	3,091	5,719	34,141	1,786	4,332
Negative goodwill			(11,105)			(9,516)
Customer relations	5,394	1,884	2,184	4,603	1,618	2,096
Trademarks	279	245	274	202	190	226
ERP system	5,844	1,797		5,625	1,797	
	66,360	16,817	7,487	60,172	12,601	5,348

NOTE 8 – INTANGIBLE ASSETS (continued):

	ERP system	Product formulas	*Goodwill	Negative goodwill	Customer relations	Trademarks	Total
	U.S. dollars in thousands						
Opening net book amount		7,156	1,955	(9,465)		223	(131)
Adjustment to purchase price of Flachsmann (Note 5a)				(243)			(243)
Changes in year ended 31 December 2004:							
Acquisition of the FS business from IFF (Note 5b)		1,152	2,214		1,984		5,350
Exchange differences		481	371	(777)	195	16	286
Amortisation charge (Note 2f)		(579)	(208)	969	(83)	(13)	86
Closing net book amount	-,-	8,210	4,332	(9,516)	2,096	226	5,348
De-recognition of the balance of recognised negative goodwill (Note 2f)				9,516			9,516
Changes in year ended 31 December 2005:							
Adjustment to purchase price of IFF's FS business (Note 5b)			(2,271)				(2,271)
Additions	1,901	229	103				2,233
Exchange differences	(104)	(689)	(378)		(278)	(23)	(1,472)
Amortisation charge (Note 2f)		(540)			(200)	(13)	(753)
Closing net book amount	1,797	7,210	1,786	-,-	1,618	190	12,601
Changes in year ended 31 December 2006:							
Additions	3,820						3,820
Adjustments arising from acquisition of subsidiaries		7,971	27,609		3,207		38,787
Changes in amount of excess of cost of acquisition (Note 5c)			2,267				2,267
Impairment					(126)		(126)
Exchange differences	223	1,296	2,479		387	25	4,410
Amortisation charge (Note 2f)	(215)	(876)			(483)	(13)	(1,587)
Closing net book amount	5,625	15,601	34,141	-,-	4,603	202	60,172

* Goodwill as of December 31, 2006is allocated to the Flavor segment in the U.K. and in Germany and to the Fine Ingredients segment in Belgium.

NOTE 9 – LONG-TERM LOANS AND CREDIT FROM BANKS:

a. The long-term loans and credit may be classified by currency of repayment, linkage terms and interest rates, as follows:

	31 December	
	2005	2004
	U.S. dollars in thousands	
Revolving credit facilities(1):		
U.S. dollar		14,181
Swiss Francs(2)	289	13,500
Loans:		
U.S. dollar		2,067
Pound sterling		5,688
	289	35,436
Less – current maturities	(289)	5,605
	-,-	29,831

(1) Including agreements with banks whereunder the banks will extend Israeli, U.S., U.K., and Swiss subsidiaries revolving credit facilities. As of 31 December 2006, the unutilized credit balances of Israeli subsidiaries, $ 3.2 millions.

(2) The balance was repaid in January 2006.

b. During 2005, the Group used the consideration it received in respect of the issuance of shares (Note 12b), to repay all the long-term bank loans and credit from banks.

NOTE 10 – RETIREMENT BENEFIT OBLIGATIONS:

a. Labour laws and agreements in Israel and abroad require the subsidiaries of the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The Israeli companies' liability is covered mainly by regular contributions in defined contribution plans. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the companies.

b. Under the agreement with its employees, the U.S. subsidiary financed a defined benefit plan. As part of the collective agreement signed between the Company's subsidiary and the industrial labour union on 13 October, 2000, the U.S. subsidiary suspended the said plan and joined, as from that date, a comprehensive pension plan of the labour union, which is a defined contribution plan.

The U.S. subsidiary will continue financing its existing liabilities under the suspended pension plan. The amount of liability for employee rights upon retirement and amounts funded, as presented in the consolidated accounts, reflect the U.S. subsidiary's liability in respect of the suspended plan.

c. The Swiss and German subsidiaries have a liability for payment of pension to employees in Switzerland and Germany under a defined benefit plan. The said liabilities have

NOTE 10 - RETIREMENT BENEFIT OBLIGATIONS (continued):

been transferred to these subsidiaries as part of the Flachsmann, FS and Nesse acquisitions in 2003, 2004 and 2006, respectively (Note 5). The Swiss and German subsidiaries make deposits with pension plans in respect of these liabilities. The amount of the liability for pension (net) included in the balance sheet reflects the difference between the two following components, computed as follows:

1) The liability for pension payment is computed on the basis of the balance of the liability at date of acquisition of Flachsmann, the FS and Nesse, with the addition of service expenses and interest expenses (computed in accordance with rate of capitalisation as of balance sheet date) and net of the amounts paid in the period in respect of pension.

2) The assets of the pension fund are computed based on the balance of the assets at date of acquisition of Flachsmann, the FS and Nesse, with the addition of the expected yield on the fund's assets and the deposits made with the pension fund in the period, net of the amounts paid in the period in respect of pension.

As part of a restructuring plan in a German subsidiary, it was agreed with employees' work council to terminate the define benefit plan and to commence making deposits with a defined contribution plan for some of the employees. As a result of the said transition, the retirement benefit obligations of was decreased by € 900 thousands ($ 1.1 million), after the tax effect of € 540 thousands ($ 680 thousands). The said amount was carried to income as a reduction of payroll costs. The company has concurrently carried to income payroll costs related to this plan, in the total amount of € 379 thousands ($ 479 thousands), after the tax effect of € 222 thousands ($ 287 thousands).

d. The following amounts related to employee remuneration and benefits are included in determining operating profit:

	2006	2005	2004
	U.S. dollars in thousands		
Wages and salaries	51,928	46,632	36,182
Social security costs	8,140	5,285	5,300
Post-employment benefits: defined benefit plans	(275)	1,192	1,560
Post-employment benefits: defined contribution plans	1,023	1,551	517
Termination benefit expenses	520	168	173
Compensation under stock option plans and other employee benefits	1,538	2,749	4,086
Total employees' benefits	62,874	57,577	47,818

At year-end, the Group employed 1,154 people (1,016 and 977 people, respectively, in 2005 and 2004).

NOTE 10 - RETIREMENT BENEFIT OBLIGATIONS (continued):

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

	2006	2005	2004
	U.S. dollars in thousands		
Current service cost	1,637	1,736	1,492
Interest cost	1,502	1,709	1,041
Actual return on plan assets – U.S. and German subsidiaries	(291)	(171)	(185)
Expected return on plan assets – Swiss and German subsidiaries	(1,253)	(1,253)	(774)
Employees' contributions	(893)	(856)	(280)
Net actuarial losses (gains) recognised	(977)	27	266
Total included in employees' remuneration	(275)	1,192	1,560

Changes during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

	2006	2005	2004
	U.S. dollars in thousands		
At 1 January	7,775	8,502	1,232
Increase as a result of acquisition for the first time of a subsidiary	155		5,899
Total expenses (revenues) included in employees' remuneration	(275)	1,192	1,560
Contributions paid	(932)	(899)	(900)
Currency translation effects and others	776	(1,020)	711
At 31 December	7,499	7,775	8,502

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Actuarial present value of funded obligations due to former employees and present employees	47,997	39,712	45,062
Plan assets held in trusts at fair value	(39,541)	(33,071)	(36,733)
Plan assets under actuarial present value of funded obligations	8,456	6,641	8,329
Unrecognised actuarial losses (gains)	(957)	1,134	173
Recognised liability for funded obligations due to past and present employees	7,499	7,775	8,502

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

NOTE 10 - RETIREMENT BENEFIT OBLIGATIONS (continued):

The Group operates defined benefit schemes in several countries for which the actuarial assumptions vary based on local economic and social conditions. The assumptions used in the actuarial valuations of the defined benefit plans, were as follows:

	U.S.A.			Germany			Switzerland		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Discount rates	5.75%	5.75%	5.75%	4.50%	4.00%	4.75%	2.90%	3.00%	3.75%
Projected rates of remuneration growth				1.80%	2.00%	3.00%	1.00%	0.80%	2.00%
Expected rates of return on plan assets	7.25%	6.75%	6.75%	5.00%	5.00%	3.00%	3.40%	3.40%	4.00%

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES:

a. Commitments:

1) Lease Commitments:

Some of the premises, warehouses and a site in the U.K. occupied by the Group are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2006 and 2013.
Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on 31 December 2006, are as follows:

	$ in thousands
Year ending 31 December:	
2007	1,999
2008	546
2009	415
2010	415
2011	415
2012-2013	1,549
	5,339

Rental payments for the premises in Israel and in the U.K. are payable in U.S. dollars and in the U.K. in Pounds Sterling, respectively.

Rental expenses totaled $ 2,009 thousands, $ 1,877 thousands and $ 1,426 thousands, in the years ended 31 December 2006, 2005, and 2004, respectively. The rental expenses for 2006 include $ 1,549 thousands in respect of premises for which the rental agreements are renewed every year.

2) Royalty Commitments:

(a) The Group and several third parties entered into agreements whereunder the Group acquired licenses for use of knowhow for the purpose of developing products. The Group will pay the third parties royalties at a range of rates of the sale of products developed, or a fixed amount in respect of each product sold.

(b) Frutarom Ltd. is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

the Government participates by way of grants. Under the terms of Company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Frutarom Ltd. (dollar linked); as from 1 January, 1999 – with the addition of an annual interest rate based on Libor.

The maximum royalty amount payable by Frutarom Ltd. at 31 December 2006 is $ 489 thousands.

In 2006, Frutarom Ltd. was of the opinion that it would not be required to refund Chief Scientist grants in the total amount of $ 187 thousands, therefore it carried this amount to income.

b. Contingent Liabilities:

1) Reimbursement of expenses arising from raise of capital
As part of a capital raise made by the Company in the London Stock Exchange (see note 12b), the Company and the Bank of New York (hereafter – the bank) signed, in February 2005, an agreement, whereunder the bank would allocate the GDRs issued in the LSE as part of the above capital raise, and would serve as the trustee for those GDRs.
In consideration, the bank agreed to undertake the expenses arising from the said raise of capital ($ 810 thousands); under this agreement, the bank also undertook to bear further expenses of up to $ 270 thousands, relating to quoting the GDRs in future years.
Under the said agreement, the Company might be required to reimburse the expenses paid by the bank (with the addition of $ 500 thousands) if one of the suspending conditions of the agreement, which pertain to cease of quoting the GDRs, the reduction of such quoting, or a change in ownership, is met. Under the agreement, such reimbursement of expenses might be required for a seven-year period, commencing the date of capital raise. Since not all the suspending conditions specified in the agreement are under the control of the Group, and in light of the uncertainties concerning this matter, the Company recognized in its accounts a liability to the bank in an amount that is equal to the total amount paid by the bank in respect of capital raise expenses (Note 20).
Should the Company not be required to reimburse the expenses as above, the said amount would be credited to Company's shareholders' equity.

2) Legal Procedures against the Company and Subsidiaries
(a) In September 2001, Pikanti Meat Industries (1982) Ltd. and Hevrat Nitsolat Hacartel Ltd. (the "Plaintiffs"), lodged a claim for damages against Osem Food Industries Ltd. of the Nestle group and 16 other leading companies in the Israeli food industry (including Frutarom Trade and Marketing (1990)). The Plaintiffs claim that the defendants have created a cartel to destroy the activity of the Plaintiffs; they also claim that at a certain date the defendants ceased to supply them goods. In the opinion of Group's management, based on the opinion of its legal advisors, the claim has no factual basis. Total amount claimed was $ 108 million; the amounts claimed from each defendant was not specified. Since the plaintiffs did not pay the court fees, in 2003, the claim was cancelled.
In January 2004, the Plaintiffs lodged a new claim with a similar cause of action against Frutarom Trade and Marketing (1990) and 28 other companies.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The amount claimed was $ 217 million. The Plaintiffs attached to the claim an application for remission from payment of court fees. This application was rejected by the Court and so was the plaintiff's appeal against the Court's rejection of the said application; further to the rejection of the application and nonpayment of the court fees the claim was abated. The plaintiffs have appealed against the abatement of the claim. The Group's management believes, based on its legal counsel's opinion, that even in the case that the said appeal would be allowed, that the claim is a vexatious and frivolous claim, has no factual basis, the facts included therein concerning Frutarom are in themselves erroneous, and that the chances that the application will be allowed and that the claimants will prevail in the claim are remote.

(b) A number of claims and third party notices have been filed against the Group. The claims are for bodily injury and economic damages, which the plaintiffs allege resulted from the pollution of the Kishon River, for which – according to the plaintiffs – the Group was among those responsible. Group's management believes, based on the opinion of its legal counsel, that the chances that the plaintiffs will prevail in the claims are remote. Group also believes that even if it will be found liable due to the circumstances of the said claim, the potential damage that might arise to the Group is immaterial, due to the large number of defendants, the very small quantity of effluents discharged by the Group during the relevant years (about 0.01% of total effluents discharged by the other defendants); due to the fact that effluents discharged by the Group cannot cause the damages allegedly caused and due to the period during which effluents were discharged by the Group compared with the other defendants. Commencing in 2000, the Group discontinued discharge of all effluents to the Kishon River.
Set forth below are the claims filed against the Group concerning the pollution of the Kishon River:

(1) As part of a claim, the amount of which was not specified, and which was filed by a former serviceman in the Israeli navy and other plaintiffs against Haifa Chemicals Ltd. ("HCL") for alleged bodily injury caused to the plaintiffs while diving in the Kishon River in the course of their military service, HCL sent the Group and other parties third party notices; in these notices, HCL demands that if the Court will find it liable for the damages caused to the plaintiffs, the third parties will bear part of the compensation to be paid to the plaintiffs, since those third parties were among those responsible for the pollution.

(2) As part of a claim, the amount of which was not specified, and which was filed by fishermen who developed cancer and by their relatives against HCL and other parties, for alleged bodily injury, allegedly caused as a result of the pollution of the Kishon River by the defendants, the defendants sent the Group and other parties third party notices; in these notices, the defendants demand that if the Court will find them liable for the damages caused to the plaintiffs, the Group and the other parties will bear part of the compensation to be paid to the fishermen and/or indemnify the defendants for payment of such compensation. The number of plaintiffs participating in this claim increases from time to time, since other fishermen, who developed cancer continue to join the claim.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES:

(3) A class action was filed against the HCL and other entities, under Section 10 to the Law for the Abatement of Environmental Nuisances (Civil Claims), 1992. According to the claim, the defendants have been polluting the Kishon River, in such a manner as to interfere with the activities of the plaintiffs, and that the pollution causes the destruction of natural resources and poses a real danger to public health. The claimants request the Court to order the cessation of the discharge of effluents into the Kishon River and the restoration of the river to its state prior to the discharge of the effluents. Some of the defendants sent the Group and other parties third party notices; in those notices the defendants claim that if they will be required to bear the expenses incidental to restoration of the Kishon River to its state prior to the discharge of effluents as above, the Group and the other parties will be required to indemnify them in respect of those expenses.

(4) On 15 January 2004, Israel Shipyards Ltd. lodged a claim in the amount of $ 4.8 million against the Group and 11 other entities for economic damages allegedly caused as a result of the discharge of effluents to the Kishon River.

(c) In addition to the aforementioned, subsidiaries of the Group are a party to legal procedures in the ordinary course of business; in the opinion of Group's management the said legal procedures do not materially affect the Group's financial position. Some of the claims are covered by insurance policies and in respect of the other claims, the Group has fully provided in its accounts.

NOTE 12 – SHAREHOLDERS' EQUITY:

a. Share Capital:

1) Composed of ordinary shares of NIS 1 par value, as follows:

	Number of shares in thousands and the amount thereof, denominated in NIS		
	31 December		
	2006	2005	2004
Authorized	100,000	100,000	60,000
Issued and paid	57,676	57,676	46,276

Company registered shares are quoted on the TASE at NIS 36.69 ($ 8.68) per share as of 31 December 2006. The GDRs representing the Company's shares are quoted on the LSE.

2) Ordinary Company shares of NIS 1 par value, held by its subsidiary and included in the issued and paid share capital constitute 1.33% (765,693 shares) and 1.42% (819,339 shares) of the balance of ordinary issued and paid shares of this type as of 31 December 2006 and 2005, respectively.

NOTE 12 – SHAREHOLDERS' EQUITY (continued):

b. Capital Raise

On 22 February 2005, the Company completed a public offering in the London Stock Exchange, in which it raised capital in the total amount of $ 76 million (net of issuance costs at the amount of $ 5 million) as against the allocation of 10,600,000 ordinary Company shares and of listing of Global Depositary Receipts (hereafter – GDRs) in the official list of the UK Listing Authority; each GDR represents one Company share; the price per share was $ 7.63.

The allocation of shares and GDRs has taken place in two stages: in the first stage, on 8 February 2005, 10,000,000 Company shares were issued and GDRs were listed as above. In the second stage, on 22 February 2005, the underwriters fully exercised an option they were granted in the first stage, for the sale of additional 600,000 shares, at the price mentioned above.

Commensurate with the said allocation, ICC Handles AG of the ICC group – the Company's controlling shareholder – sold 2,600,000 existing Company shares at the price mentioned above. The Company did not receive any consideration in respect of the shares sold by ICC Handles AG.

c. Employee Share Option Plan for Senior Employees of Subsidiaries:

1) In 1996, the Company's Board of Directors approved an employee stock purchase plan (the "1996 Plan"), whereunder a subsidiary purchases Company shares in the TASE, for the purpose of granting the shares to senior employees of the Company.

The rights to purchase the shares are granted to the employees twice a year. The senior employees have the right to exercise the shares they were granted at the end of the vesting period. The vesting period of the shares granted under this plan is spread over three equal, annual batches: one year, two years and three years from date of grant.
In any case, an employee's right, as above, expires six years from the date such right was granted.

The exercise price is determined in accordance with the batch in which the shares were purchased. The exercise price for each batch constitutes 33.3% of the average price paid by the subsidiary upon purchase of Company shares.

This plan is intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Those terms stipulate, inter alia, that the company is entitled to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans.

In 2003, in light of the changes in the provisions of the Income Tax Ordinance relating to grant of shares and options to employees, the company's Board of Directors approved an employee stock option plan (hereafter – the 2003 plan), which replaces the 1996 plan.

NOTE 12 – SHAREHOLDERS' EQUITY (continued):

The terms of the shares granted under the 2003 during the years 2003-2006 are identical to the terms of the shares granted under the 1996 plan.
This plan is intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

In accordance with the track chosen by the company and pursuant to the terms thereof, the company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company's accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

2) Set forth below are data regarding the rights for shares under the 1996 Plan and the 2003 Plan, which have not yet been exercised by Company employees, as of 31 December 2006:

Year of grant	Number of shares in respect of which the vesting period ended	Number of shares in respect of which the Vesting period has not yet ended	Exercise price $
2001	16,295		0.29.0.31
2002	69,731		0.40-0.41
2003	58,802		0.81-1.40
2004	91,630	56,441	1.58-1.91
2005	56,264	117,748	2.65-2.70
2006		169,206	2.44-2.64
	292,722	343,395	

As of 31 December 2006, the remaining amount of compensation, computed as the excess or the fair value of the said ordinary shares granted to employees over the exercise price at the date of grant not yet recorded as expenses in the income statements, is approximately $ 1,025 thousands. The said remaining compensation will be charged to income using the accelerated method over the remaining vesting period.

As to shares granted to a manager in the Company - Note 24a2).

The changes in the number of rights for shares outstanding and their related weighted average exercise prices are as follows:

	2006		2005		2004	
	Average exercise price in U.S. $ per share	Rights for shares	Average exercise price in U.S. $ per share	Rights for shares	Average exercise price in U.S. $ per share	Rights for shares
At 1 January	1.33	695,172	0.87	763,961	0.51	909,699
Granted	2.40	169,206	2.46	191,613	1.69	203,669
Forfeited	2.24	(20,290)	0.74	(67,019)	0.46	(32,621)
Exercised	0.72	(207,971)	0.51	(193,383)	0.32	(316,786)
At 31 December	1.97	636,117	1.33	695,172	0.87	763,961

NOTE 12 – SHAREHOLDERS' EQUITY (continued):

The following table summarises information about share rights outstanding at 31 December 2006:

Share rights outstanding			Share rights exercisable		
Range of exercise prices	Number outstanding at 31 December 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 31 December 2006	Weighted average remaining contractual life
$		Years	$		Years
0.29	918	0.25	0.29	918	0.25
0.31	15,377	0.75	0.31	15,377	0.75
0.40	16,114	1.25	0.40	16,114	1.25
0.41	53,617	1.75	0.41	53,617	1.75
0.81	29,682	2.25	0.81	29,682	2.25
1.40	29,120	2.75	1.40	29,120	2.75
1.58	80,755	3.25	1.58	50,041	3.25
1.91	67,316	3.75	1.91	41,589	3.75
2.65	81,578	4.25	2.65	26,100	4.25
2.70	92,434	4.75	2.70	30,164	4.75
2.64	99,841	5.25			
2.44	69,365	5.75			
	636,117			292,722	

3) On 21 December 2003, the Company's Board of Directors resolved to issue up to 1,200 thousands ordinary shares of NIS 1 par value, to be registered for trade in TASE and to be allotted to senior executive employees.

On 18 January 2004, the Company designated 900 thousands shares to senior employees, as part of the said resolution. The market value of Company's shares at date of designation was NIS 19.64 ($ 4.46).

The allotted shares are to be held by a trustee. As from the date of allotment, the shares vest in equal batches, as follows: half a year (1 July 2004), one year (1 January 2005), two years (1 January 2006) and three years (1 January 2007).

In consideration of the shares, the employees paid NIS 5 ($ 1.14) per share, using a non-recourse loan they received for that purpose from the Company. In case that an employee as above will not complete the vesting period, the Company will repurchase from that employee the shares as against the offset of the employee's debt to the Company. The loans to the employees are in NIS and they are unlinked and bear no interest. The loans are repayable upon sale of the share, or within 60 days from termination of the employee's employment, whichever is earlier, but not later than 1 January 2010.
Through 31 December 2006, the employees repaid a total of $ 398 thousands out of the loans they were granted (2005 - $ 222 thousands, 2004 - $ 111 thousands).

NOTE 12 – SHAREHOLDERS' EQUITY (continued):

In June 2005, a senior employee resigned his office in the Company. The Company repurchased from the employee 125,000 shares, the vesting period of which has not yet been completed, as against the employee's debt to the Company.

The shares will be released to the senior employees upon payment of the said loans (an amount of NIS 5 per each share released), but not before the end of the vesting period.

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 3,024 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years (as the employees are also entitled to dividend), standard deviation of expected share price returns of 33% - 39%, annual risk-free interest at a rate of 1.24%, 1.24%, 1.76% and 2.27% (in accordance with the option's expected life) and an expected average option life until exercise: six months for the first batch, one year for the second batch, two years for the third batch and three years for the fourth batch.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share price over the last six months, one year, two years and three years (in accordance with the vesting periods of the batches).

As to shares granted to manager in the Company – Note 24a2).

d. Allotment of Options to Senior Employees

1) On 17 May 2004, the Company's Board of Directors approved, as part of the 2003 Plan (Note 12c) and as part of the Board of Directors' resolution to issue 1.2 million ordinary shares, the allotment of 150,000 non-marketable options (the "Options") to a senior employee of the Company; each option is exercisable into one ordinary share of NIS 1 par value.

The said options are to be held by a trustee and they will be granted to the employee in equal batches at the end of the vesting period. The vesting periods are as follows: the first batch vests on 9 October 2004; the second on 9 October 2005; the third on 9 October 2006 and the fourth on 9 October 2007. In any case, the employee's right to exercise the options expires six years from date of grant (on 17 May 2010). The exercise price was set to NIS 10.87 ($ 2.36). The market value of the Company's shares at date of allotment was NIS 20.94 ($ 4.55). On 16 June 2004, the Tel-Aviv Stock Exchange approved the registration of 150,000 Company shares of NIS 1 par value, which will arise from exercise of the said options.

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 346 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years; standard deviation of expected share price returns of 33.3%, - 39.5%, annual risk-free interest at a rate of 1.74%, 1.74%, 2.82% and 3.1% (in accordance with the option's expected life) and an expected average option life until exercise: five months for the first batch, seventeen months for the second batch, twenty nine months for the third batch and fourty one months for the fourth batch.

NOTE 12 – SHAREHOLDERS' EQUITY (continued):

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share price over the last five months, seventeen months, twenty nine months and forty one months (in accordance with the vesting periods of the batches).

2) On 2 January 2006, the Company's Board of Directors approved, as part of the 2003 Plan (Note 12c) the allotment of 725,000 non-marketable options (the "Options") to four senior employees of the Company; each option is exercisable into one ordinary share of NIS 1 par value.

The said options are to be held by a trustee and they will be granted to the employees in equal batches at the end of the vesting period. The vesting periods are as follows: for three senior employees – 3 equal batches – two years, three years and four years form date of grant. For 1 senior employee – 4 equal batches – one year, two years, three years and four years from date of grant.
In any case, the employees' right to exercise the options expires six years after the date of grant. The exercise price was set to NIS 31.07 ($ 6.75). The market value of the Company's shares at date of allotment was NIS 34.52 ($ 7.50).

On 31 January 2006, the Tel-Aviv Stock Exchange approved the registration of 600,000 Company shares of NIS 1 par value, which will arise from exercise of the said options. 125,000 stocks out of the said amount are existing stocks held by Frutarom Ltd.

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 1,620 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years; standard deviation of expected share price returns of 29%-31%, annual risk-free interest at a rate of 4.45%-4.35% and an expected average option life until exercise of one year, two years, three years and four years.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share price over the last twelve months, twenty four months and thirty six and fourty eight months (in accordance with the vesting periods of the batches).

As to the fair value of options granted to a manager – Note 24a2).

e. Dividend and Retained Earnings

The amounts of the dividend paid presented in the statement of changes in shareholders' equity are net the share of a subsidiary holding Company shares (Note 2L). The subsidiary's share in the dividend is $ 26 thousands, $ 23 thousands and $ 19 thousands in 2006, 2005 and 2004, respectively.
In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of the Company's shares acquired by a subsidiary (that are presented as a separate item on the statement of changes in shareholders' equity) have to be deducted from the amount of retained earnings presented among Company's shareholders' equity.

NOTE 13-TAXES ON INCOME:

a. Corporate taxation in Israel

1) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and the Israeli subsidiaries are taxed under this law.

2) Tax rates

The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see b. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%,
2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Group and adjusted - in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

Capital gains (other than the real capital gain on the sale of marketable securities - which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the capital gain derived through the aforementioned date.

b. Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 41%.
Company incorporated in Germany– tax rate of 40%.
Company incorporated in Belgium – tax rate of 34%
Company incorporated in the UK – tax rate of 30%.
Company incorporated in the Switzerland – tax rate of 22%.

NOTE 13 -TAXES ON INCOME (continued):

c. **Encouragement Laws in Israel**

1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the Law)

Under the law, including Amendment No. 60 to the law that was published in April 2005, by virtue of the "approved enterprise" or "benefited enterprise" status granted to certain enterprises of the Company, and by virtue of the "Foreign Investors' Company" status it was granted, Frutarom Ltd. is entitled to various tax benefits.

The main tax benefits available to Frutarom Ltd. are:

(a) Reduced tax rates

During the 10-year period of benefits, commencing in the first year in which Frutarom Ltd. earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

(1) Corporate tax at the rate of 20% on income from certain approved or benefited enterprises owned by foreign investors' companies (this tax rate is determined based on the percentage of foreign shareholding as defined by the law, for each year).

(2) Tax exemption on income from certain approved or benefited enterprises in respect of which Frutarom Ltd. has elected the "alternative benefits" (involving waiver of investment grants); the length of the exemption period is two or four years, after which the income from these enterprises is taxable at a decreased rate (see 1a above) for an additional eight or six years, respectively.
In the event of distribution of cash dividends out of income, which was tax exempt as above, Frutarom Ltd. would have to pay the decreased tax rate (see 1a above) in respect of the amount distributed, (Note 2L4)).
The proportion of the taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the "approved enterprise" or the "benefited enterprise" and the whole turnover of Frutarom Ltd. The turnover applicable to the "approved enterprise" is calculated, as a general rule, by taking the increase resulting from the comparison of the turnover with its "base" turnover, which is prescribed as being the turnover during the last year before the activation of the "approved enterprise", or such other basis as is stipulated in the instrument of approval.
In 2003, Frutarom Ltd. addressed the Investment Centre, requesting to recognise Frutarom Ltd. as an R&D intensive and labour-intensive company, which is characterised by a rapid technological turnover. In September 2005 the Investment Centre notified Frutarom Ltd. that two of its approved enterprises are recognised as approved enterprises that are characterised by a rapid technological turnover, for which Frutarom Ltd. is entitled to tax benefits by virtue of the Investment Centre's base turnover procedure (an erosion of base turnover at a rate of 10% commencing in

NOTE 13 –TAXES ON INCOME (continued):

the first year of operation). Pursuant to the Investment Centre's notification, Frutarom Ltd. included in its books a tax benefit in the amount of $ 1.7 million in respect of prior years. At the beginning of 2006, the Investment Centre informed the company that it recognises another approved enterprise of Frutarom Ltd. as an approved enterprise characterised by a rapid technology turnover; the tax benefits to which the company would be entitled to receive in respect of this approved enterprise are similar to the tax benefits it receives in respect of the other two enterprises. Accordingly, Frutarom Ltd. recorded in 2006 a tax benefit receivable in respect of previous years in the total amount of $ 1 million. Frutarom Ltd.'s request to recognise an additional approved enterprises as an approved enterprise characterised by a rapid technology turnover has not yet been granted.
The period of benefits in respect of those of the abovementioned enterprises, which were activated, expires in the years 2006 through 2011.

2) Accelerated depreciation

Frutarom Ltd. is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

3) Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and Frutarom Ltd. may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.
Group's management believes that as of 31 December 2006, Frutarom Ltd. fulfills all the requirements.

d. The Law For The Encouragement of Industry (Taxation), 1969:

Frutarom Ltd. is an "industrial company" as defined by this law. As such, Frutarom Ltd. is entitled to claim amortisation over 8 years of acquired product formulas, as well as depreciation at increased rates for equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law, and have done so.

NOTE 13 – TAXES ON INCOME (continued):

e. Deferred Taxes:

1) The composition of the deferred taxes, and the changes therein during the year are as follows:

	In respect of balance sheet items						
			Provision for employee rights				
	Depreciable fixed assets	Negative goodwill	Severance pay	Vacation and recreation pay	Inventories	Other	Total
	U.S. dollars in thousands						
Balance at 31 December 2003	6,443	(1,816)	(493)	(341)	(579)	(329)	2,885
Changes in 2004:							
Adjustment to purchase price of Flachsmann (Note 5a)		(23)					(23)
Addition to deferred taxes in respect of acquisition of the FS from IFF (Note 5b)			(1,082)		274		(808)
Differences from translation of foreign currency financial statements of subsidiaries	226	(179)	(109)		39	(34)	(57)
Amounts carried to income	(89)	233	(138)	(83)	(504)	(142)	(723)
Balance at 31 December 2004 – brought forward	6,580	(1,785)	(1,822)	(424)	(770)	(505)	1,274

NOTE 13 – TAXES ON INCOME (continued):

	In respect of balance sheet items						
			Provisions for employee rights				
	Depreciable fixed assets	Negative goodwill	Severance pay	Vacation and recreation pay	Inventories	Other	Total
	U.S. dollars in thousands						
Balance at 31 December 2004 - brought forward	6,580	(1,785)	(1,822)	(424)	(770)	(505)	1,274
Derecognition of the balance of recognised negative goodwill as at 31 December 2004, net, in accordance with the transition provisions of IFRS 3 (Note 1c)		1,785					1,785
Differences from translation of foreign currency financial statements of subsidiaries	(420)		216		(80)	(2)	(286)
Amounts carried to income	295		(440)	22	565	856	1,298
Balance at 31 December 2005 - brought forward	6,455	-,-	(2,046)	(402)	(285)	349	4,071

NOTE 13 – TAXES ON INCOME (continued):

	In respect of balance sheet items							
		Provisions for employee rights						
	Depreciable fixed assets	Severance pay	Vacation and recreation pay	Inventories	Other	Depreciable intangibles	In respect of carryforward tax losses	Total
	U.S. dollars in thousands							
Balance at 31 December 2005 – brought forward	6,455	(2,046)	(402)	(285)	349		-.-	4,071
Changes in 2006:								
Addition to deferred taxes in respect of acquisition of the subsidiaries (Note 5c;5d)	655	(62)		(172)	(244)	4,378		4,555
Differences from translation of foreign currency financial statements of subsidiaries	397	(177)		53	43	351	(69)	598
Amounts carried to income	571	562	(5)	140	(215)	(259)	(1,610)	(816)
Balance at 31 December 2006	8,078	(1,723)	(407)	(264)	(67)	4,470	(1,679)	8,408

NOTE 13 -TAXES ON INCOME (continued):

2) Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

3) Classification of deferred tax assets and liabilities by maturities, are as follows:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Deferred tax assets:			
Deferred tax asset to be recovered within 12 months	3,833	1,701	1,846
Deferred tax asset to be recovered after more than 12 months		1,618	1,111
	3,833	3,319	2,957
Deferred tax liabilities:			
Deferred tax liability to be recovered within 12 months	1,142	1,363	
Deferred tax liability to be recovered after more than 12 months	11,099	6,027	4,231
	12,241	7,390	4,231
	8,408	4,071	1,274

4) The deferred taxes in respect of activities in Israel are computed at the tax rate of 28% (2005 – 28%). This rate is an average taking into account the income from Frutarom Ltd.'s approved enterprises.

Deferred taxes of foreign subsidiaries in Switzerland, U.S.A., U.K., Germany, China and Belgium are computed at the tax rates applicable to these companies (see b above).

5) Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of $ 49 thousands in respect of losses relating to the Company and to subsidiaries in Russia and Ukraine amounting to $ 195 thousands that can be carried forward against future taxable income.

Deferred income tax liabilities of approximately $ 4,676 thousands in 2006 have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested.

NOTE 13 –TAXES ON INCOME (continued):

f. Taxes on Income Included in The Income Statements:

1) As follows:

	2006	2005	2004
	U.S. dollars in thousands		
For the reported year:			
Current	8,724	6,877	5,632
Deferred, see e. above:			
In respect of a change in tax rates, Note 13a2)(a)		(115)	(40)
For the reported year	(816)	1,413	(683)
	7,908	8,175	4,909
For previous years	(1,000)	(1,700)	
Total	6,908	6,475	4,909

Current taxes (consolidated) are computed at an average tax rate of 23.83%, 20.11% and 21.60%, for the years 2006 2005, and 2004, respectively.

NOTE 13 -TAXES ON INCOME (continued):

2) Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (Note 13d above) and the actual tax expense:

	2006	2005	2004
	U.S. dollars in thousands		
Income before taxes on income, as reported in the income statements	36,610	33,322	20,665
Theoretical tax expense in respect of this income – at 31% (2005 – 34%; 2004 – 35%)	11,349	11,329	7,233
Less – tax benefits arising from approved enterprise status	(645)	(1,239)	(708)
	10,704	10,090	6,525
Increase (decrease) in taxes resulting from:			
Different tax rates applicable to foreign subsidiaries	(2,212)	(2,173)	(1,240)
Computation of deferred taxes at a rate which is different from the theoretical rate	35	62	202
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates (Note 13a2)a) above)		(115)	(40)
Disallowable deductions	18	160	898
Decrease in taxes resulting from utilization, in The reported year, of carryforward tax losses for which deferred taxes were not created net of increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were Not created	(27)	(839)	(1,331)
Difference between the basis of measurement of income reported for tax purposes and the Basis of measurement of income for financial reporting purposes – net*	(918)	1,028	
Other	308	(38)	(105)
Taxes on income for the reported year	7,908	8,175	4,909

* The said difference results from the difference between the changes in the CPI - which is used as the basis for calculating the results for tax purposes for the activity in Israel – see a1) above – and the changes in the NIS/dollar exchange rate.

g. Tax Assessments:

The Company and one of the Israeli subsidiaries have received tax assessments through the year 1999.
Frutarom Ltd. received final tax assessments through the year 1998.
Tax assessments filed by the Company and the Israeli subsidiaries through the year ended 31 December 2001 are considered to be final.

NOTE 14 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES:

a. To secure long-term bank loans and credit and short-term bank credit granted to subsidiaries of the Company in the U.S.A., U.K. and Switzerland, the subsidiaries have registered floating charges on their assets.

b. To secure long and short-term loans extended to Frutarom Ltd., this company registered fixed charges on its share capital and its goodwill, floating charges on all its assets and insurance rights and floating charges on all its assets including the rights and yield arising from the assets.
The charges were registered in favour of several bank; Frutarom Ltd. has also agreed not to register any pledges or transfer assets without the prior consent of the banks.

NOTE 15 – ACCOUNTS RECEIVABLE:

	31 December		
	2006	**2005**	**2004**
	U.S. dollars in thousands		
a. Trade:			
Open accounts	52,192	37,537	41,097
Related parties	403	526	719
	52,595	38,063	41,816
Cheques collectible	1,373	2,226	1,917
	53,968	40,289	43,733
The item includes – provision for impairment of receivables	2,201	1,726	2,186
b. Other:			
Employees	251	153	149
Related parties	255	355	530
Government institutions	4,112	2,144	2,081
Adjustments to purchase price of the FS (Note 5b)	2,305	2,071	3,535
Sundry	3,115	2,033	996
	10,038	6,756	7,291

NOTE 16 – INVENTORIES

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Raw materials and supplies	26,509	22,624	21,126
Products in process	2,137	1,903	1,547
Finished products	29,428	20,755	18,840
	58,074	45,282	41,513
Inventories for commercial operations – purchased products	1,680	1,604	2,256
	59,754	46,886	43,769

NOTE 17 – OTHER NON-CURRENT ASSETS

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Prepaid expenses – net-a	1,938	1,978	1,636
Long-term receivable-b			2,773
Deferred charges-c			349
	1,938	1,978	4,758

a. Prepaid expenses in respect of leasehold rights in land:

1) Frutarom Ltd. has a leasehold right in land located in the Akko Industrial Zone and the Haifa Bay. The net capitalised lease fees as at 31 December 2006, in respect of the said lands amount to $ 1,333 thousands. The leasing period is 49 years ending in the years 2032 through 2042. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period.

2) In October 2003, Frutarom Ltd. and the Israel Lands Administration entered into an agreement in respect of additional leasing rights in land located in the industrial zone in the north of Israel. Leasehold rights in respect of this land are for a period of 49 years ending January 2053. Frutarom Ltd. has a right to extend the leasing period for additional 49 years.
During 2005, capitalised lease fees in the amount of $ 382 thousands were paid in respect of the said land.

3) A subsidiary in China has "Land Use Rights" on land in China. The rights are for a period of 50 years ending in 2046. Net capitalised lease fees as at 31 December 2006, in respect of the said land amount to $ 223 thousands.

b. Long-term receivable is in respect of sale of assets by a subsidiary in Switzerland; the balance was linked to the Swiss Franc and bears annual interest of 7% per year that was paid every quarter. The debt was due in 2006. The balance was repaid in one installment during 2005.

c. Deferred charges are in respect of issuance of Company shares in the LSE in February 2005 (Note 12b). These costs were charged to shareholders' equity on the date of issuance, as mentioned above.

NOTE 18 – CASH AND CASH EQUIVALENTS:

a. The cash and cash equivalents item is composed of the following balances:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
Cash and cash equivalents	18,417	33,723	7,350
Bank overdrafts	(673)		(3,231)
	17,744	33,723	4,119

b. Classified by currency, linkage terms and interest rates, the cash and cash equivalents are as follows:

	Weighted interest rates as of 31 December 2006	31 December		
		2006	2005	2004
		U.S. dollars in thousands		
In Dollars	3.00%	6,333	19,016	3,460
In Pounds sterling		843	1,932	1,051
In Euro		8,066	8,877	313
In Swiss francs	0.13%	2,034	3,015	1,280
Other		1,141	883	746
		18,417	33,723	7,350

NOTE 19 – BANK CREDIT:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
a. Composed as follows:			
Current maturities of long-term bank loans		289	5,605
Short-term credit from banks (Note 5c)	673		3,231
Short term bank loans in respect of acquisition of the FS business from IFF (note 5b)			41,519
	673	289	50,355

b. During 2005, the Company used the consideration it received in respect of the issuance of shares (Note 12b) to repay the remaining balance of short-term bank credit.

NOTE 20 – ACCOUNTS PAYABLE:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
a. Trade:			
Open accounts	27,476	17,895	19,685
Cheques payable	24		572
	27,500	17,895	20,257
b. Other:			
Payroll and related expenses	5,683	5,375	5,660
Government institutions	13,362	8,159	7,230
Liability for former shareholders of Flachsman			1,325
Provision for commissions and discounts	1,467	1,325	1,162
Parent and related companies		124	108
Income received in advance		164	103
Liability to Bank of New York (Note 11b1))	810	810	
Accrued expenses	5,128	3,438	1,238
Customer advances	140	270	258
Sundry	1,407	2,497	3,634
	27,997	22,162	20,718

NOTE 21 – PROVISIONS FOR LIABILITIES AND CHARGES:

	Restructuring from Flachsmann acquisition	Claims and litigations	Total
	U.S. dollars in thousands		
Balance at 1 January	1,433	551	1,984
Changes during 2004:			
Changes in Group organisation:			
Adjustment to purchase price at Flachsmann acquisition (note 5a)	(220)		(220)
Utilised during the year	(628)		(628)
Additional provisions		9	9
Currency translation effects	48		48
Balance at 31 December 2004	633	560	1,193
Changes during 2005:			
Changes in company organization:			
Utilised during the year	(583)	(13)	(596)
Currency translation effects	(50)		(50)
Balance at 31 December 2005	-,-	547	547
Changes during 2006:			
Balance at 31 December 2006			
Additional provisions		399	399
Balance at 31 December 2006	-,-	946	946

Restructuring Provisions From Flachsmann Acquisition

Provisions for the Flachsmann acquisition have been recognised during the acquisitions for compensating Flachsmann's employees for terminating of their employment and closing certain Flachsmann's facilities (Note 5a). The provision was fully used until the end of 2005.

Claims and Litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions (Note 11b).

NOTE 22 - INCOME STATEMENT ANALYSIS:

	2006	2005	2004
	U.S. dollars in thousands		
a. Cost of Sales:			
Industrial operations:			
Materials consumed	136,283	102,693	84,277
Payroll and related expenses	23,730	23,675	18,439
Depreciation and amortisation	7,642	7,232	5,523
Other production expenses	16,665	12,349	9,503
	184,320	145,949	117,742
Increase in work in process and finished products inventories	(8,907)	(1,914)	(873)
	175,413	144,035	116,869
Commercial operations – cost of products sold	5,957	5,250	5,578
	181,370	149,285	122,447
b. Selling, Marketing, Research and Development Expenses - net:			
Payroll and related expenses	25,488	23,291	18,050
Transportation and shipping	6,644	6,817	4,605
Provisions for payment of commissions and royalties	4,145	3,820	3,408
Provision for impairment of trade receivables	111	62	556
Depreciation and amortisation	1,763	832	582
Travel and entertainment	3,832	3,210	1,539
Office rent and maintenance	2,956	2,386	2,487
Other	3,579	3,400	3,327
	48,518	43,818	34,554
The item includes expenses for product development and research activities, net*	14,099	11,956	9,744
* net of participation from government departments and others	389	165	220

NOTE 22 – INCOME STATEMENT ANALYSIS (continued):

	2006	2005	2004
	U.S. dollars in thousands		
c. General and Administrative Expenses:			
Payroll and related expenses	13,656	10,611	11,329
Depreciation and amortisation	610	266	265
Professional fees	2,222	1,524	1,232
Communication, office supplies and maintenance	2,909	3,070	1,999
Insurance for office holders and costs related to Board of Directors	140	130	108
Travel and entertainment	1,335	928	762
Other	1,546	1,688	2,174
	22,418	18,217	17,869
d. Other income – net:			
Capital loss (gain) on sale of fixed assets	(23)	328	24
Rental	(65)	(49)	(34)
Impairment of property, plant and equipment and intangible assets	126		97
Negative goodwill arising from the acquisition of IFF (Note 5b)	(2,242)	(1,496)	
Sundry	90	(38)	(189)
	(2,114)	(1,255)	(102)
e. Financial Expenses – net:			
In respect of long-term loans and credit		512	1,351
In respect of exchange differences of trade receivables and trade payable balances – net	88	26	(322)
In respect of cash and cash equivalents, short-term deposits and loans, short-term credit and other – net	(53)	(122)	318
Periodic change in non-current liability (Note 5c)	410		
	445	416	1,347

NOTE 23 - CASH FLOWS FROM OPERATIONS

	2006	2005	2004
	U.S. dollars in thousands		
Net income	29,702	26,847	15,756
Adjustments required to reflect the cash flows from operating activities:			
Depreciation and amortization	10,015	8,330	6,370
Recognition of compensation related to employee stock and option grants	1,538	805	2,730
Liability for employee rights upon retirement - net	(1,168)	293	660
Deferred income taxes – net	(816)	1,298	(723)
Loss (gain) from sale of fixed assets	(23)	328	24
Increase (decrease) in provisions - net	399	(596)	(619)
Provision for impairment of intangibles in subsidiary	126		
Negative goodwill arising from the acquisition of IFF (Note 5b)	(2,242)	(1,496)	
Other	546	83	193
	8,375	9,045	8,635
Changes in working capital:			
Decrease (increase) in accounts receivable:			
Trade	(5,247)	944	(12,683)
Other	(1,744)	(1,375)	(438)
Increase (decrease) in accounts payable:			
Trade	4,938	(998)	5,201
Other	5,249	5,530	5,930
Increase in inventories	(4,884)	(5,562)	(1,373)
	(1,688)	(1,461)	(3,363)
Cash flows from operating activities	36,389	34,431	21,028
Non-cash transactions			
Change in excess of cost of acquisition (note 5c)	2,268		

NOTE 24 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a. Transactions with Related Parties:

1) Income (expenses):

	2006	2005	2004
	U.S. dollars in thousands		
Sales – affiliates (companies controlled by the controlling shareholder):			
Fallek Chemical Japan (hereafter "Fallek")	883	848	1,361
Other	12	90	126
	895	938	1,487

Goods are sold on the basis of the market prices with non-related parties.

	2006	2005	2004
Purchases:			
Affiliates (companies controlled by the controlling shareholder):			
Azur S.A. (hereafter – "Azur")	(400)	(328)	(382)
Controlling shareholder	(16)	(182)	(215)
	(416)	(510)	(597)

The agreement for rendering of services by Azur was approved by the shareholders' meeting. Goods are bought on the basis of the market prices with non- related parties.

	2006	2005	2004
Dividend	(717)	(691)	(535)
Other income (expenses):			
Affiliates:			
Azur	(61)	(58)	(63)
EIL		12	(19)
Fallek		(12)	(16)
	(61)	(58)	(98)
Controlling shareholder		(29)	(28)
	(61)	(87)	(126)
Benefits to related parties:			
Wages and salaries	(2,050)	(1,028)	*(883)
Director fees to 7 directors (in the Company)	(179)	(130)	(108)

* Not including benefit in respect of exercise and grant of shares in the year 2004 in the amount of $ 1,094 thousands.

2) Shares granted to a manager in the Company

The difference between the market value of the shares which were granted to a manager in the years 2006, 2005, and 2004 under 1996 plan (Note 12c) and the exercise price stipulated by the plans, as known at time of the grant is $ 155 thousands, $ 169 thousands and $ 116 thousands, respectively.

The compensation costs that have been charged to the income statements, in respect of the said shares granted in the years 2006, 2005, and 2004, are $ 125, $ 50 thousands and $ 35 thousands, respectively.

NOTE 24 – "RELATED PARTIES" – TRANSACTIONS AND BALANCES (continued):

As part of a Board resolution, a manager in the Company was granted, in 2004, rights to purchase 500 thousands shares; the fair value of shares that the Company allotted to a manager, computed using the Black & Scholes shares valuation model (based on the assumption as described in Note 12c3)), was estimated at the date of grant to $ 1,680 thousands (Note 12c3)).

As part of the Board resolution, a manager in the Company was granted, on 2 January 2006, 350 thousands options; the fair value of options that the Company allotted to a manager, computed using the Black & Scholes shares valuation model (based on the assumptions described in Note 12d2), was estimated at the date of grant to $ 783 thousands (Note 12d2).

3) The Company's articles of association allow for insurance and indemnification of office holders as permitted by Israeli law. The Company established indemnification policy in respect of its office holders and office holders of subsidiaries. The Company also resolved to insure office holders in respect of their duties, all subject to the provisions of the law and other limitations.

4) As to selling of shares by ICC Handles AG of the ICC group – the Company's controlling shareholder - see Note 12b.

b. Balances with Related Parties:

	31 December		
	2006	2005	2004
	U.S. dollars in thousands		
1) Current receivables - presented in the balance sheets among "other receivables" and "trade" under current assets - balance at balance sheet date - Affiliated:			
Fallek	403	526	719
Azur	250	318	479
Other	5	37	51
	658	881	1,249
Highest balance during the year	874	1,133	1,249
2) Current payables to parent company (excluding current maturities of long-term liabilities) – parent company		124	95
Affiliates			13
		124	108

NOTE 25 – SUBSEQUENT EVENT

On March 19, 2007 the group's Board of Directors declared the distribution of a dividend of NIS 0.18 per share. The total amount of the dividend is $ 2,457 thousands.

NOTE 26 – CONDENSED COMPANY DATA:

a. Balance sheet data:

	December 31		
	U.S. dollars in thousands		
	2006	2005	2004
Assets			
Current assets - accounts receivable:	179	68	420
Fixed assets – net	139	139	139
Investments, loans and capital notes to subsidiaries	108,745	100,199	28,237
	109,063	100,400	28,796
Liabilities and shareholders' equity			
Current liabilities	105	64	31
Shareholders' equity (see c. below)	108,958	100,342	28,765
	109,063	100,400	28,795

b. Operating results data:

	2006	2005	2004
	U.S. dollars in thousands		
General and administrative expenses	72	384	205
Financing income (expenses) – net	7,807	(4,687)	293
Other income - net	156	156	156
Income in respect of dividend received	1,978	1,716	1,144
Net income for the year	9,869	(3,199)	1,388

NOTE 26 – CONDENSED COMPANY DATA (continued):

a. **Changes in shareholders' equity:**

	Share capital	Additional paid in capital	Retained earnings	Cost of company shares held by subsidiary	Total
BALANCE AS OF 1 JANUARY 2004	13,939	15,263	(2,021)	(600)	26,581
CHANGES IN 2004:					
Net income			1,388		1,388
Plan for allotment of Company shares to employees of subsidiary:					
Purchase of Company shares by subsidiary				(991)	(991)
Receipts in respect of allotment of Company shares to employees				90	90
Recognition of compensation related to stock and option grants to employees				440	440
Allotment of shares and options to senior employees:					
Receipts in respect of allotment of Company shares to employees	22	89			111
Recognition of compensation related to stock and option grants to employees		2,290			2,290
Dividend			(1,144)		(1,144)
BALANCE AT 31 DECEMBER 2004 – brought forward	13,961	17,642	(1,777)	(1,061)	28,765

NOTE 26 – CONDENSED COMPANY DATA (continued):

c. **Changes in shareholders' equity:**

	Share Capital	Additional paid in capital	Retained earnings	Cost of company shares held by subsidiary	Total
	U.S. dollars in thousands				
BALANCE AS OF 1 JANUARY 2005 - brought forward	13,961	17,642	(1,777)	(1,061)	28,765
CHANGES IN 2005:					
Net income			(3,199)		(3,199)
Issuance of share capital	2,416	73,451			75,867
Plan for allotment of Company shares to employees of subsidiary:					
Purchase of Company shares by subsidiary				(383)	(383)
Receipts in respect of allotment of Company shares to employees				92	92
Recognition of compensation related to the plan				321	321
Allotment of shares and options to senior employees:					
Allotment of share capital to senior employees	22	89			111
Recognition of compensation related to stock and option grants to employees		484			484
Dividend			(1,716)		(1,716)
BALANCE AT 31 DECEMBER 2005 – brought forward	16,399	91,666	(6,692)	(1,031)	100,342

NOTE 26 – CONDENSED COMPANY DATA (continued):

	Share capital	Additional paid in capital	Retained earnings	Cost of company shares held by subsidiary	Total
BALANCE AS OF 1 JANUARY 2005 – brought forward	16,399	91,666	(6,692)	(1,031)	100,342
CHANGES IN 2006:					
Net income			9,869		9,869
Plan for allotment of Company shares to employees of subsidiary					
Purchase of Company shares by subsidiary				(1,135)	(1,135)
Receipts in respect of allotment of Company shares to employees				146	146
Recognition of compensation related to stock and option grants to employees				229	229
Allotment of shares and options to senior employees:					
Receipts in respect of allotment of Company shares to employees	35	141			176
Recognition of compensation related to stock and option grants to employees		1,309			1,309
Dividend			(1,978)		(1,978)
BALANCE AT 31 DECEMBER 2006	16,434	93,116	1,199	(1,791)	108,958

NOTE 27 – LIST OF CONSOLIDATED SUBSIDIARIES

Name of company	Country	Percentage of shareholding and control		Comments
		31 December		
		2006	2005	
		%	%	Comments
Subsidiaries:				
Frutarom Ltd.	Israel	100	100	
Frutarom Trust Ltd.	Israel	100	100	
Investees of Frutarom Ltd:				
Frutarom Trade and Marketing (1990)	Israel	100	100	
Galilee Essences Ltd.	Israel	100	100	Inactive company
Frutarom (UK) Ltd. (2)	U.K.	100	100	
International Frutarom Corporation (1)	U.S.A	100	100	
Frutarom Russia Ltd.	Russia	100	100	
Frutarom Ukraine Ltd.	Ukraine	100	100	
Frutarom Kazakhstan Ltd.	Kazakhstan	100	100	
Frutarom Flavors (Kunshan) Company	China	100	100	
Far Aromatic Gida Urunleri Sanayi Ve Ticaret Limited Sirketi Ltd.	Turkey	100	100	
Frutarom do Brazil	Brazil	100	100	

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDAETD FINANCIAL STATEMENTS (continued)

NOTE 27 – LIST OF CONSOLIDATED SUBSIDIARIES (continued):

(1) Holds full ownership in Frutarom U.S.A Inc. and Frutarom Inc.		
(2) Holds full ownership in:		
a) Frutarom Switzerland Ltd., which holds full ownership in the following companies:		
Frutarom Germany GmbH(3)		
Frutarom Nordic Als		
Flachsmann Properties Ltd.		Inactive company
Flachsmann Canada Ltd.		Inactive company
Frutarom Belarus Ltd.		
Frutarom (Marketing) S.R.L.		
Frutarom France S.A.R.L.		
Frutarom Belgium N.V.		
Frutarom Netherlands B.V.		
(3) Holds 70% in		
GewurzMuhle Nesse GmbH		
GewurzMuhle Nesse Gebr. Krause GmbH		
(4) Holds full ownership in		
Frutarom Specialities Belgium N.V.		
Frutarom U.S.A. Holding Inc.		
b) Turkish Holdings Ltd.	U.K.	Inactive company (in the process of cancellation from records of the registrar of companies)



SECTION D -
ADDITIONAL INFORMATION

FRUTAROM
FOUNDED 1933

Table of Contents

Periodic Report for 2006

PERIODIC REPORT FOR 2006

Company name:	Frutarom Industries Ltd.
Company number:	52-004280-5
Address:	25 HaShaish St., Haifa Bay P.O.B. 10067, Haifa Bay 26110
Email:	info@frutarom.com
Telephone:	+972-4-846 2401
Fax:	+972-4-872 2517
Balance Sheet date:	December 31, 2006
Date of report:	March 19, 2007
Period of report:	January 1 - December 31, 2006

Regulation 9 – Financial Reports

The Financial Reports for the period ended December 31, 2006, including the auditor's opinion, are attached and form an integral part thereof.

* In accordance with Accounting Standard Number 29 issued by the Israeli Accounting Standard Board on July 2006 regarding "Adoption of International Financial Reporting Standards (IFRS)", Frutarom has chosen the early adoption option, and accordingly has prepared its reports in accordance with IFRS as of the second quarter of 2006.

Regulation 10 – Directors Report

The Directors Report on the status of the Company's business is attached and forms an integral part thereof.

Regulation 10A – Summary of Quarterly Profit and Loss Reports

A table summarizing the Profit and Loss Reports of the Company for each of the quarters of 2006, is attached and forms an integral part thereof.

Regulation 10C – Use of Proceeds on Shares

On February 3, 2005, the Company published an offering circular to institutional investors in Israel and the world for the purpose of an offering through the issue of shares and the registration of Global Depositary Receipts on the London Stock Exchange Official List.

The purpose of the offering was to finance Frutarom's growth strategy, which combines internal growth of core activities with strategic acquisitions of activities and knowhow in Frutarom's main fields of activity and in strategic geographic targets, including financing the acquisition of IFF's European Food Systems business, which was completed during the second half of 2004. A portion of the proceeds were used to repay bank loans.

Regulation 11 – Investments in Subsidiaries and Affiliated Companies

Company name	Type of share	No. of shares	Total par value	Adjusted cost (US$ 000)	Adjusted balance value (US$ 000)
Frutarom Ltd. #51-013293-9	Ordinary	23,972,645	23,972,645	11,693	141,646
Frutarom Trust Ltd. #51-239737-3	Ordinary	100	100	0.1	0.1

Holding in Subsidiaries

Company name	% of equity	% of voting rights	% of authority to appoint directors
Frutarom Ltd.	100	100	100
Frutarom Trust Ltd.	100	100	100

Frutarom Ltd. directly and indirectly holds the following companies:

Frutarom Trade & Marketing (1990) Ltd.	100%
Galilee Essences Ltd.(1)	100%
Frutarom (UK) Ltd.	100%
International Frutarom Corp.(6)	100%
Frutarom Russia Ltd.	100%
Frutarom Ukraine Ltd.	100%
Frutarom Kazakhstan Ltd.	100%
Frutarom Flavors (Kunshan) Company	100%
Far Aromatik Gida Urunleri Sanayi Ve Ticaret Limited Sirketi	100%
Frutarom Mexico S.A.	100%
Frutarom do Brasil Ltda.	100%

(1) Dormant company

(2) Frutarom (UK) Ltd. holds the following companies:

Turkish Holdings Ltd.(1)	100%
Frutarom Switzerland Ltd. (3)	100%

(3) Frutarom Switzerland Ltd. holds the following companies:

Frutarom Germany GmbH(4)	100%
Frutarom Nordic Ltd.	100%
Flachsmann Properties Ltd. (1)	100%
Flachsmann Canada Ltd. (1)	100%
Frutarom Belarus Ltd.	100%
Frutarom France S.A.R.L.	100%
Frutarom (Marketing) S.R.L.	100%
Frutarom Belgium N.V.	100%
Frutarom Netherlands B.V. (5)	100%

(4) Frutarom Germany GmbH holds the following companies:

GewurzMuhle Nesse GmbH	70%
GewurzMuhle Nesse Gebr. Krause GmbH	70%

(5) Frutarom Netherlands B.V. holds the following companies:

Frutarom Specialties Belgium N.V.	100%
Frutarom USA Holding Inc.	100%

(6) International Frutarom Corporation holds the following companies:

Frutarom USA Inc.	100%
Frutarom Inc.	100%

Regulation 12 - Changes in Investments in Subsidiaries and Affiliated Companies During the Report Period

A. Changes to investments by Frutarom Germany GmbH
For details regarding the acquisition of GewurzMuhle Nesse GmbH and GewurzMuhle Nesse Gebr. Krause GmbH by Frutarom Germany GmbH in January 2006, refer to section 1.16 in the "Description of the Company's Business" chapter in this Periodic Report.

B. Changes to investments by Frutarom Switzerland Ltd.
For details regarding the acquisition of Frutarom Inc. (formerly Acatris Inc.) by International Frutarom Corporation and of Frutarom USA HoLding Inc. (formerly Acatris USA Holding Inc.), Frutarom Belgium N.V. (formerly Acatris Belgium N.V.), Frutarom Netherlands B.V. (formerly Acatris Specialties Holding B.V.) and Frutarom Specialties Belgium N.V. (formerly Acatris Specialties Holding N.V.) by Frutarom Switzerland Ltd. in October 2006, refer to section 1.17 in the "Description of the Company's Business" chapter in this Periodic Report.

Regulation 13 - Income of Subsidiaries and Affiliated Companies and Income from them

Company name	Profit before tax (US$ 000)	Profit after tax (US$ 000)	Dividend (US$ 000)	Management fees	Interest
Frutarom Ltd.	28,719	21,811	1,978	0	0
Frutarom Trust Ltd.	0	0	0	0	0

Regulation 14 - Loans

Granting loans is not one of the Company's main business activities.

Regulation 20 - Trade on the Stock Exchange

During the report period the Company did not register any securities for trade on the stock exchanges and trade in the Company's shares was not halted, excluding technical halts due to the publication of the Company's financial reports (on May 23, 2006, August 22, 2006, and November 21, 2006).

Regulation 21 - Payments to Officers

Following is a list of the payments made by the Company and obligations to pay, as taken upon itself during 2006, to each of the five highest salaried senior officeholders who served it (in US$ 000):

President & Chief Executive Officer[1,2]	1,268
Executive Vice President [1,2]	346
Executive Vice President [1,2]	412
Executive Vice President [1,2]	367
Vice President[2]	104

[1] Excluding a benefit for 725,000 non tradable options convertible into 725,000 ordinary shares of the Company, allocated to the President & Chief Executive Officer and three Executive Vice Presidents in the amount of US$ 782,000, US$ 279,000, US$ 279,000, and US$ 279,000, respectively (calculated according to the Black & Scholes formula). Refer to immediate report regarding a material private placement and a non material private placement dated January 3, 2006 and an amending report dated January 4, 2006.

[2] Including the value of a benefit (calculated according to the Black & Scholes formula) for options allocated in 2006 according to the options plan of 2003.

Regulation 22 - Wages and Benefits to Interested Parties

During the report period wages and other expenses paid to interested parties were in the amount of US$ 1,447,000 adjusted (excluding a benefit for the allocation of 350,000 options to the President & Chief Executive Office, as stated in Regulation 21).

Regulation 24 - Shares and Convertible Securities Held by Interested Parties

Name of Interested party	ID#	Share name	Number of share on exchange	# of shares held on March 12, 2007	% of holding		% of holding on a fully diluted basis	
					Equity	Voting rights	Equity	Voting rights
Clal Insurance Business Holdings Ltd. (Nostro)	52-003612-0	Ordinary	1081082	82,088	0.14	0.14	0.14	0.14
Clal Insurance Business Holdings Ltd. (Participating Life Insurance)	52-003612-0	Ordinary	1081082	1,558,707	2.70	2.70	2.67	2.67
Clal Insurance Business Holdings Ltd. (Provident Funds)	52-003612-0	Ordinary	1081082	575,059	1.00	1.00	0.98	0.98
Clal Insurance Business Holdings Ltd. (Mutual Funds)	52-003612-0	Ordinary	1081082	702,963	1.22	1.22	1.20	1.20
Epsilon Trust Funds (1991) Ltd.[1]	51-157620-9	Ordinary	1081082	37,622	0.07	0.07	0.06	0.06
Epsilon Pension Funds Management Ltd.	51-354412-2	Ordinary	1081082	11,000	0.02	0.02	0.02	0.02
Frutarom Trust Ltd.[3]	51-239737-3	Ordinary	1081082	745,447	1.29	1.29	0.00	0.00
ICC Industries Inc.[4]	132653653	Ordinary	1081082	1,964,761	3.41	3.41	3.36	3.36
ICC Handels AG[5]	CH1703002067	Ordinary	1081082	19,227,347	33.34	33.34	32.91	32.91
John Oram[6]	140036362	Ordinary	1081082	779,171	1.35	1.35	1.33	1.33
Ori Yehudai[7]	052731569	Ordinary	1081082	427,546	0.74	0.74	1.68	1.68
Hans Abderhalden[8]	004817414	Ordinary	1081082	5,000	0.01	0.01	0.02	0.02

[1] Epsilon Trust Funds (1991) Ltd. is an interested party in the Company by virtue of its being a company controlled by Koor Industries Ltd., which was acquired by Discount Investment Ltd., which is a company controlled by I.D.B. Development Ltd. I.D.B. Development Ltd. is a controlling party in Clal Insurance Business Holdings Ltd., which is an interested party in the Company by virtue of its holdings.

[2] Epsilon Pension Funds Management Ltd. is an interested party in the Company by virtue of its being a company controlled by Koor Industries Ltd., which was acquired by Discount Investment Ltd., which is a company controlled by I.D.B. Development Ltd. I.D.B. Development Ltd. is a controlling party in Clal Insurance Business Holdings Ltd., which is an interested part in the Company by virtue of its holdings.

[3] Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds shares in trust for the Company's employees.

[4] The controlling party in ICC Industries Inc., Dr. John J. Farber, also serves as Chairman of the board of directors of the Company. Dr. Farber's wife, Maya Farber, serves as a director in the Company.

[5] ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.

[6] Mr. John L. Oram serves as a director in the Company and as the President of ICC Industries Inc.

[7] Mr. Yehudai serves as the President and Chief Executive Officer of the Company. Mr. Yehudai also holds 564,021 options that may be exercised into 564,021 ordinary shares in the Company.

[8] Mr. Abderhalden serves as a director in the Company. Mr. Abderhalden also holds 13,976 options that may be exercised into 13,976 ordinary shares in the Company.

Regulation 24A - Registered and Issued Share Capital and Convertible Securities

Registered Share Capital:	NIS 100,000,000 divided into 100,000,000 shares par value NIS 1 each
Issued Share Capital:	NIS 57,676,357 divided into 57,676,357 shares par value NIS 1 each

Regulation 25A - Registered Office

Registered office:	25 HaShaish St., P.O.B. 10067, Haifa Bay 26110, Israel
Email:	info@frutarom.com
Telephone:	+972 4 846 2401
Fax:	+972 4 872 2517

Regulation 26 - Directors on the Report Date

A. Dr. John J. Farber, Chairman of the Board

I.D. number:	111-201-362 (U.S.)
Year of birth:	1925
Address:	435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality:	American

Not a member of committees of the board.
Not an external director.
Not employed by the company.
Chairman of the board of the Company; chairman of ICC Industries Inc., the Company's majority shareholder.
Began service as a director in 1996.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held, main occupation during the past 5 years: Academic - Ph.D. in Chemistry from Polytechnic Institute of Brooklyn, New York. Chairman of the Company and of ICC Industries Inc.
Director in other companies: chairman of ICC Industries Inc., the Company's majority shareholder. Serves as director of subsidiaries of the Company and of ICC Industries Inc.
Married to Mrs. M. Farber, director of the Company.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

B. Mrs. Maya Farber

I.D. number:	152-434-380 (U.S.)
Year of birth:	1936
Address:	435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality:	American

Not a member of committees of the board.
Not an external director.
Not employed by the Company.
Began service as a director in 1996.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA from Hunter College, New York. Artist.
Director in other companies: ICC Industries Inc., the Company's majority shareholder.
Married to Dr. J. J. Farber, chairman of the board.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: No.

C. **Mr. John L. Oram**

I.D. number:	140-036-362 (British)
Year of birth:	1944
Address:	POB 533, Bedford Hills, N.Y., U.S.A.
Nationality:	British

Chairman of compensation committee.
Not an external director.
Not employed by the Company.
Began service as director in 1996.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA, Accountant and economist. President of ICC Industries Inc.
Director in other companies: subsidiaries of ICC Industries Inc., the Company's majority shareholder.
Not related to another interested party.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

D. **Mr. Hans Abderhalden**

I.D. number:	004817414 (Swiss)
Year of birth:	1939
Address:	Lerchenbergstrasse 114, 8703 Erlenbach 8703, Switzerland
Nationality:	Swiss

Member of the executive committee of the board.
Not an external director.
Director in Frutarom Switzerland Ltd.
Began service as a director in 2004.

Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: IMD Program for Executive Development from IMD, Switzerland. President and chief executive officer of Emil Flachsmann AG (today Frutarom Switzerland Ltd.).
Director in other companies: Frutarom Switzerland Ltd.
Not related to another interested party.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

E. **Mr. Yair Seroussi**

I.D. number:	053654927 (Israeli)
Year of birth:	1955
Address:	17 HaDeganim St., Givatayim
Nationality:	Israeli

Member of audit committee of the board.
Not an external director.
Not employed by the Company.
Began service as a director in 2005.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in economics and social sciences from the Hebrew University in Jerusalem. Since 1993, representative of Morgan Stanley in Israel and managing director of Amdil Holdings Ltd., and business and financial advisor.
Director in other companies: DSPG (director), Israel Company Ltd. (external director), Eyal Microwave (chairman of the board) and Wintegra Ltd.
Not related to another interested party in the Company.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

F. **Mr. Gil Leidner**

I.D. number:	50776889 (Israeli)
Year of birth:	1951
Address:	3 Aliya St., Beit Yitzhak
Nationality:	Israeli

Member of audit, compensation and executive committees of the board.
Not employed by the Company.
External director.
Began service as a director in 2001.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - LLB, MBA from Tel Aviv University. Owner and partner in a financial consultancy company.

Director in other companies: Phoenix Insurance Company Ltd. - chairman of investment committee (profit participatory life insurance), New Koppel Ltd., Teldar Ltd. and RSL Electronics Ltd. and Lito Group Ltd.
Not related to another interested party in the Company.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

G. **Mr. Uzi Netanel**

I.D. number:	007599798 (Israeli)
Year of birth:	1936
Address:	26 HaRechesh St., Tel Aviv
Nationality:	Israeli

Member of audit, compensation and executive committees of the board.
Not employed by the Company.
External director.
Began service as a director in 2001.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Partial academic education (economics, international relationships from the Hebrew). Partner in the Fimi Fund 2001-2003. From 2003-2006, active chairman of MLL Program Industries Ltd. Since 2006, chairman of MLL Payway Ltd.
Director in other companies: Chairman of MLL Program Industries Ltd., of Maccabi Holdings Ltd., Chairman of the executive committee of Carmel Olefins; director in MLL Payway Ltd., Harel Gemel Ltd., Oil Refineries Ltd., Kefar HaMaccabia Ltd. (Chairman), Caesarea Vardinon Cooperative Ltd. (Chairman), Acme Trading Ltd. (Chairman), and Sapiens International Ltd.
Not related to another interested party in the Company.
Whether a director considered by the Company to have accounting and financial expertise for the purpose of complying with the minimum number set by the Board: yes.

Regulation 26A - Senior Officeholders on the Report Date

1. **Ori Yehudai**
President & C.E.O.
I.D. number: 052731569 (Israeli)
Year of birth: 1954
Serves as director in subsidiaries of the Company.
Not related to another officer or interested party in the Company.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Economics from Tel Aviv University and MA in Business Administration from Tel Aviv University. President and

chief executive officer of the Company. From 2001-2004 served as chairman of the Manufacturers Association in the North of Israel.
Began service in 1996. (Employed by the Company since 1986.)

2. **Yoni Glickman**
   Executive Vice President, Manager - Fine Ingredients Division
   I.D. number: 026071530
   Year of birth: 1960
   Serves as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Business Administration from The Hebrew University. General manager of Hanita Coatings Ltd.
   Began service in 2003.

3. **Kobi Levy**
   Executive Vice President, Manager - Flavors Division
   I.D. number: 057386278 (Israeli)
   Year of birth: 1961
   Does not serve as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Economics from The Hebrew University. From 1999-2003 served as general manager of Strauss Fresh Food Group. In 2004, served as managing director of Rav-Bariah.
   Began service in 2005.

4. **Alon Granot**
   Executive Vice President & C.F.O.
   I.D. number: 057210247 (Israeli)
   Year of birth: 1961
   Responsible for market risk management as relates to currency translation rates and interest.
   Serves as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Economics and Business Administration from Haifa University and MA in Economics from the Technion, Haifa. Worked at Kulicke & Sofa Ltd. from 1990-2001.
   Began service in 2001.

5. **Eyal Shohat**
   Vice President Legal Affairs

I.D. number: 025609694
Year of birth: 1973
Serves as a director in subsidiaries of the Company.
Not related to another senior officeholder or interested party in the Company.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - LLB in Law and BA in Accounting from the Tel Aviv University. From 2002-2006 served at Legal Counsel in the Company.
Began service in 2006. (Employed by the Company since 2002.)

6. **Yoav Barak**
Internal Auditor
I.D. number: 53670352
Year of birth: 1955
Does not serve as a director in subsidiaries of the Company.
Not related to another senior officeholder or interested party in the Company.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Economics and Accounting from Haifa University. Performs internal auditing for companies, general manager of Rosenthal Ltd., general manager of PT3 Ltd., general manager of Tamor Lighting Ltd., general manager of Fertilizers & Chemicals Ltd., general manager of Zika Electrodes Ltd.
Began service in 2004.

6. **Guy Gill**
Controller
I.D. number: 24223380
Year of birth: 1969
Does not serve as a director in subsidiaries of the Company.
Not related to another senior officeholder or interested party in the Company.
Education, professions and fields of education, educational institute at which degree was earned and which degree or certificate held and main occupation during the past 5 years: Academic - BA in Economics and Accounting from Haifa University. Financial manager at Ginegar Factory Industries (1996) Ltd. from 2003-2006. Kost Forrer et Gabbay from 2001-2002.
Began service in 2006.

Regulation 27 - Auditors of the Company

Frutarom Industries Ltd.'s auditors are Kesselman & Kesselman, 1 Nathanson St., Haifa 33034, Israel.

To the best of the Company's knowledge the auditors are not interested parties and/or related to any senior officeholder or interested party in the Company.

Regulation 28 - Changes to Memorandum or Articles of Association

No changes were made during the report period to the articles of association and/or memorandum.

Regulation 29 - Recommendations and Decisions of the Directors

On March 14, 2006 the board of directors of the Company resolved to distribute a dividend of NIS 0.16 per share, totaling NIS 9,228,217.

Regulation 29A - Decisions of the Company

No decisions were taken by the Company in the matters mentioned.

Date: March 19, 2007

Frutarom Industries Ltd.

By: ________________________
Signatory: Ori Yehudai
Position: President and Chief Executive Office

By: ________________________
Signatory: Alon Granot
Position: Executive Vice President and CFO

FRUTAROM INDUSTRIES

CONSOLIDATED INCOME STATEMENT BY QUARTERS

IN US$ 000	Q1 - 2006		Q2 -2006		Q3 - 2006		Q4 - 2006		2006 Total		Q1 - 2005		Q2 -2005		Q3 - 2005		Q4 - 2005		2005 Total	
SALES	**70,988**	**100.0%**	**72,345**	**100.0%**	**71,282**	**100.0%**	**72,632**	**100.0%**	**287,247**	**100.0%**	**64,729**	**100.0%**	**67,073**	**100.0%**	**59,396**	**100.0%**	**52,605**	**100.0%**	**243,803**	**100.0%**
Cost of sales																				
Material consumed	32,404	45.6%	34,001	47.0%	31,884	44.7%	35,044	48.2%	133,333	46.4%	28,061	43.4%	29,348	43.8%	25,872	43.6%	22,748	43.2%	106,029	43.5%
Other manufacturing	11,540	16.3%	12,088	16.7%	12,471	17.5%	11,938	16.4%	48,037	16.7%	11,663	18.0%	10,812	16.1%	10,486	17.7%	10,295	19.6%	43,256	17.7%
Total	**43,944**	**61.9%**	**46,089**	**63.7%**	**44,355**	**62.2%**	**46,982**	**64.7%**	**181,370**	**63.1%**	**39,724**	**61.4%**	**40,160**	**59.9%**	**36,358**	**61.2%**	**33,043**	**62.8%**	**149,285**	**61.2%**
GROSS PROFIT	**27,044**	**38.1%**	**26,256**	**36.3%**	**26,927**	**37.8%**	**25,650**	**35.3%**	**105,877**	**36.9%**	**25,005**	**38.6%**	**26,913**	**40.1%**	**23,038**	**38.8%**	**19,562**	**37.2%**	**94,518**	**38.8%**
R&D, Selling and G&A																				
Selling Marketing and R&I	11,096	10.8%	11,851	11.7%	12,279	12.0%	13,292	13.3%	48,518	12.0%	10,808	12.0%	11,514	12.7%	10,693	13.0%	10,803	14.9%	43,818	13.1%
General & Administration	5,595	7.9%	5,829	8.1%	5,865	8.2%	5,129	7.1%	22,418	7.8%	4,946	7.6%	4,485	6.7%	4,451	7.5%	4,335	8.2%	18,217	7.5%
	(22)	(0.0)%	(1,085)	(1.5)%	(463)	(0.6)%	(544)	(0.7)%	(2,114)	(0.7)%	(25)	(0.0)%	(651)	(1.0)%	(19)	(0.0)%	(560)	(1.1)%	(1,255)	(0.5)%
Total	**16,669**	**18.7%**	**16,595**	**19.8%**	**17,681**	**20.3%**	**17,877**	**20.4%**	**68,822**	**19.8%**	**15,729**	**19.6%**	**15,348**	**19.4%**	**15,125**	**20.5%**	**14,578**	**23.1%**	**60,780**	**20.5%**
OPERATING PROFIT	**10,375**	**19.4%**	**9,661**	**16.5%**	**9,246**	**17.5%**	**7,773**	**14.9%**	**37,055**	**17.1%**	**9,276**	**19.0%**	**11,565**	**20.7%**	**7,913**	**18.3%**	**4,984**	**14.1%**	**33,738**	**18.2%**
Financing expenses	(313)	(0.4)%	567	0.8%	82	0.1%	109	0.2%	445	0.2%	200	0.3%	175	0.3%	57	0.1%	(16)	(0.0)%	416	0.2%
PROFIT BEFORE TAX	**10,688**	**19.9%**	**9,094**	**15.7%**	**9,164**	**17.4%**	**7,664**	**14.8%**	**36,610**	**16.9%**	**9,076**	**18.7%**	**11,390**	**20.4%**	**7,856**	**18.2%**	**5,000**	**14.1%**	**33,322**	**18.1%**
TAX	1,842	2.6%	540	0.7%	2,181	3.1%	2,345	3.2%	6,908	2.4%	2,234	3.5%	3,020	4.5%	1,095	1.8%	126	0.2%	6,475	2.7%
NET PROFIT	**8,846**	**17.3%**	**8,554**	**15.0%**	**6,983**	**14.3%**	**5,319**	**11.6%**	**29,702**	**14.5%**	**6,842**	**15.2%**	**8,370**	**15.9%**	**6,761**	**16.3%**	**4,874**	**13.9%**	**26,847**	**15.4%**

BOARD OF DIRECTORS

Dr. John J. Farber	Chairman of the Board of Directors
Maya Farber	
John L. Oram	Chairman of the Compensation Committee
Hans Abderhalden	Member of the Executive Committee
Mr. Yair Seroussi	Member of the Audit Committee
Gil Leidner	External Director, member of the Audit, Compensation and Executive Committees
Uzi Netanel	External Director, member of the Audit, Compensation and Executive Committees



FRUTAROM LTD. (Headquarters)
25 HaShaish St., POB 10067
Haifa 26110, Israel
Tel: +972 4 846 2462
Fax: +972 4 872 2517
Email: info@frutarom.com

FRUTAROM USA
9500 Railroad Avenue
North Bergen
NJ 07047-1206, USA
Tel: +1 201 861 9500
Fax: +1 201 861 9267
Email: usa@frutarom.com

FRUTAROM GERMANY
Gewurzmühle Nesse GmbH
Im Tweyad 1
D-27612 Loxstedt-Nesse, Germany
Tel: +49 4744 918120
Fax: +49 4744 918151
Email: service@nesse.de

FRUTAROM ROMANIA
5-7 Soseaua de Centura Str.
Bragadiru, ILFOV, Romania
Tel: +40 747 777 544
Fax: +40 318 161 173
Email: office@ro.frutarom.com

FRUTAROM BELGIUM N.V.
Ambachtsstraat 6
BE-1840 Londerzeel, Belgium
Tel: +32 (0)52 319 534
Fax: +32 (0)52 303863
Email: lindsay.vandentroost@be.frutarom.com

FRUTAROM UK
Fine Ingredients Division
Belasis Ave., Billingham,
Cleveland TS23 1LQ, UK
Tel: +44 1642 379 900
Fax: +44 1642 379 901
Email: uk@frutarom.com

FRUTAROM DE MEXICO
Torre del Angel
Av. Paseo de la Reforma 350
Floor 10, Office 10057
Col. Juarez C.P. 06600, Mexico D.F.
Tel: +55 9171 1376
Fax: +55 9171 1499
Email: samerica@frutarom.com

FRUTAROM BRAZIL
Av. Brigadeiro Faria Lima 1.713
4th Floor, Office #44
CEP 01451-001
Sao Paulo – SP, Brazil
Tel: +55 11 3816 3883
Fax: +55 11 3816 3887
Email: samerica@frutarom.com

FRUTAROM UKRAINE
8 Chervonogvardeyskiy Pereulok
02094 Kiev, Ukraine
Tel: +38 044 296 8873
Fax: +38 044 239 1534
Email: ukraine@frutarom.com

FRUTAROM UK
Flavors Division
3 Henson Way, Kingsthorne Park,
Kettering NN16 8PX, UK
Tel: +44 1536 532 300
Fax: +44 1536 532 301
Email: uk@frutarom.com

FRUTAROM NORDIC
Broenge 16 - 18
2635 Ishoj, Denmark
Tel: +45 43 52 48 88
Fax: +45 43 71 27 87
Email: nordic@frutarom.com

FRUTAROM TURKEY
Emek Mah. Ordu Cad. Sivat Yolu No. 8/2
Sarigazi, Umraniye
Istanbul 81260, Turkey
Tel: +90 216 466 6090
Fax: +90 216 466 6091
Email: turkey@frutarom.com

FRUTAROM KAZAKHSTAN
496 A, Rayimbek Ave.
480009 Almaty, Kazakhstan
Tel: +7 3272 269275
Fax: +7 3272 269276
Email: kazakhstan@frutarom.com

FRUTAROM SWITZERLAND
Rutiwisstrasse
8820 Wadenswil (Zurich)
Switzerland
Tel: +41 1 782 6464
Fax: +41 1 782 6466
Email: switzerland@frutarom.com

FRUTAROM EUROPE
Acticlub BAT.A
7 rue des Champs, ZI de la Pilaterie
59650 Villeneuve d'Ascq, France
Tel: +33 3 2089 7020
Fax: +33 3 2089 7400
Email: europe@frutarom.com

FRUTAROM RUSSIA
Yakovo-Apostolsky Pereulok, 7-1
105064 Moscow, Russia
Tel: +7 495 917 7079
Fax: +7 495 916 1689
Email: russia@frutarom.com

FRUTAROM CHINA
Dian Shan Hu Lake Town,
Kunshan City, Jiangsu, China
Tel: +86 512 5748 2747
Fax: +86 512 5748 1561
Email: china@frutarom.com

FRUTAROM SWITZERLAND
Europastrasse 15
5734 Reinach, Switzerland
Tel: +41 62 765 4242
Fax: +41 62 765 4282
Email: info@ch.frutarom.com

FRUTAROM FRANCE
5 Rue Louis Neel
21000 Dijon, France
Tel: +33 380 73 93 93
Fax: +33 380 73 16 20
Email: info@fr.frutarom.com

FRUTAROM BELARUS
65 Timiriaza Str., Office 608
Minsk, 220035 Republic of Belarus
Tel: +375 17 209 6143
Fax: +375 17 209 0953
Email: belarus@frutarom.com

FRUTAROM HONG KONG
Room 5, 6th floor, Block A,
Vigor Industrial Bldg.,
14-20 Cheung Tat Road,
Tsing Yi, N.T. Hong Kong
Tel: +852 2432 3351
Fax: +852 2433 6014
Email: hongkong@frutarom.com

END

FRUTAROM
FOUNDED 1933

www.frutarom.com